Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the period ending December 31, 2005
CONVERIUM HOLDING AG
(Translation of registrant’s name into English)
Dammstrasse 19
CH-6301 Zug
Switzerland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑     Form 40-F  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐     No  ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable

Annual Report 2005

Business profile
By line of business (ongoing)
Total US$ 1,783.1 million (net premiums written)
By region of premium origin
Total US$ 1,994.3 million (gross premiums written)
By business segment (ongoing)
Total US$ 1,783.1 million (net premiums written)
By distribution channel
Total US$ 1,994.3 million (gross premiums written)

Please note all percentage figures rounded.
Shareholders’ Meeting
The Annual General Meeting 2006 is to be held at 10:30 a.m. local time on Tuesday, April 11, 2006 at the Casino in Zug, Switzerland.
Key share data for 2005

Shares registered as at December 31, 2005	146,689,462
SWX Swiss Exchange

Share price as at December 31, 2005 in CHF	14.50
Year High in CHF	14.60
Year Low in CHF	9.00
Average price in 2005 in CHF	11.62
Average daily trading volume	1,325,148
Market capitalization as at December 31, 2005 in CHF	2,126,997,199
Basic earnings per share in CHF	0.58
Diluted earnings per share in CHF	0.57
Book value per share as at December 31, 2005 in CHF	14.88
New York Stock Exchange

ADS price as at December 31, 2005 in US$	5.54
Year High in US$	5.54
Year Low in US$	3.59
Performance versus benchmarks since the IPO

Converium Ordinary Shares*	-64.80%
Bloomberg European Insurance Index*	-22.00%
Swiss Market Index*	19.84%

Converium ADSs**	-77.50%
Bloomberg US Insurance Index**	20.40%
Dow Jones Industrial Index**	8.38%
Performance versus benchmarks in 2005

Converium Ordinary Shares*	42.20%
Bloomberg European Insurance Index*	27.80%
Swiss Market Index*	31.47%

Converium ADSs**	23.90%
Bloomberg US Insurance Index**	12.00%
Dow Jones Industrial Index**	-0.11%

*	underlying figures in CHF

**	underlying figures in US$
First listed December 11, 2001 on the SWX Swiss Exchange and on the New York Stock Exchange.
Converium publishes quarterly, half-year and annual reports. Shareholders and others can gain access to reporting and other information about Converium at www.converium.com, or by contacting:
Zuzana Drozd, Head of Investor Relations
Converium AG, General Guisan-Quai 26
P. O. Box, 8022 Zurich, Switzerland
Phone +41 44 639 9120
E-mail zuzana.drozd@converium.com
Esther Gerster, Head of Public Relations
Converium AG, General Guisan-Quai 26
P. O. Box, 8022 Zurich, Switzerland
Phone +41 44 639 9022
E-mail esther.gerster@converium.com

Financial highlights

(US$ million)	2005	2004	2003

Gross premiums written	1,994.3	3,978.7	4,300.4
Net premiums written	1,815.7	3,726.1	3,922.7
Net premiums earned	2,383.2	3,882.2	3,767.8
Total investment results	350.4	359.2	252.8
Income (loss) before taxes	84.3	-381.2	210.7
Net income (loss)	68.7	-582.5	177.9
Basic earnings (loss) per share (US$)	0.47	-9.2	2.2
Total equity	1,653.4	1,734.8	1,928.0
Total underwriting reserves, net of reinsurance	7,931.1	10,014.2	8,599.4
Total invested assets	6,634.3	7,786.2	7,502.0
Return on equity (beginning of period) (%)	4.0	-30.2	11.2
Ongoing non-life loss ratio (net premiums earned) (%)	77.4	77.6	66.8
Ongoing non-life expense ratio (%)	29.8	28.5	25.1
Ongoing non-life combined ratio (%)	107.2	106.1	91.9
Book value per share (US$)	11.29	11.86	48.47	*
Dividend per share (CHF)	0.10	—	1.50

*	Represents book value per share prior to the rights offering.
Ongoing non-life combined ratio

Contents

2	Letter from the Chairman

4	Review 2005 and outlook 2006

6	Strategy

7	Risk Management

10	Corporate Governance

25	Financial Statements

125	Addresses of offices

128	Glossary

Letter from the Chairman
Dear shareholders,
Following the turbulence affecting Converium in 2004, 2005 was a year of consolidation for the Company. The demands placed on the entire organization, on both management and employees, have been very high. I wish to emphasize from the outset the high level of competency and professionalism demonstrated by employees at all levels of the Company over this period. Their commitment and loyalty to Converium has been striking.
We have successfully come through the initial stage of our reorientation within a challenging business environment. As Chairman of the Board I can look back on this achievement with a sense of pride and satisfaction.
Over 2005 natural catastrophe events dominated our industry in a way which none of us have previously experienced. Continental Europe first endured winter storm Erwin, and later serious flooding, not least in Switzerland. The US hurricane season was the most active on record, with an exceptional accumulation of events causing severe devastation. Global insured losses were around US$ 80 billion, with overall economic losses estimated at more than US$ 200 billion.
We can draw tremendous confidence from the fact that the reinsurance industry was able to meet its obligations arising from such huge losses, and to effectively contribute to the rebuilding and redevelopment of the afflicted areas. The catastrophes demonstrate the key function that reinsurance companies hold in the global economy, and the role they play in helping to regenerate shattered economic and social structures.
The decision, in 2004, to discontinue local underwriting in North America spared Converium from suffering major losses as a result of the hurricane season. We must however accept that, as we only write US business selectively, we will not be able to take full advantage of subsequent rises in US catastrophe reinsurance rates.
The Board of Directors, however, remains convinced that stopping local underwriting in the US and placing our North American entity into run-off was the right decision. The commutation of North American liabilities over 2005 exceeded its target of US$ 500 million. Our team, charged with this difficult and sensitive undertaking, deserves a special mention and thanks.
The forward-looking strategy we developed following the announcement of insufficient reserves in 2004 proved both realistic and achievable. The Company successfully repositioned itself to focus on European, Asian, Middle Eastern and Latin American markets.
This restructured approach has provided Converium with the foundations to consolidate its market position as a medium-sized, multi-line, knowledge-based reinsurer, concentrating on its core competences. Combined with a strong capital base, Converium has retained the trust of clients, and defended its market position. This was confirmed by the encouraging outcome of the treaty renewals at the end of 2005.
The successful stabilization of Converium was reflected in an improved financial performance in 2005 compared to 2004. Our net profit stood at US$ 68.7 million, following a loss of US$ 582.5 million in 2004 due to significant net reserve strengthening in US casualty business and significant charges related to placing the North American operations into orderly run-off. The encouraging business developments of 2005 were above all a combination of the retained quality of our ongoing business and solid underwriting results. We were also pleased with stable reserve developments over the period. However, we were forced onto the back foot in the last quarter by the need to restate our financial accounts back to 1998. The required workload placed an unexpected additional strain on the Company. The Board was aware of the burden it was placing on the organization when it took the relevant decisions in conjunction with the Restatement.

The restatement not only led to a significant additional workload for our staff, but also to a considerable rise in external costs. Management has been able to bring down underlying administrative costs to a level commensurate with the new Company structure. However, as a result of additional costs imposed in conjunction with the restatement, overall expenditures remain higher than originally anticipated. We will therefore continue to pursue a rigorous cost management approach over the course of the coming year.
Despite our successful stabilization, we have yet to reach our stated goals, to resume dividend payments, and, in the medium term, to be back as one of the ten leading global reinsurers. I remain, however, confident that we will achieve our strategic targets in the near future. The following are all reasons for confidence:
– Through a clearly defined strategy we have succeeded in stabilizing the Company.

– As a result of Converium’s strong capital base we are able to take new business opportunities with acceptable risk profiles. The Company has proved very stable in a year characterized by an unprecedented frequency and severity of natural catastrophes.

– The restatement as decided by the Board of Directors did not have any negative effects on the Company’s year-end capital base.

– The measures announced by our Board member Terry G. Clarke, in his former position as CEO, within the “road-map”, are taking effect. We have made good progress in strengthening our independent status, in the run-off of our North American business as well as our internal restructuring.

– Even during recent turbulent periods we adhered to our underwriting policies.
It is of great importance for the future of Converium that the Board of Directors has been able to rejuvenate the top of the Company. We have gained, with the appointment of Inga Beale, a personality of great international experience, and a considerable reputation within the industry. We are delighted that Inga Beale has accepted this challenge, and are convinced that, in collaboration with the Board of Directors, management and all employees, she will succeed in leading Converium back to being one of the world’s leading reinsurers.
Almost at the same time as the announcement of Inga Beale as our new CEO, the Board of Directors paved the way for its own substantial rejuvenation. Terry G. Clarke has decided to step down from Converium’s Board of Directors at the Annual General Meeting on April 11, 2006. In addition, three long-serving and respected members of the Board, Georg Mehl, George G.C. Parker, and Anton K. Schnyder have decided not to stand for re-election. I would like to express my sincere thanks for their service, and their high level of commitment during an exacting and difficult period. As I have already indicated at last year’s Annual General Meeting, I will be retiring from my current position. I am particularly pleased that we have managed to attract three highly regarded personalities, Lennart Blecher, Detlev Brem-kamp and Harald Wiedmann, as new candidates for the Board of Directors. I wish the new board much success and all the best.
If one looks back on the events of 2005, and the first few weeks of 2006, Converium’s successful consolidation becomes apparent. The Company is today following a strategy and a business model which have proved themselves highly appropriate in our current situation. A revitalized and highly competent leadership team, both on a strategic and operative level, combined with a loyal and motivated work force, provides a solid basis for Converium’s continued recovery.
I would like to express my sincere thanks to all staff for having helped Converium overcome the challenges of last year. I would particularly like to thank Terry G. Clarke, who, as CEO, has led with great dedication, and contributed substantially to stabilizing the Company. My further thanks go to you, our shareholders, for the trust and the loyalty you have shown in us. Finally, our clients also deserve special recognition: their loyalty has contributed to our own self-belief within the Company. I am convinced that Converium has a promising future ahead of it, and I wish the Company, under its new leadership, good fortune and success.
Sincerely,
Peter C. Colombo
Chairman of the Board of Directors

Review 2005 and outlook 2006
Reinsurance industry overview
The reinsurance industry over 2005 was dominated by natural catastrophes. The global overall economic loss as a result of these calamities is in the region of US$ 225 billion. The greatest tragedy was in Asia, where an estimated 87,000 died, mainly in Pakistan, as a result of an October earthquake. India suffered severe flooding in July around Mumbai. In Europe winter storm Erwin caused significant damage, before a wet August saw floods and landslides, particularly in Switzerland.
The most significant series of events for reinsurers was however the US/Caribbean hurricane season. The worst destruction came in August with hurricane Katrina. Along with the massive wind damage, the hurricane’s subsequent flood surge rendered much of New Orleans uninhabitable. Alongside property damage many other lines were affected, most notably marine and energy, with around 200 oil production platforms and mobile rigs destroyed or severely damaged. Katrina is estimated to have caused insured losses of around US$ 45 billion. The largest losses for Katrina fell on US primary insurers and Bermudian reinsurers. The scale of Katrina overshadowed what in other years would have been considered major hurricanes in their own right, with Rita (September) and Wilma (October) both causing insured losses of around US$10 billion.
Total global insured losses as a result of the 2005 catastrophes were around US$ 80 billion. What is particularly notable is that 2005 followed a previous year of record losses – the result of an active US hurricane season, several severe Asian-Pacific typhoons, and the South East Asian tsunami. However, despite the scale of devastation, no major reinsurance player suffered bankruptcy-threatening losses. Based on swift access to fresh capital, the reinsurance community has absorbed the double blow of 2004 and 2005 with remarkable resilience.
Encouraged by attractive pricing prospects a number of new players have entered the reinsurance market. Ten new reinsurers registered in Bermuda in the latter half of the year. The “class of 2005” hurried to bring business plans together and take advantage of anticipated hardening markets at the January 2006 renewals.
The number of new entrants into the industry over 2005 highlighted the appetite of capital markets to invest in the industry. The Bermudian start-ups raised around US$ 8 billion in capital. A similar amount of fresh capital was raised by established players, also primarily in Bermuda, which had to repair damaged balance sheets as a result of the US hurricane season. The level of losses prompted vigilance on the part of the rating agencies. Seven reinsurers were downgraded over 2005.
The January renewal did see a notable firming of rates for US property lines, particularly in areas with a record of natural catastrophes. Other lines also saw significant price increases, particularly marine and energy.
Whilst a number of new players entered the market place, there was consolidation amongst the larger players. Swiss Re agreed the purchase of GE Insurance Solutions at the end of the year. The acquisition is set to make Swiss Re the world’s largest reinsurer.
Converium’s 2005 performance
Converium made solid progress over 2005 towards meeting goals stipulated in the “roadmap to recovery”, launched in late February 2005. After posting a substantial loss of US$ 582.5 million in 2004, which was driven by significant reserve strengthening for prior-year US casualty business, Converium returned to profitability in 2005, generating net income of US$ 68.7 million.
On November 4, 2005, the Board announced its decision to restate prior period financial statements. This decision was taken in the light of findings of an internal review, overseen by the Audit Committee with the assistance of independent outside counsel, launched against the backdrop of ongoing investigations by regulators and governmental authorities into non-traditional insurance and reinsurance products.
The five main features of the business year 2005 can be summarized as follows: First, natural catastrophes had a noticeable impact on our financial performance. Headline losses such as winter storm Erwin, the Continental European floods, and, in particular the hurricanes Katrina, Rita and Wilma reduced the net result by US$ 164.8 million. The overall loss for Converium, however, was comparatively modest compared to many others in the industry, reflecting the effects of placing the US subsidiary Converium Reinsurance (North America) Inc. into run-off as from September 2004. Our losses for Wilma, at US$ 46.5 million, were greater than for Katrina, at US$ 44.6 million, reflecting higher exposures on the part of our Company to Florida risk compared to the region of Louisiana.

Second, Converium’s prior-year reserve position has proven adequate and stable over the course of 2005. We, therefore, continue to feel comfortable with our reserving actions taken in the past.
Third, the run-off of our North American business has progressed as planned. As regards the commutation of North American liabilities we exceeded our target to commute or otherwise settle about US$ 500 million. This led to a significant reduction of risk on Converium’s balance sheet over the year 2005.
Fourth, our ongoing business segments Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance generated satisfactory underwriting results. Despite the catastrophe losses the non-life business produced segment income of a combined US$ 156.2 million. Life & Health Reinsurance continued to be profitable with a segment income of US$ 17.6 million.
Fifth, total administrative expenses declined by 4.1% to US$ 210.8 million in 2005, reflecting the cost management measures initiated in spring. The reduction would have been even greater, but was offset by extraordinary legal and consulting fees of approximately US$ 15 million, mainly driven by the restatement.
Outlook 2006
We anticipate demand for reinsurance products to remain robust. After two severe hurricane seasons, the US market will lead the way in looking for greater capacity. One modeling agency puts the chance of a third consecutive severe hurricane season at 60%.
On the supply side, there will certainly be more players. However, the increase in reinsurance capacity may not be as great as the capital inflows over 2005 would suggest. Despite the rises in prices, reinsurers will be more aware of catastrophe risk. Having underestimated potential hurricane losses, particularly with Katrina, catastrophe modeling firms are likely to reassess their work with a more cautious bias. Externally, the rating agencies are demanding greater capital requirements on the part of insurers and reinsurers to cover against catastrophe exposure.
It is expected that anticipated stable prices will help Converium as the Company continues to forge its pathway to recovery. January renewals were encouraging, with strong support from existing clients and the establishment of new client relationships. A number of former clients reiterated their intention to resume business with Converium, as and when the Company reaches its stated goal of improving its current financial strength rating.
The largely favorable external environment, which we expect in 2006, will be complemented by internal changes within the Company. Converium appointed a new CEO, Inga Beale, effective February 1 of 2006, who brings with her considerable experience and a noted reputation within the industry. We believe this appointment will enhance our competitive position and help pave the way for our anticipated recovery. As a medium-sized, multi-line reinsurer, Converium will carry on offering its clients diversification from market-dominant players, with a varied risk portfolio, significant intellectual capital and a solid capital base.

Strategy
Vision
We aim to be a core player in the international reinsurance industry, contributing to the evolution of the sector with forward-thinking solutions that enable our clients to efficiently manage their risk. We aspire to be recognized as an agile, credible and responsive organization.
In June 2005 Converium issued its revised business strategy, reflecting certain adjustments in the wake of the turbulence the Company faced in 2004. The strategy builds on the financial strength and proven franchise the Company has brought to the market place over recent years, whilst facing the future challenges of a complex and shifting risk landscape, inherent in a globalized economy.
Converium aims to restore its position as a leading global reinsurer. In that context we seek to remain a stand-alone entity. As a mid-sized player, we offer our clients independence from market-dominant reinsurers, and diversity in risk management solutions. Our multi-line underwriting and pricing capabilities help us in turn to broadly spread the risks we assume on our balance sheet.
Converium’s philosophy of doing business is built on the long-standing experience of many of our employees, focused on building close and mutually beneficial partnerships with our clients on a long-term basis. We believe it is important to maintain a global reach, both to provide world-wide services to customers, and to diversify our liabilities. We pride ourselves on being a knowledge-based reinsurer, and place high value on our intellectual capital. We have dedicated teams in standard and specialty as well as life and health lines of business, with a wide range of backgrounds and knowhow. Using our expertise, we will continue to offer flexible and innovative reinsurance products to the market, whilst closely following developments and trends in the industry.
A strict risk management strategy regarding our own liabilities remains a core value of Converium. We have demanding internal risk processes, strong underwriting procedures, and an established retrocession policy. Continuous exposure management helped the Company limit losses to relatively modest amounts during the severe natural catastrophes of 2005.
Mission
We are an international multi-line reinsurer that satisfies its clients’ business needs by excelling at analyzing, assuming and managing risks. In an ethical and responsible manner we provide:
– sustainable value growth for our shareholders,
– superior service for our customers and intermediaries,
– a fulfilling work environment for our employees.
We share the benefits of this rigorous and disciplined approach to risk management with our clients and aim to further enhance our reputation as a reliable risk assessment partner. We continuously pass on advice relating to core competences such as product structuring, natural hazard and financial modeling.
Our strategic focus remains on Europe, Asia, the Middle East and Latin America, those areas where Converium’s business model has proved most successful and viable. Following the events of 2004 we will continue the run-off strategy of our North American operation and the commutation of our related liabilities. We will continue to write selective North American business from European offices to help us to maintain a globally diversified risk portfolio.
Goals and aspirations
As the Company rebounds from the events of 2004, one of our clear goals is to regain an improved financial strength rating. We hope to achieve this goal as soon as possible by means of our efforts to improve operational efficiency across all segments, to sustain our client relationships and maintain a strong capital base with continuous support by in-house expertise and know-how.
Converium will continue to build on its strengths, together with the lessons learnt from the challenges of 2004. We believe our knowledge-based franchise provides us with the strong foundations for future success. We aspire towards organic growth, and to regain our previous position as a leading reinsurer. We consider 2005 as a “year of transition” which has seen a successful stabilization of the Company. We now go forward with confidence into 2006, which we intend to make our “year of restoration”.

Risk Management
Insured US property/casualty losses sustained in 2005, primarily as a result of the exceptionally active hurricane season in North America. Hurricane Katrina alone is estimated to have caused US$ 45 billion of insured losses. As outlined in the Review and Outlook section on page 4, the resulting effects on the reinsurance industry have been considerable. There have been several downgrades, and a substantial number of reinsurers had to raise billions of dollars in fresh capital.
For a mid-sized multi-line reinsurer, such as Converium, effective risk management to cope not only with severe events, but also with an accumulation of higher frequency-lower severity losses, is fundamental. Our holistic approach to risk control incorporates a highly developed methodology, using specialized intellectual capital as an integral part of our core underwriting competency. We aim to employ refined exposure management techniques that allow us to monitor our own accumulation of risk, and to develop appropriate strategies to subsequently administer and control that risk.
Intellectual capital and catastrophe models
In the wake of the 2005 US hurricane season, many questions have been asked about catastrophe risk modeling techniques in the industry. Converium believes modeling remains fundamental to our risk management process, as much for catastrophe exposure as for other lines of business.
“Exceptional” and “unprecedented” were words often used to describe the 2004 hurricane season, when four Atlantic hurricanes made US landfall, causing losses of over US$ 20 billion. Converium’s natural catastrophe team advised that although four US landfall hurricanes in a year were above average, they were within the expectations of our models. In a brochure, published in March 2005, titled “The severity of frequency”, Converium recommended that clients should include not only considerations of storm severity, but also event frequency into their exposure assessments. As if to highlight that advice, in fall 2005, another series of Atlantic hurricanes made landfall: Dennis, Emily, Katrina, Rita, and Wilma, further demonstrating the frequency and severity of Atlantic hurricanes in a given year. Although two such active storm seasons back-to-back are not the norm, the natural catastrophe team at Converium had helped prepare the Company for such a scenario.
     Land-falling hurricanes in the United
     States between 1851 and 2005

Hurricanes
per year	Years observed	Number of years

7	1886	1
6	1916, 1985	2
5	1893, 1933, 2004, 2005	4
4	1871, 1880, 1906, 1909, 1964	5
3	..., 1971, 1979, 1989, 1998, 1999	28
2	..., 1969, 1986, 1995, 1996, 2003	39
1	..., 1991, 1992, 1993, 1997, 2002	45
0	..., 1982, 1990, 1994, 2000, 2001	31

The table displays the number of hurricanes (Category 1–5) that made landfall per year in the US. For example, in 1886, seven hurricanes struck the US coastline. In addition, the number of years for each respective number of landfalls is shown. For instance, there have been 31 years in which no hurricanes have made landfall.
Converium’s natural catastrophe team is well equipped to advise management, as well as clients, on risk posed by multiple-occurrence events within a short time frame. As with other departments, Converium places considerable emphasis on in-house intellectual capital: The natural catastrophe team consists of highly trained professionals in all the relevant natural sciences: geophysicists, meteorologists, mathematicians and environmental scientists.
One core element of our catastrophe risk assessment is probabilistic hazard modeling. The techniques used by the team consist of both internally generated models, and third party products adapted to reflect the requirements of Converium. The use of a variety of models combined with our in-house intellectual capital provides flexibility, challenges assumptions, helps form opinions where no models exist, and supplies a framework in which the inevitable variance in model results can best be understood.

Managing casualty and liability reinsurance
Advanced catastrophe models alone will not make for a strong reinsurer. Converium builds on the insight of our catastrophe models, without entirely relying on them. Together with other actuarial and risk management techniques, the models contribute to our core underwriting processes, and our overall understanding of the level of exposure faced by the Company.
Converium aims for high standards of data provision throughout the Company. In 1999 we addressed the importance of accurate exposure data and the particular difficulties of inter-industry data transfer with regards to natural catatrophes, thereby driving the creation in 2001 of the CRESTAplus data standard. CRESTAplus is widely recognized and has led to the creation of the even more detailed ACORD standard, providing a data standard for natural catastrophe exposure data. Beyond that our membership in the Pan-American Surety Association helps promote data standards within credit and surety industry lines.
Our objective is to match our demanding requirements of external data with our internal data processes. The natural catastrophe team’s focus is to internally circulate its initial prognosis of expected damage following a severe event within a short working time frame. This allows Converium’s management to build its decision making process on early loss assessments.
We believe that strict data requirements are a prerequisite, and should provide the foundations on which to build our core underwriting business. In a constant exchange of information between our underwriters and the natural catastrophe or other risk teams, limits and aggregates are agreed and managed. Converium’s disciplined approach to underwriting means that the Company will only provide coverage in those areas in which it has expertise and knowledge required to evaluate risks and to assess them reliably, as well as actively balance its portfolio.
However, our approach extends beyond the assessment of natural perils. Our data benchmark is met by our strict pricing discipline: Contracts are required to meet or exceed return over a risk-based capital threshold. Each treaty is assessed in terms of both expected return and contribution to risk, thereby identifying the capital required to support that additional risk within the overall portfolio. Treaties that improve portfolio diversification require less capital than business that adds to an accumulation of risk, building in an incentive for underwriters to diversify risk. Business is assumed only if strict profitability measures for the capital employed are reached or exceeded. Approval to enter into contracts that do not meet specified thresholds requires the authorization and approval of management.

For deriving risk-based capital, Converium modeling expands beyond considering the portfolio impact. It also considers extremely rare but severe events. Converium’s actuaries and financial modelers focus on risk measures such as “conditional worst case”, “tail value at risk” and “expected policyholder deficit”. Converium’s capital allocation philosophy is designed to avoid this expected shortfall and ensures that risk beyond the threshold is also considered. Meanwhile, the portfolio approach ensures that Converium avoids accumulation of risk from diverse sources leading to undesired concentration.
In order to understand our risk-based capital, our financial modeling techniques expand well beyond the portfolio impact. We stress-test our systems against what would be considered extraordinarily severe – a one-in-a-hundred, or even in a thousand-year event. Working with probabilistic catastrophe models, our actuaries and financial modelers measure “tail value at risk”: the potential shortfall should events occur beyond a defined threshold.
A further integral part of Converium’s liability risk management comes from its retrocession strategy. The recommendations from the natural catastrophe and other teams support a well-defined retrocession process. Global Risk Pooling (GRP) is the function within Converium which is responsible for defining, placing and administrating all retrocession covers in accordance with risk management guidelines. Alongside purchasing standard cover, GRP is also responsible for placing risk on the financial markets. Our issue of Helix 04 notes in 2004 provides the Company with fully collateralized second and subsequent event protection for North Atlantic hurricane, US earthquake, Japanese earthquake and European windstorm property catastrophe exposures over a five year run – affording added coverage for Converium into the medium term.
Comprehensive catastrophe risk management system

Converium’s catastrophe risk management begins with a structured information exchange process between the underwriting, natural catastrophe and retrocession departments. These departments operate according to a number of clear procedures and internal practices, as defined by our risk policies. Our risk management structure allows us to have an overview of exposure and risk levels within the Company and for management to gain a snapshot of our risk profile. Following any natural catastrophe we use a claims process which aims to give us a picture of potential losses and uncertainties, including non-cat lines, as well as the effects our retrocession policies may have had.
Comprehensive risk exposure monitoring
Our risk procedures are designed to ensure that management can request a snapshot of the Company’s risk exposure when required. Interaction between claims, underwriting and risk assessment departments aims to ensure that within a couple of working days of any major event, the Company has knowledge of its potential loss, and where remaining uncertainty comes from.
The continuous process of information exchange runs through all levels of the Company. Our risk processes converge at the Global Executive Committee (GEC) in the form of our Chief Risk Officer. This ensures that the GEC has an unbroken overview of exposure levels within the Company, and the status of “tail value at risk” on the books.
Converium’s goal is to assess natural or man-made catastrophes not only in terms of life and property losses, but also their effects on other business lines. Katrina highlighted the degree to which risk classes can overlap – particularly when viewed against continued commercial and residential construction in areas prone to natural disaster – with considerable claims registered from lines such as motor and aviation. Most notable with regards to Katrina were marine and energy lines, with losses estimated at around US$ 6 billion.

Corporate Governance
Organizational structure
Converium is organized into four business segments: Standard Property & Casualty Reinsurance, Specialty Lines, Life & Health Reinsurance, which are based on ongoing global lines of business, and the Run-Off segment. The lines of business by segment include the following:
Standard Property & Casualty Reinsurance
General Third Party Liability
Motor
Personal Accident (assumed from non-life insurers)
Property
Specialty Lines
Agribusiness
Aviation & Space
Credit & Surety
Engineering
Marine & Energy
Professional Liability and other Special Liability
Workers’ Compensation
Life & Health Reinsurance
Life and Disability
Accident and Health
Run-Off
Primarily comprises the business from Converium Reinsurance (North America) Inc., excluding the US originated aviation business portfolio
The three ongoing business segments are supported by several business functions in the underwriting process. They consist of: Actuarial and Risk Modeling Services, Claims, Risk Pooling, Transactional Legal Services and Risk Management. Converium also has certain departments which provide services to all segments and functions globally. These include Finance, Information Technology, Human Resources, Internal Services, Corporate Legal Services, and Corporate Communications and Development. As of December 31, 2005 Converium had 579 employees worldwide.
Legal structure
Converium Holding AG, a company organized under Swiss law with its domicile in Zug, Switzerland, directly or indirectly owns all Converium companies. Converium Holding AG, with a share capital of CHF 733,447,310, is the only listed company within Converium. Its shares are traded on the SWX Swiss Exchange (ISIN: CH0012997711) and its American Depository Shares (ADSs, ISIN: US21248N1072) are traded on the New York Stock Exchange. The market capitalization as of December 31, 2005 was CHF 2,126,997,199.
Significant non-listed companies

		% of equity
Company name	Country of incorporation	share held	Currency	Share capital

Converium AG	Switzerland/Zurich	100	CHF	400,000,000
Converium IP Management AG	Switzerland/Zug	100	CHF	100,000
Converium Rückversicherung (Deutschland) AG	Germany/Cologne	100	EUR	4,601,627
Converium Holding (UK) Ltd	United Kingdom/London	100	GBP	101
Converium Insurance (UK) Ltd	United Kingdom/London	100	GBP	60,000,000
Converium London Management Ltd	United Kingdom/London	100	GBP	1,000
Converium Underwriting Ltd	United Kingdom/London	100	GBP	2
Converium Holdings (North America) Inc.	United States/State of Delaware	100	US$	1
Converium Reinsurance (North America) Inc.	United States/State of Connecticut	100	US$	3,500,000
Converium Insurance (North America) Inc.	United States/State of New Jersey	100	US$	5,000,000
Converium Finance S.A.	Luxembourg/Luxembourg	100	EUR	31,000
Converium Finance (Bermuda) Ltd	Bermuda/Hamilton	100	US$	12,000

In December 2002, Converium Finance S.A., a Luxembourg company, issued non-convertible, unsecured, guaranteed subordinated notes with a principal amount of US$ 200 million. The notes, which are listed on the New York Stock Exchange, are irrevocably and unconditionally guaranteed on a subordinated basis by Converium Holding AG and Converium AG.
Significant shareholders
The following notices have been given to Converium in 2005 in accordance with Art. 20 of the Federal Act on Stock Exchange and Securities Trading:

	Date of	% of
Company	notification	shareholding
Odey Asset Management [1]	March 4, 2005	11.2%
London, United Kingdom (acting as investment manager for various funds)
Dodge & Cox	June 16, 2005	5.04%
San Francisco, CA, United States (acting as investment managers to institutions and individuals through separately managed portfolios and mutual funds)
Capital Group Companies Ltd	June 24, 2005	below 5%
Los Angeles, CA, United States (acting on behalf of various funds)
Zürcher Kantonalbank	July 5, 2005	5.001%
Zurich, Switzerland	July 5, 2005	below 5%
	August 18, 2005	5.87%
Patinex AG	December 19, 2005	12.49%[2]
Wilen, Switzerland

[1]	On January 16, 2006 Odey Asset Management informed that it has reduced its shareholdings to 5.3%. On February 10, 2006 Odey Asset Management disclosed that it has reduced its shareholdings to 4.96%.

[2]	5.06% in the form of 7,425,000 registered shares and 7.43% in the form of purchase rights with entitlement to purchase 10,900,000 registered shares.
Cross-shareholdings
Converium has no cross-shareholdings with any other joint-stock companies.
Capital structure
Ordinary share capital
As of December 31, 2005 Converium Holding AG had an ordinary share capital of CHF 733,447,310 divided into 146,689,462 fully paid-up registered shares with a nominal value of CHF 5 each.
Contingent share capital
Pursuant to Article 3a of Converium’s Articles of Incorporation, Converium’s share capital can be increased by the issuance of a maximum of 4,000,000 fully paid-up registered shares of CHF 5 nominal value each, amounting to a maximum of CHF 20,000,000 through the exercise of option or conversion rights which will be granted on a stand-alone basis or in connection with bond issuances or other debt financing by Converium or one of its subsidiaries. The subscription right of the shareholders with respect to these shares is excluded. The advance subscription rights of the shareholders may be excluded by the Board if the options or conversion rights are used in connection with the financing of a take-over of a business, parts of a business or participations. In this case, the structure, term and amount of the bond issue or other debt financing, if any, as well as the terms and conditions of the option and/or conversion rights, are to be determined by the Board on the basis of the market conditions prevailing at the time of the issue of the rights. Option and/or conversion rights shall be exercisable for the maximum period of ten years. In 2005 no registered shares were issued from the contingent share capital.
Authorized share capital
Pursuant to Article 3b of the Articles of Incorporation, the Board of Directors is authorized, on or before April 27, 2006, to increase the share capital by the issue of up to a maximum of 4,000,000 fully paid-up registered shares of CHF 5 nominal value each, amounting to a maximum of CHF 20,000,000. The subscription rights of the shareholders may be excluded by the Board if the new shares are used for a take-over of a business, parts of a business, or participations, or for the financing of such transactions, or for the enlargement of the shareholder base in connection with the listing of shares on a stock exchange. In 2005 no registered shares were issued from the authorized share capital.
Changes in capital
The decrease in “additional paid-in capital” primarily results from the Rights Offering that occurred in October 2004. The Annual General Meeting further approved the dividend payment of CHF 1.50 per share, or CHF 59,796,602, reducing retained earnings. (See pages 48 and 96 of the Notes to the financial statements for further information on shareholders’ equity.)

Shares, other certificates and limitations
on transferability
Converium has issued 146,689,462 fully paid-up registered shares with a nominal value of CHF 5 each. Each share carries one vote. There are no preferential rights for individual shareholders. The Articles of Incorporation of Converium Holding AG do not provide for limitations on transferability of shares.
For more details on ownership rights and nominee registration please see page 20 under shareholder participation rights. Converium has neither issued participation, profit sharing nor dividend-right certificates nor has it issued convertible bonds or options/warrants to third parties. Information about Converium’s share options granted to members of the Board of Directors, the Global Executive Committee (GEC) and employees is contained in the Remuneration section of this document on page 19 and 20, and page 94 of the Notes to the financial statements. Some interests in Converium shares are held by investors in the form of ADSs issued by the Bank of New York. One ADS represents the right to receive one half of one Converium share. ADSs are traded on the New York Stock Exchange.
Converium’s Board of Directors
Converium’s global strategy is set by its Board of Directors, the body with ultimate responsibility for Converium’s policies and management, including investment, treasury, solvency and liquidity policies. The Board of Directors consists of no less than four and no more than nine members. Currently it comprises eight. With wide-ranging experience in the reinsurance sector, this group represents an appropriate mix of skills for the effective governance of a major international reinsurance organization. The Board of Directors oversees Converium’s affairs and offers regular directives to the Global Executive Committee. All Board members, except Terry G.Clarke who held the position of Chief Executive Officer until January 31, 2006 and Derrell J. Hendrix, who acted for us as a consultant through the RISConsulting Group LLC, are non-executive and independent of management. None of the remaining Board members have ever held an executive position within Converium or any of its subsidiaries. No interlocking directorships exist between the Board members of Converium and board members of any other company. Each Board member must disclose any material relationship with the company or potential conflict of interests, annually, in a special statement which is evaluated by the Audit Committee. Following this evaluation the Board of Directors affirmatively determines which members of the Board of Directors qualify as independent.
Members of the Board of Directors
The composition of the Board of Directors includes a cross section of geography and professional experience. The members of the Board of Directors are elected for a term of office of not more than three years, after which they become eligible for re-election. In case of the election of a substitute, the new Board member finishes the term of office of the predecessor. The members of the Board, their years of birth, nationality and terms of office as at December 31, 2005 were as follows:
Members of the Board of Directors

				Term
	Year		Date of first	expires
Name	born	Nationality	election	in

Peter C.Colombo	1934	Swiss	16.11.2001	2007
(Chairman) 1 2 4

Georg Mehl	1939	German	16.11.2001	2006
(Vice Chairman) 2 3 4

Terry G.Clarke	1941	British	01.01.2002	2007

Markus Dennler 1 3 4	1956	Swiss	12.04.2005	2008

Derrell J. Hendrix	1953	American	16.11.2001	2007

Rudolf Kellenberger 1 2 3	1945	Swiss	12.04.2005	2008

George G.C. Parker 3 4	1939	American	16.11.2001	2006

Anton K. Schnyder 1 2	1952	Swiss	16.11.2001	2006

[1]	Member of the Nomination Committee

[2]	Member of the Remuneration Committee

[3]	Member of the Finance Committee

[4]	Member of the Audit Committee
Curricula Vitae of the Board members
Peter C.Colombo started his professional career with Gerling Group in Cologne in 1959 and was Principal Officer of Gerling Global Reinsurance Company in London from 1963 to 1965. From 1965 through 1998 he worked for Union Reinsurance Company in Zurich with various responsibilities. Mr Colombo served as President and CEO of Union Reinsurance Company from 1989, with appointments as Managing Director in 1996 and as Deputy Chairman of the Board of Directors in 1997. He serves as Deputy Chairman of the Board of Directors of Generali (Schweiz) Holding AG, Zurich, Switzerland, and as a member of the Advisory Board of the Barmenia Group in Wuppertal, Germany. Mr Colombo holds a Bachelor of Social Sciences degree (economics and politics) from the University of Birmingham, England.

Georg Mehl served as a consultant for the Wüstenrot & Württembergische Group, Stuttgart, Germany, since 2001 and in addition as a member of the Executive Management Board of Hanse-Marine-Versicherung-AG, Hamburg, Germany, until the end of 2003. Previously, he served in a series of positions with the Württembergische Group, most recently as CEO of Wüstenrot & Württembergische AG. Georg Mehl had worked for almost 30 years for the Allianz Group, Hamburg and Munich, Germany. He is Chairman of the Board of Directors of Sektkellerei Schloss Wachenheim AG, Trier, Germany. Mr Mehl also serves as a member of the supervisory or advisory boards of several German financial services and commercial institutions. He graduated from the German Insurance Academy in Cologne, Germany, in 1961.
Terry G. Clarke was a consulting actuary with the Tillinghast Business of Towers Perrin and a Principal of Towers Perrin. He joined their London office in 1986 and was Managing Principal of Tillinghast’s North America practice prior to retiring at the end of 2001. From 1978 until 1986 Mr Clarke was a member of the Norwich Winterthur Group senior management team. Prior to 1978, he held various positions in the Norwich Union Group. Mr Clarke qualified as a Fellow of the Institute of Actuaries in 1967, and is co-author of several papers on non-life insurance subjects as well as a tutor and examiner. He has been a member of a number of professional committees both in the United Kingdom and in Continental Europe. Mr Clarke served as Converium’s Chief Executive Officer until January 31, 2006.
Markus Dennler served in a series of positions within the Credit Suisse Group, most recently as a member of the Executive Board of Credit Suisse Financial Services and as Chief Executive Officer responsible for the global operational Life & Pensions business. Previously, he was a member of the Corporate Executive Board of Winterthur Insurance (subsidiary of Credit Suisse Group). Markus Dennler studied law at the University of Zurich and graduated in 1982. He received his doctorate degree in 1984 and was admitted to the Bar of Zurich in 1986. Further he attended the International Bankers School in New York and the Harvard Business School (AMP) in Boston. Currently he is Chairman of Batigroup, a member of the Board of Directors of Swissquote Group and a councillor of the British-Swiss Chamber of Commerce.
Derrell J. Hendrix is Chief Executive Officer of RISC Ventures LLC and the RISConsulting Group LLC, a Boston-based risk management consulting company which he founded in 1996 together with Hannover Rückversicherungs AG (through its US subsidiary, Insurance Corporation of Hannover). Mr Hendrix served from 1995 to 1996 as Managing Director and Head of Derivatives at the Bank of Boston. He began his career at Citibank in 1977, and from 1980 through 1995 he held various department head positions in Citicorp’s banking and investment banking operations in Toronto, Hong Kong and London. Mr Hendrix holds a Master of Arts from the Fletcher School of Law and Diplomacy, Medford, Massachusetts, and a Bachelor of Arts from Amherst College, Amherst, Massachusetts.
Rudolf Kellenberger served as Deputy Chief Executive Officer of Swiss Re from April 1, 2000 until the end of 2004. In this function he dedicated much of his time to tasks within the Corporate Center, in particular in the field of Management Development, Regulatory Affairs and E-Business Development. Previously, he served in a series of positions within Swiss Re’s Executive Board assuming responsibilities for the Northern European reinsurance sector and Special Lines and, as of July 1998, taking on the leadership of Swiss Re’s then newly founded Europe division. Rudolf Kellenberger studied civil engineering at the Federal Institute of Technology (ETH), Zurich, graduating in 1970. He is Chairman of the Swiss Aviation Pool and a member of the Board of Directors of Swiss Life.
George G.C. Parker is the Dean Witter Distinguished Professor of Finance and Management, Graduate School of Business, Stanford University, Stanford, California. From 1993 to 2001, Professor Parker was Senior Associate Dean for Academic Affairs and Director of the MBA Program at Stanford. Professor Parker served as Director for Executive Education, Stanford Business School, between 1979 and 1988, and from 1973 to 1979 he was Director of the Stanford Sloan Program for Executives. He is currently a board member of California Casualty Group of Insurance Companies, San Mateo, California; Continental Airlines Inc., Houston, Texas, and various other US-based companies. He graduated from Haverford College, Pennsylvania, with a degree in economics in 1960, and received an MBA in finance in 1962 and a doctorate in finance in 1967, both from Stanford.

Anton K. Schnyder served as a full professor for private law at the University of Basel, Switzerland, from 1993 to 2003. As of the summer term of 2003 he was appointed to Zurich University as a full professor of private, international and comparative law. In 1994 he was appointed Vice President and in 2004 President of the Federal Appeal Commission supervising private insurance. From 1987 to 1993, Professor Schnyder served as a corporate legal adviser to the Zurich Insurance Group, and from 1992 as a member of the executive staff. He graduated from Zurich University, Switzerland, in 1978 and received his doctorate degree in 1981, being awarded the Professor-Walther-Hug-Prize for his doctoral thesis. Additionally, he holds a Master of Laws from the University of California, Berkeley. For many years he has been a special adviser to the governments of Switzerland and Liechtenstein for insurance legislation. Currently Professor Schnyder is Chairman of the working party for a revision of the Swiss Insurance Contract Law.
Internal organizational structure of the Board of Directors
The Board of Directors is headed by the Chairman or, in his absence, by the Vice Chairman. It meets as often as circumstances require, but at least four times per year. In 2005 the Board of Directors met nine times physically and held one further meeting by way of conference call.
Meetings generally last one day, with Committee meetings preceding Board meetings. Agendas are set by the Chairman of the Board of Directors or the pertinent Chairman of the Committee respectively. At each of its meetings the Board of Directors must be informed, through formal reports by the Chief Executive Officer (CEO) and the members of the Global Executive Committee (GEC), about the course of the business and the activity of the business segments and the GEC. In case of important business incidents, the Board of Directors must be informed without delay. Furthermore, each Board member receives appropriate information with respect to any matter to be considered by the Board of Directors. For financial reporting purposes, this includes an appropriate quarterly reporting package comprising financial and investment information including consolidated financial accounts of Converium and its business segments and the Run-Off segment. The Chief Executive Officer (CEO), the Chief Financial Officer (CFO) and the General Legal Counsel attend Board meetings on a regular basis. Members of the GEC and other executives attend meetings at the Chairman’s invitation. In addition, conference calls and meetings between Board members and members of the GEC are held to resolve formal matters or to exchange information. The Board of Directors performs an annual self-evaluation and sets its objectives based upon this evaluation. Annually it reviews the performance of the CEO and approves his or her objectives.
The Head of Internal Audit reports directly to the Audit Committee, and the Board meets regularly with Converium’s external auditors, and, as may be necessary, with outside consultants to review the business, better understand all laws and policies, and support the management in meeting requirements and expectations.
Board Committees
The Board of Directors has four Committees, which meet in conjunction with or prior to Board meetings, as necessary, and regularly report and submit proposals to the Board of Directors. Each Committee has a Chairman who directs the meetings according to a set agenda, and a secretary, currently the General Legal Counsel.
The Nomination Committee comprises at least three Board members and currently comprises four. It appoints and dismisses the Head of Internal Audit and outside directors of Converium companies, unless such appointment or dismissal is required by regulatory law or order, in which case such appointment or dismissal lies in the responsibility of the CEO. The Committee proposes to the Board of Directors the appointment of Board members and the members of its Committees and their Chairmen, the Chairman and Vice Chairman of the Board of Directors, the members of the GEC and the head of the Run-Off segment. It defines and implements procedures for the annual self-evaluation of the Board of Directors’ and the Committees’ performance; for the annual statement of independence of the Board of Directors and disclosure of any conflict of interests and any agreements concluded with Converium or any of its subsidiaries; and for the orientation program for new Board members. Standing invitees are the CEO and the Chief Human Resources Officer. In 2005 the Nomination Committee met twelve times physically and held two further meetings by way of conference call.

The Remuneration Committee comprises at least three Board members and currently comprises four. It sets the compensation levels for the GEC (except the CEO) and the Head of Internal Audit, and proposes to the Board of Directors the overall remuneration for the CEO and for each of the members of the Board of Directors, as well as the principles of compensation, of incentive schemes, and bonus payments to employees. Standing invitees are the CEO and the Chief Human Resources Officer. In 2005 the Remuneration Committee met five times physically and held two further meetings by way of conference call.
The Finance Committee comprises at least three Board members and currently comprises four. It approves external providers of asset management services and capital increases in subsidiaries between US$ 5 million and US$ 20 million. It submits to the Board for its approval the accounting standards framework for Converium, the annual budget and financial plans, investment and treasury policy, solvency and liquidity planning, strategic asset allocation, tax planning, the allocation of expenses to be charged to the Corporate Center, capital increases and the use of contingent or authorized capital, year-end results and dividend policy, as well as exchange listings and de-listings. Standing invitees are the CEO and the CFO. In 2005 the Finance Committee held four meetings.
The Audit Committee comprises the Chairman of the Board of Directors and the Chairmen of the Finance, Nomination and Remuneration Committees. The Audit Committee currently comprises four members. Only independent and financially literate directors are eligible to serve on the Audit Committee. In order to qualify as independent, a member may not accept any consulting, advisory or compensatory fee from the Company. In addition, an Audit Committee member may not be a person affiliated with the Company or any of its subsidiaries. The Audit Committee reviews and approves the quarterly financial statements, except year-end results; approves and supervises the implementation of Converium’s Audit Charter, including the review of internal control systems and Converium’s risk management and auditing processes; reviews and assesses significant accounting and reporting issues; oversees external and internal auditors and the external and internal audit process; assesses the accuracy of the annual financial statements and determines that appropriate accounting principles have been applied; and liaises with Converium’s Risk Management functions to identify Converium’s areas of greatest risk and to assess management’s role in mitigating the risks. Standing invitees are the CEO, the Head of Internal Audit, the CFO, the Chief Risk Officer and the external auditor. In 2005 the Audit Committee met six times physically and held seven further meetings by way of conference call.
The Audit Committee is supported in its supervisory task by Group Internal Audit (GIA). GIA currently consists of eight persons and covers all operations of Converium worldwide. GIA directly reports to the Audit Committee and has unrestricted access to all relevant information and documents. The Audit Committee also approves the audit plans and the budget of GIA. In 2005, GIA conducted 28 audit projects and started with the testing of the Internal Controls over Financial Reporting (ICOFR) as required by Sarbanes-Oxley 404.
Group Internal Audit is committed to the Standards for Professional Practice of Internal Auditing set out by the Institute of Internal Auditors. The strategic goals of GIA, which were formally approved by the Audit Committee, are as follows:
–	To evaluate the reliability and controls of the financial and risk reporting systems and processes as well as to provide reasonable assurance that material errors and irregularities will be detected on a timely basis.

–	To evaluate the integrity of financial information.

–	To evaluate compliance with policies, plans, procedures, regulations, laws and contracts.

–	To safeguard Converium’s assets.

–	To evaluate and promote efficient use of resources.

–	To coordinate and manage, on behalf of the Audit Committee, the relationships with the public accounting firms working for Converium.
The areas of responsibility of the Board of Directors and the Global Executive Committee as well as the other corporate bodies are defined in the Organizational By-laws of Converium Holding AG, which are available on the internet at www.converium.com.
Managing Director
Following the appointment of Terry G. Clarke as Chief Executive Officer effective February 24, 2005, the position of Managing Director was removed.

Converium’s Global Executive Committee
The Board of Directors has delegated the management of Converium to the Global Executive Committee (GEC). The GEC comprises an Executive Management Team, currently consisting of seven members. It is generally responsible for implementing Converium’s global strategy, ensuring effective collaboration between each subsidiary, and business segment, and reviewing progress against financial and operating plans as approved by the Board of Directors. At December 31, 2005 the GEC consisted of:
Members of the Global Executive Committee

	Year
Name	born	Nationality	Position held

Terry G. Clarke	1941	British	Chief Executive Officer
Hans Peter Boller	1962	German	Chief Risk Officer
Christian Felderer	1954	Swiss	General Legal Counsel
Benjamin Gentsch	1960	Swiss	Executive Vice President for Specialty Lines
Christoph Ludemann	1956	German	Executive Vice President for Life & Health Reinsurance
Frank Schaar	1960	German	Executive Vice President for Standard Property & Casualty Reinsurance
Andreas Zdrenyk	1959	Swiss	Interim Chief Financial Officer
On February 24, 2005 the Board of Directors appointed Terry G. Clarke as Chief Executive Officer and replaced Dirk Lohmann with immediate effect. The Board appointed Andreas Zdrenyk as interim Chief Financial Officer of Converium following Martin Kauer’s agreed departure on February 28, 2005. Inga Beale was appointed as CEO on December 14, 2005. She took up her new role on February 1, 2006, replacing Terry G. Clarke.
Curricula Vitae of the GEC members
For Terry G. Clarke’s CV please see page 13.
Hans Peter Boller is the Chief Risk Officer and an Executive Vice President of Converium. He is responsible for risk management, corporate compliance, pricing, reserving, retrocession, Asset and Liability Management (ALM) and natural hazard modeling. He joined the company in 1999 as the Chief Actuary for Zurich Re, Zurich. Prior to 1999, he was a consultant with Tillinghast-Towers Perrin. Mr Boller is a fellow of the German Actuarial Society (DAV) and the Swiss Actuarial Society (SAV), and a member of the International Actuarial Association (IAA). He is the outgoing Chairman of the Reinsurance Subcommittee of the IAA and was a member of the Risk-Based Capital Solvency Structure Working Party of IAA. He also advises the Swiss Regulatory Authority on the emerging Swiss Solvency Regulation. Mr Boller holds a Master’s degree in economics and engineering and a doctorate in actuarial science from the University of Karlsruhe.
Christian Felderer is the General Legal Counsel and an Executive Vice President of Converium. He joined Zurich Re in 1997 and has 20 years’ experience in the insurance and reinsurance industry, most recently as Senior Legal Counsel for Zurich Re and General Counsel for Converium. Between 1990 and 1997 Mr Felderer had various management responsibilities within the Zurich Group’s International Division, including the establishment and management of the Captives and Financial Risk Management department and management of the Claims organization of the International Division. From 1986 to 1990 he was Corporate Legal Counsel in the General Counsel’s Office of the Zurich Insurance Group, and from 1983 to 1986 he was an underwriter in the Casualty department of the International Division. Mr Felderer has a law degree from the University of Zurich and is admitted to the Bar of the Canton of Zurich.
Benjamin Gentsch is the Executive Vice President for Specialty Lines. In 1998, he joined Zurich Re as the Chief Underwriting Officer Overseas where he was given the task of strengthening the company’s position in the Asian, Australian, African and Latin American markets. In addition, he took charge of the Global Aviation reinsurance department and built up the Professional Risk and Global Marine reinsurance departments. In September 2002, Mr Gentsch was appointed Chief Executive Officer of Converium Zurich. Between 1986 and 1998, he held various positions at Union Reinsurance Company, Zurich, where from 1990 he was responsible for treaty reinsurance business in Asia and Australia. He is a director of Global Aerospace Underwriting Managers Ltd. (GAUM) and Medical Defence Union Services Ltd. (MDUSL). Mr Gentsch holds a degree in business administration of the University of St. Gallen, with a focus on risk management and insurance.
Christoph Ludemann is the Executive Vice President for Life & Health Reinsurance. He joined Converium in September 2002, bringing to the company 20 years’ experience in the reinsurance market. From 1990 until 2002 Mr Ludemann was responsible for General Cologne Re’s European and Latin American life and health markets, and from 1995 until 2002 he was also a member of the Executive Board of Management of General Cologne Re of Vienna. Between 1983 and 1990, he worked as General Cologne Re’s Marketing Manager for the Netherlands, Scandinavia and Austria. Mr Ludemann has a degree in mathematics and insurance economics from the University of Cologne.

Frank Schaar is the Executive Vice President for Standard Property & Casualty Reinsurance. He joined Zürich Rückver-sicherung (Köln) AG as Chief Executive Officer in 2000. Previously he was employed by Hannover Re for 17 years until 1999, most recently serving as a Managing Director and a member of the extended board in charge of Asia, Australia and Africa. From 1982 until 1997, Mr Schaar served in various capacities, most recently as Senior Vice President with responsibility for Germany. Mr Schaar holds a degree in insurance economics and worked as a lecturer in reinsurance at the Institute for Professional Development of the Insurance Association in Hannover for ten years.
Andreas Zdrenyk has been appointed interim Chief Financial Officer of the Company as of February 28, 2005. He joined Zurich Re in 1998 and has gained in-depth insight into the Company’s operations in various functions such as Chief Information Officer, Chief Financial Officer of Converium Zurich and Zurich Re Zurich, respectively, and Head of Internal Audit & Consulting. Prior to joining Zurich Re Andreas Zdrenyk spent a total of 16 years with the Winterthur Swiss Insurance Group, six years of which as regional Head of Internal Audit North America based in the United States. Since December 5, 2005, Mr Zdrenyk has been a director of Medical Defence Union Services Ltd. (MDUSL). Andreas Zdrenyk holds a Master’s of Business Administration degree from Cox School of Business, Dallas, USA and a Master’s of Information Systems/Information Technology degree from the Swiss Association of Commerce, Zurich, Switzerland.
Member of the GEC as of February 1, 2006
Curricula Vitae
Inga K. Beale assumed the position of Chief Executive Officer of Converium as of February 1, 2006. She joined the Prudential Assurance Company, London, UK in 1982 as an underwriter specializing in reinsurance. In 1992 she joined GE Insurance Solutions where she headed up the UK Reinsurance Underwriting team. In 2001, Inga Beale took on the role of Global Underwriting Audit Leader in Kansas City, USA. Ms Beale became Global Underwriting CoE Leader in 2002 and in 2003 assumed responsibility for the Property & Casualty reinsurance business throughout Continental Europe, the Middle East and Africa. In 2004, she was appointed President and Chairman of the Board of Management of GE Frankona Rückversicherungs-AG in Munich, Germany. In 1987 she became an Associate of the Chartered Insurance Institute (ACII). She attended Newbury College, UK, where in 1981 she qualified in business studies, majoring in economics, mathematics and accountancy.
Management contracts
Converium has not entered into management contracts with other companies which transfer key management functions.
Compensation, shareholdings and loans
Board remuneration
For the office term 2005/2006, basic cash compensation for an ordinary Board member, set at CHF 100,000 (US$ 80,380), includes compensation for membership of one Committee. Board members are entitled to receive equity compensation granted at the end of the respective period for which it is due, which shall comprise Converium shares equal to a value of CHF 25,000 (US$ 20,095) with a restriction period of three years, and share options equal to a value of CHF 25,000 (US$ 20,095) calculated on the Black-Scholes formula on the basis of Converium’s share price at the beginning of the period. The Chairman is entitled to an increase of 50% and the Vice Chairman to one of 25% of the individual elements of the compensation package. The following compensation was agreed for membership of a second and third Committee:
–	CHF 4,000 (US$ 3,215) for membership of a second Committee

–	CHF 3,000 (US$ 2,411) for membership of a third and any subsequent Committee and additionally,

–	CHF 5,000 (US$ 4,019) if the member holds one or more chairmanships in the Committees.
These were the same levels as in 2003 and 2004.
With effect from January 1, 2005 it was agreed that non-executive members of the Board of Directors shall receive compensation of CHF 12,440 (US$ 10,000) annually for a membership in the Board of Directors and CHF 6,220 (US$ 5,000) annually for a membership in a Committee of Converium Reinsurance (North America) Inc.

In consideration of the increased workload of the Board members it was agreed that starting as of the date of the Ordinary General Meeting in April 2005 they shall receive an additional compensation for any Board or Committee meetings in addition to the regular number of meetings as follows:
–	CHF 5,000 (US$ 4,019) for any additional meeting with physical presence by the member

–	CHF 2,500 (US$ 2,009) for a meeting with attendance by phone or video conference by a member
Whereby the regular number of meetings is four Board meetings plus one Strategy Meeting of the Board and a total of seven Audit Committee meetings as well as four meetings each of the Finance, the Remuneration and the Nomination Committees.
The remuneration of the Board of Directors is not performance-related. The following table illustrates the compensation paid to each Board member in 2005. Cash compensation paid at the date of each Ordinary General Meeting comprises 50% of the cash compensation due for the ending annual period and 50% for the commencing annual period.
Total cash compensation
(without expenses)
paid to Board members in 2005

Peter C. Colombo	CHF	162,000
	(US$	130,216)
Georg Mehl	CHF	137,000
	(US$	110,121)
Terry G. Clarke	CHF	1,835,186 [1]
	(US$	1,475,123)[1]
Markus Dennler	CHF	56,000
	(US$	45,013)
Derrell J. Hendrix	CHF	100,000
	(US$	80,380)
Rudolf Kellenberger	CHF	53,500
	(US$	43,003)
George G.C. Parker	CHF	109,000
	(US$	87,614)
Anton K. Schnyder	CHF	104,000
	(US$	83,595)

[1]	Includes compensation for services rendered as member of the Board of Directors, Managing Director and Chief Executive Officer.
In 2005 no compensation was paid to a former member of the Board of Directors.
Shareholdings of Board members in
Converium as of December 31, 2005

	Shares	Shares held
	allocated	at Dec 31,
	in 2005	2005

Peter C. Colombo	1,128	4,623
Georg Mehl	940	3,098
Terry G. Clarke	752	7,315
Markus Dennler	0	0
Derrell J. Hendrix	752	1,179
Rudolf Kellenberger	0	0
George G. C. Parker	752	1,979	[1]
Anton K. Schnyder	752	1,179

[1]	1,679 shares and 600 ADSs.
Converium has retained the RISConsulting Group LLC, of which Mr Hendrix is co-owner and Chief Executive Officer, for certain consulting services. Converium paid total fees of US$ 20,833 (CHF 25,918) to the RISConsulting Group LLC for services rendered in 2005. Mr Hendrix is also a manager and owner of approximately 57% of the outstanding share capital of RISC Ventures LLC, a Delaware-based limited liability company created to manage and operate companies engaged in commercializing technologies and intellectual properties developed by the RISConsulting Group LLC and its affiliates. In April 2004, Converium AG invested US$ 2.0 million in RISC Ventures LLC for an approximate 17.5% ownership interest in that entity. Converium sold its 17.5% ownership interest in RISC Ventures LLC to a third party at book value on October 28, 2005.
In 2005 neither Converium nor any of its subsidiaries granted loans, advance payments or credit lines to Board members, senior management or parties closely related to them. As of the end of December 2005 no such loans, advance payments or credit lines are outstanding. No shares and options are held by closely linked parties of the members of the Board.

Options1 held by Board members as of December 31, 2005

	Number of options
	Peter C.	Georg	Terry G.	Markus	Derrell J.	Rudolf	George	Anton K.	Expiry	Subscription	Strike[2]
Year of grant	Colombo	Mehl	Clarke	Dennler	Hendrix	Kellenberger	G. C. Parker	Schnyder	date	ratio	price

2002	1,406	1,125	681	n.a.	937	n.a.	937	937	Oct 30, 12	1:1	CHF 28.67
2003	2,797	2,237	1,864	n.a.	1,864	n.a.	1,864	1,864	Nov 27, 13	1:1	CHF 27.03
2004	2,172	1,810	1,448	n.a.	1,448	n.a.	1,448	1,448	Oct 27, 14	1:1	CHF 14.80
2005	4,889	4,074	3,259	0	3,259	0	3,259	3,259	Oct 12, 15	1:1	CHF 33.22
Total	11,264	9,246	7,252	0	7,508	0	7,508	7,508

[1]	Options vest immediately, have a term of 10.5 years and an exercise price equal to fair market value at the beginning of the period for which they are granted.

[2]	The strike price of all options outstanding prior to the Rights Offering in 2004 was adjusted in 2005 in order to account for the dilution of the value of the options as a result of the Rights Offering. The reduction in the strike price maintains the same Black-Scholes value of the option before and after the Rights Offering and does not reflect any other decrease in the share price.
GEC remuneration
The Remuneration Committee sets compensation levels for members of the GEC and proposes to the Board the remuneration of the Chief Executive Officer.
Compensation for each member of the GEC consists of a base salary and an incentive component based on Converium’s and the individual’s performance. The incentive component may vary highly from year to year depending on the achievement of the incentive award targets set annually by the Board of Directors.
The Remuneration Committee determines the awards paid out to the GEC. The performance-based incentive component consists of the Annual Incentive Plan (AIP) and the Long-Term Incentive Plan (LTIP). A minimum of 25% of the performance-based compensation paid under the AIP is paid in the form of Converium shares. The LTIP is part of Converium’s executive share ownership program and designed to align the interests of management closely with those of shareholders as well as to encourage stock ownership. 50% of the award paid out under the LTIP is delivered in Converium shares and the other 50% of the award is paid out in non-qualified options.
Shareholdings of GEC members1 in
Converium as of December 31, 2005

	Shares[2]
	granted	Shareholdings
	in 2005	as of December 31, 2005
		Unvested shares	Vested shares [3]

Hans Peter Boller	18,319	35,184	20,500
Christian Felderer	16,283	29,059	9,003
Benjamin Gentsch	24,849	46,129	48,887
Christoph Ludemann	17,377	30,518	5,935
Frank Schaar	23,064	45,775	14,630
Andreas Zdrenyk	13,625	22,079	6,788

[1]	For Terry G. Clarke see Board remuneration.

[2]	Shares granted in 2005 include shares awarded under the LTIP, which are subject to various vesting schedules and shares purchased through the employee stock purchase plan. During the vesting period there is a risk of forfeiture.

[3]	Includes shares held by closely linked parties.
Total aggregate compensation of all officers of the GEC in 2005 was US$ 4.6 million (CHF 5.7 million). This total includes base salary and cash awards made under short- and long-term incentive plans paid during 2005, and the estimated value of other compensation-related items. The GEC members agreed to waive any award under the AIP for 2004 otherwise payable in 2005.
Two members of the GEC gave up their functions during 2005. In line with contractual obligations a total of US$ 3.8 million (CHF 4.8 million) (including share awards) was paid to these individuals in 2005. No further payments were made to former members of the GEC.
GEC members held shares and options at the end of December 2005. Some were awarded under Converium’s AIP and LTIP, some converted to Converium shares and options from employee participation plans of Converium’s former parent, Zurich Financial Services, and others bought in conjunction with the Initial Public Offering or otherwise. No options are held by closely linked parties. GEC members participate in local pension plans. More information about Converium’s employee participation and pension plans is contained on pages 91 and 94 of the notes to the financial statements.

Options1 held by GEC members2 as of December 31, 2005

	Number of options
Year	Hans Peter	Christian	Benjamin	Christoph	Frank	Andreas	Expiry	Subscription	Strike[3]
of grant	Boller	Felderer	Gentsch	Ludemann	Schaar	Zdrenyk	date	ratio	price

2001	22,375	957	22,965	0	53,030	974	Jun 11, 12	1:1	CHF 26.50
2001	0	0	211	0	0	—	Jan 31, 06	1:1	CHF 26.50
2001	0	0	605	0	0	—	Jan 13, 07	1:1	CHF 26.50
2002	2,314	1,791	2,613	0	4,123	1,791	Oct 01, 12	1:1	CHF 27.59
2002	2,315	1,792	3,857	0	4,123	1,792	Apr 01, 13	1:1	CHF 18.00
2003	5,444	4,423	10,208	3,012	9,456	4,423	Oct 01, 13	1:1	CHF 15.07
2003	4,311	3,385	5,974	2,037	5,649	2,213	Apr 01, 14	1:1	CHF 16.09
2004	7,790	6,059	9,781	8,958	9,852	3,583	Oct 01, 14	1:1	CHF 16.28
2004	7,790	6,059	9,781	7,423	9,852	3,583	May 01, 15	1:1	CHF 8.64
2004	26,822	20,862	33,677	25,551	33,913	12,337	Jun 22, 15	1:1	CHF 8.64
2005	26,596	23,642	33,394	25,231	33,488	18,663	Oct 01,15	1:1	CHF 11.60
2005	27,044	24,039	33,955	25,654	34,050	18,976	Apr 01, 16	1:1	CHF 13.05
Total	132,801	93,009	167,021	97,866	197,536	68,335

[1]	Options have an exercise price equal to the market value of the shares or ADSs on the date of grant, vest 25% immediately on the grant date and 25% each year thereafter, and have a 10.5-year term.

[2]	For Terry G. Clarke see Board remuneration.

[3]	The strike price of all options outstanding prior to the Rights Offering in 2004 was adjusted in 2005 in order to account for the dilution of the value of the options as a result of the Rights Offering. The reduction in the strike price maintains the same Black-Scholes value of the option before and after the Rights Offering and does not reflect any other decrease in the share price.
Shareholders’ participation rights
Converium’s registered shareholders are granted rights to participate at Ordinary and Extraordinary General Meetings (General Meeting). The procedure for convocation is set out in Article 9 of the Articles of Incorporation. Agenda items are set by the Board of Directors. According to Article 10 of the Articles of Incorporation, shareholders representing a nominal amount of at least CHF 1 million may request agenda items at least 45 days prior to the General Meeting. The General Meeting is convened by the Board of Directors or, if necessary, by the auditors, at least twenty days before the date of the meeting in accordance with the Articles of Incorporation. A notice of the meeting states the place and time of the meeting, the items on the agenda, and the motions of the Board of Directors and of the shareholders who requested the meeting. In case of elections, the names of the nominated candidates are specified. If these conditions have not been met, no resolutions are passed, except resolutions to convene an Extraordinary General Meeting or to initiate a special audit. Motions within the limits of the items on the agenda and negotiations that do not require the passing of a resolution do not require such an announcement. The business report and the report of the auditors are made available for inspection by the shareholders at the registered office of the company no later than twenty days before the Ordinary General Meeting. Each share grants the holder the right to one vote. Only shareholders listed in the share register on a cut-off day prior to the General Meeting as defined by the Board of Directors are authorized to take part. In view of the Ordinary General Meeting 2006, all shareholders registered on April 7, 2006 in Converium’s share register as shareholders with voting rights are eligible to vote. Registered shareholders may exercise all further membership rights, including the right to appoint a proxy, convene an Extraordinary General Meeting, place items on the agenda of a General Meeting, and other rights defined in the Swiss Code of Obligations. A shareholder may be represented by his legal representative, another person who does not need to be a shareholder of the company, by independent proxies or by depositaries, authorized in writing. The General Meeting passes resolutions and holds elections with the majority of votes cast, excluding abstentions and void and blank votes. As an exception, the following matters, which are set in Converium’s Articles of Incorporation, require the approval of at least two-thirds of votes represented, and an absolute majority of the nominal values of the shares represented is required.

1.	An alteration of the purpose of Converium.
2.	The creation of super-voting shares.
3.	Restrictions on the transfer of registered shares and the removal of such restrictions as well as restrictions to vote and the removal of such restrictions.

4.	An authorized or contingent increase of share capital.
5.	An increase of share capital by conversion of capital surplus, by contribution in kind or for the purpose of an acquisition of assets and the grant of special rights.
6.	A restriction or exclusion of the subscription right or advance subscription right.

7.	A change of Converium’s registered office.

8.	The dissolution of Converium without liquidation.
Converium maintains a share register showing the name, residence, address and nationality (in case of legal entities the registered office) of the holders and usufructuaries of the shares. It will recognize shareholders and usufructuaries of shares only if they are listed in the share register, and accepts only one representative per share. Upon request, acquirers of shares are listed in the register as shareholders with the right to vote, provided they explicitly declare that they acquired the shares in their own name and for their own account. The Board of Directors is authorized to grant exemptions from this provision in connection with the trading of shares on foreign markets, for example nominees in connection with the American Depository Receipts (ADR) program. The Board of Directors is authorized to register such nominees as shareholders with voting rights up to a maximum of 5% of the nominal share capital of Converium. Over this limit, the Board of Directors is authorized to register nominees as shareholders with voting rights only if the nominee discloses the name, address and the shareholding of the persons on whose behalf they act and whose shareholding is 0.5% or more of the nominal share capital of the company. The Board of Directors enters into agreements with such nominees with regard to disclosure requirements, representation of the shares and exercising voting rights. After having heard the party concerned, Converium may cancel entries in the share register if they result from incorrect information of the acquirer. He or she must be informed immediately. Converium’s Articles of Incorporation are available on the internet at www.converium.com.
Changes of control
The Articles of Incorporation do not provide for an opting out or opting up in the meaning of articles 22 and 23 of Federal Act on Stock Exchanges and Securities Trading. Therefore mandatory offers have to be submitted when a shareholder or a group of shareholders acting in concert exceeds 33% of issued and outstanding share capital. Neither the employment agreements with the members of the GEC or other staff nor the mandate letters agreed with the members of the Board of Directors provide for additional benefits in the case of a change of control.
Upon a take-over situation all outstanding options and shares granted to the members of the GEC or other staff would vest immediately, unless the acquisition or tender offer is approved by the Board of Directors.
Auditors
PricewaterhouseCoopers Ltd, Zurich, Switzerland assumed their initial mandate as Converium’s external auditors on June 19, 2001, the date of Converium’s incorporation. The duration of the mandate is one year, from Ordinary General Meeting to Ordinary General Meeting. At the Annual General Meeting on April 12, 2005 PricewaterhouseCoopers Ltd was re-appointed for another one-year term as Converium’s auditors. The current lead audit engagement partner assumed the mandate on May 27, 2003. The fees for services rendered, excluding expenses, related to the year 2005 are:

Audit fees	CHF	13,847,000
(including fees related to the restatement)	(US$	11,130,000)
Audit-related fees	CHF	829,000
	(US$	666,000)
Tax advisory services	CHF	120,000
	(US$	96,000)
Other non-audit services	CHF	131,000
	(US$	105,000)
Total fees	CHF	14,927,000
	(US$	11,997,000)
The Audit Committee reviews the scope and general extent of the internal and external audit, including its cost effectiveness, the independence and objectivity of the external auditors, and the nature and extent of non-audit services provided by the external auditors. In 2005 the Audit Committee met six times physically and held seven conference calls with the external auditors.

Sarbanes-Oxley Act
As a foreign registrant listed on the New York Stock Exchange, Converium is subject to all relevant United States securities laws and regulations including the US Sarbanes-Oxley Act (the Act) of 2002. The US Congress enacted this law as a response to several large insolvencies of registered entities involving fraudulent accounting and financial reporting practices. Converium is legally required to comply with Section 404, a critical section regarding internal controls and procedures for financial reporting for the year ending December 31, 2006. Converium is using the Act as an opportunity to further streamline and document its business and control processes, thus making them more effective and efficient. Converium has dedicated a qualified project team to focus on the implementation of the compliance process required by the Act.
Compliance with corporate governance rules of the New York Stock Exchange (NYSE)
As a foreign issuer listed on the New York Stock Exchange (NYSE) Converium is also in compliance with the corporate governance rules of the NYSE with the following exceptions, where Converium continues to apply Swiss practices:
Regular meetings of non-management directors without any participation of management directors
In 2005 Converium did not comply with this requirement as Terry G.Clarke, member of the Board of Directors and CEO attended all meetings of the Board of Directors.
Responsibility of the Audit Committee for the appointment of external auditors
Swiss company law requires that the Annual General Meeting (AGM) is responsible for the appointment of the external auditors, not the Audit Committee. Converium’s Audit Committee prepares a proposal to the Board of Directors with respect to the appointment and dismissal of the external auditors. The Board of Directors then nominates the external auditor for election by the shareholders’ meeting.
Shareholders’ votes on equity compensation plans
Under Swiss practice equity compensation plans are not voted at the AGM. The reason for this approach is that the capital of a Swiss company is determined in its Articles of Incorporation, and therefore each change of share capital, including increases, requires AGM approval. Shareholders do not have the authority to vote on the open market purchase of shares by Converium for its equity compensation plans.
Nominating/Corporate Governance and Compensation Committee must have a written charter
The main duties and responsibilities of the Nomination and Remuneration Committees are defined in the Organizational By-laws. Converium’s Nomination and Remuneration Committees do not have separate written charters. The Organizational By-laws are available on the internet at www.converium.com. Converium has no separate Corporate Governance Committee. The Board of Directors addresses corporate governance issues that are not especially assigned to one of the Committees.
Separate reports of the Board of Directors Committees to be included in the annual report
Under Swiss company law all reports addressed to the shareholders are provided and signed by the Board of Directors. The Committees prepare and submit their reports to the Board of Directors.

Information policy
Converium publishes quarterly, half-year and annual reports. Shareholders and others can gain access to reporting and other information about Converium at www.converium.com, or by contacting:
Investor Relations
Zuzana Drozd
Head of Investor Relations
Converium AG
General Guisan-Quai 26
P.O. Box 8022
Zurich, Switzerland
Phone +41 44 639 9120
E-mail zuzana.drozd@converium.com
Shareholder contact
Livia Gallati
Shareholder Services
Converium Holding AG
Dammstrasse 19
6301 Zug, Switzerland
Phone +41 44 639 9335
E-mail shareholder.services@converium.com
Media Relations
Esther Gerster
Head of Public Relations
Converium AG
General Guisan-Quai 26
P.O. Box
8022 Zurich, Switzerland
Phone +41 44 639 9022
E-mail esther.gerster@converium.com
Transfer Agent & Registrar
For American Depository Shares (ADS)
traded on the New York Stock Exchange:
The Bank of New York
Corporate Trust Office
101 Barclay Street
New York, NY 10286, USA
Phone +1 646 885 3300
Auditors
PricewaterhouseCoopers Ltd
Birchstrasse 160
8050 Zurich, Switzerland
Phone +41 58 792 4400

[Divider Page]

Financial Statements

26 The Converium share

28 Restatement overview

29 Selected financial and other data

30 Management’s discussion and analysis of financial condition and results of operations

Converium Holding AG and Subsidiaries

59 Report of the independent group auditors

60 Consolidated statements of income (loss)

61 Consolidated balance sheets

62 Consolidated statements of cash flows

63 Consolidated statements of changes in shareholders’ equity

64 Notes to the consolidated financial statements

Converium Holding AG

115 Report of the statutory auditors

116 Principal activity and review of the year

117 Statements of income

118 Balance sheets

119 Notes to the financial statements

123 Proposed appropriation of available earnings

The Converium share
The Converium share in 2005
Despite the considerable advances by equity markets across the world over 2005, the Converium share outperformed the major indices, including the headline Swiss Market Index (SMI) on the Swiss Exchange (over a 30% increase in 2005), and the European Insurance Index. Likewise, Converium ADRs outperformed the US Insurance index, mirroring the gains made by our Swiss shares in the second half of the year.

Converium Ordinary Shares*	- 64.8%
Bloomberg European Insurance Index*	- 22.0%
Swiss Market Index*	19.8%

Converium ADSs**	- 77.5%
Bloomberg US Insurance Index**	20.4%
Dow Jones Industrial Index**	8.4%

*	underlying figures in CHF

**	underlying figures in US$

Converium Ordinary Shares*	42.2%
Bloomberg European Insurance Index*	27.8%
Swiss Market Index*	31.5%

Converium ADSs**	23.9%
Bloomberg US Insurance Index**	12.0%
Dow Jones Industrial Index**	- 0.1%

*	underlying figures in CHF

**	underlying figures in US$

Key share data for 2005

Shares registered as at December 31, 2005	146,689,462

SWX Swiss Exchange
Share price as at December 31, 2005 in CHF	14.50
Year High in CHF	14.60
Year Low in CHF	9.00
Average price in 2005 in CHF	11.62
Average daily trading volume	1,325,148
Market capitalization as at December 31, 2005 in CHF	2,126,997,199
Basic earnings per share in CHF	0.58
Diluted earnings per share in CHF	0.57
Book value per share as at December 31, 2005 in CHF	14.88

New York Stock Exchange
ADS price as at December 31,2005 in US$	5.54
Year High in US$	5.54
Year Low in US$	3.59
Major shareholders
•	Odey Asset Management LLP, London, United Kingdom: 11.2% (date of notification March 4, 2005)
On January 16, 2006 Odey Asset Management informed that it has reduced its shareholdings to 5.3%. On February 10, 2006 Odey Asset Management disclosed that it has reduced its shareholdings to 4.96%.
•	Dodge & Cox, San Francisco, United States: 5.04% (date of notification June 16, 2005)
•	Capital Group Companies Ltd, Los Angeles, United States: below 5% (date of notification June 24, 2005)
•	Zurich Cantonal Bank, Zurich, Switzerland: 5.87% (date of notification August 18, 2005),
•	Patinex AG, Wilen, Switzerland: 12.49% (date of notification December 19, 2005), 5.06% in the form of 7,425,000 registered shares and 7.43% in the form of purchase rights with entitlement to purchase 10,900,000 registered shares.
Find more information on major shareholders in the Corporate Governance section on page 11.
Financial calendar

April 11, 2006	Annual General Meeting

May 23, 2006	First quarter results

August 8, 2006	Half-year results

November 7, 2006	Third quarter results

Restatement overview
In February 2006, Converium restated its consolidated financial statements as of and for the years ended December 31, 2004, 2003, 2002, 2001, 2000, 1999 and 1998 and for each of the quarters ended March 31, 2003 through June 30, 2005, and the Notes related thereto as discussed further in Note 3 to our 2005 consolidated financial statements.
Background to the restatement: internal review
Ongoing investigations of the insurance and reinsurance industry and non-traditional insurance and reinsurance products are being conducted by U.S. and international regulators and governmental authorities, including the U.S. Securities and Exchange Commission and the New York Attorney General.
In view of the industry investigations and the events relating to MBIA Inc. (“MBIA”), Converium engaged independent outside counsel to assist it in a review and analysis of certain of its reinsurance transactions, including the MBIA transaction. The internal review, which was overseen by the Audit Committee, addressed issues arising from the ongoing governmental inquiries and Converium’s own decision to review certain additional items. The internal review involved the assessment of numerous assumed and ceded transactions including structured/finite risk and other reinsurance transactions and encompassed all business units of Converium, a review of hundreds of thousands of e-mails, attachments to e-mails and other documents and interviews of all current members of the Global Executive Committee and the Board of Directors, as well as certain former members of senior management and other employees of Converium. The Audit Committee believes that the scope and process of the internal review has been sufficient to determine whether Converium’s assumed and ceded transactions were improperly accounted for as reinsurance, rather than as deposits. After discussing the findings of Converium’s extensive internal review with independent outside counsel, the Audit Committee determined that the accounting corrections below were appropriate and authorized the Restatement of Converium’s financial statements as of and for the years ended December 31, 2004 through 1998, the effects of which are included in these financial statements for the years ended December 31, 2004 and 2003 and as of December 31, 2004. As part of this process, the Audit Committee has involved its independent group auditors, PricewaterhouseCoopers Ltd. Previously issued financial statements for any of the above periods should no longer be relied upon. The 2004 and 2003 amounts have been adjusted to reflect the Restatement.
Restatement overview
As a result of the internal review, Converium concluded that the accounting for a number of reinsurance transactions needed to be corrected and that its financial statements and selected financial and other data should be restated. The Restatement of reinsurance contracts relates primarily to the US GAAP requirement that in order to qualify for reinsurance accounting treatment, reinsurance agreements transfer significant risk, as required by SFAS 113, “Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts”. Cash flows under reinsurance contracts that transfer significant risk are recognized as premiums and losses. Reinsurance contracts that do not transfer significant risk are not reported as premiums and losses, but are instead accounted for using deposit accounting, with cash flows recognized as deposit assets or liabilities with associated other income or expense. Converium also restated its accounting for income taxes and certain other items.
The Restatements were included in the Company’s 2004 Form 20-F/A filed with the SEC on February 28, 2006.

Selected financial and other data
We have prepared our financial statements included in this annual report in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The following selected financial data highlights information that is derived from our financial statements found later in this annual report.
Income statement data
(US$ million, except per share information)
Year ended December 31

	2005	2004	2003	2002	2001
Revenues
Gross premiums written	1,994.3	3,978.7	4,300.4	3,372.4	2,846.8
Less ceded premiums written	- 178.6	- 252.6	- 377.7	- 137.2	- 194.1
Net premiums written	1,815.7	3,726.1	3,922.7	3,235.2	2,652.7
Net change in unearned premiums	567.5	156.1	- 154.9	- 157.7	- 204.2
Net premiums earned	2,383.2	3,882.2	3,767.8	3,077.5	2,448.5
Net investment income	324.9	312.7	234.4	251.8	234.9
Net realized capital gains (losses)	25.5	46.5	18.4	- 10.3	- 18.4
Other (loss) income	- 13.4	- 8.2	17.5	31.6	2.9
Total revenues	2,720.2	4,233.2	4,038.1	3,350.6	2,667.9

Benefits, losses and expenses
Losses, loss expenses and life benefits	- 1,775.9	- 3,342.5	- 2,760.1	- 2,491.1	- 2,460.6
Total costs and expenses	- 818.0	- 1,165.3	- 1,065.5	- 841.6	- 687.5
Amortization and impairment of goodwill[1]	—	- 94.0	—	—	- 7.8
Amortization of other intangible assets[1]	- 21.5	- 9.9	- 1.8	—	—
Restructuring costs	- 20.5	- 2.7	—	—	- 50.0
Total benefits, losses and expenses	- 2,635.9	- 4,614.4	- 3,827.4	- 3,332.7	- 3,205.9
Income (loss) before taxes	84.3	- 381.2	210.7	17.9	- 538.0
Income tax (expense) benefit	- 15.6	- 201.3	- 32.8	17.9	182.4
Net income (loss)	68.7	- 582.5	177.9	35.8	- 355.6

Earnings (loss) per share
Average number of shares (millions)	146.4	63.4	39.8	39.9	40.0
Basic earnings (loss) per share[2]	0.47	- 9.19	2.24	0.45	- 4.46
Diluted earnings (loss) per share[2]	0.46	- 9.19	2.23	0.45	- 4.46
Balance sheet data
(US$ million, except per share information)
Year ended December 31

	2005	2004	2003	2002	2001
Total invested assets	6,634.3	7,786.2	7,502.0	6,117.3	4,892.1
Total assets	11,825.9	14,187.3	13,126.9	10,675.0	8,777.9
Reinsurance liabilities	8,200.8	9,898.9	8,428.6	6,986.7	5,871.3
Debt	391.2	391.1	393.1	392.9	206.1
Total liabilities	10,172.5	12,452.5	11,198.9	9,079.8	7,277.1
Total shareholders’ equity	1,653.4	1,734.8	1,928.0	1,595.2	1,500.8

Book value per share
Book value per share	11.29	11.86	48.47	39.97	37.52
Segment data
(US$ million)
Year ended December 31

	2005	2004	2003	2002	2001
Net premiums written by segment:
Standard Property & Casualty Reinsurance	739.0	1,377.5	1,299.9	974.2	1,015.0
Specialty Lines	737.7	1,565.3	1,119.0	962.4	443.3
Life & Health Reinsurance	306.4	313.2	254.5	230.0	196.0
Run-off	32.6	470.1	1,249.3	1,068.7	998.4
Total net premiums written	1,815.7	3,726.1	3,922.7	3,235.2	2,652.7
Ongoing non-life combined ratio	107.2%	106.1%	91.9%	101.3%	116.4%[3]

[1]	For a discussion of goodwill and other intangible assets Converium’s compliance with SFAS No.142, “Goodwill and Other Intangible Assets”, see Notes 2 (n) and 9 to our 2005 consolidated financial statements. In 2004, we recorded US$ 94.0 million of impairment of goodwill and in 2001, we recorded US$ 7.8 million of amortization of goodwill.

[2]	For the periods 2001 through 2004, the figures have been restated to reflect the facts of the Rights Offering that occurred in October 2004 (see Note 25 to our 2005 consolidated financial statements).

[3]	The impact on the ongoing non-life combined ratio of the September 11th terrorist attacks was 13.3%.

Management’s discussion and analysis
of financial condition and results of operations
The following discussion and analysis should be read in conjunction with our financial statements, including the related notes to those financial statements. This discussion contains forward-looking statements that involve risks and uncertainties and actual results may differ materially from the results described or implied by these forward-looking statements. See “Cautionary note regarding forward-looking statements”.
The financial statements and certain financial data set forth in our 2005 consolidated financial statements for the years ended December 31, 2004 and 2003 and as of December 31, 2004 and in our management’s discussion and analysis for the same periods, reflect restatements made in February 2006 of our previously issued financial statements for these periods. See Note 3 to our 2005 consolidated financial statements for additional information on the Restatement.
Overview
Converium Holding AG and subsidiaries (“Converium”) is an international reinsurer whose business operations are recognized for innovation, professionalism and service. In terms of geographical markets we focus on Europe, Asia, the Middle East and Latin America. We pursue this strategy as a multi-line writer offering all major lines of business. In addition, we underwrite and manage US originated business through Converium AG, Zurich, with a focus on shorter-tail lines. We actively seek to develop efficient and effective reinsurance solutions to complement our target clients’ business plans and needs. We focus on core underwriting skills and on developing close client relationships while honoring our and our clients’ relationships with intermediaries.
We offer a broad range of non-life and life reinsurance products. In non-life reinsurance, our lines of business include General Third Party Liability, Motor, Personal Accident (assumed from non-life insurers), Property, Agribusiness, Aviation & Space, Credit & Surety, Engineering, Marine & Energy, Professional Liability and other Special Liability and Workers’ Compensation. In Life & Health Reinsurance, our lines of business include Life and Disability reinsurance, including quota share, surplus coverage and financing contracts and Accident & Health.
Converium was formed through the restructuring and integration of substantially all of the third-party assumed reinsurance business of Zurich Financial Services (“ZFS”) through a series of transactions (the “Transactions”). On December 1, 2001, Converium entered into a Master Agreement with ZFS, which set forth the terms of the separation from ZFS. In December 2001, ZFS sold 87.5% of its interest in Converium through an initial public offering, which represented the legal separation from ZFS. ZFS’s remaining 12.5% interest in Converium was sold in January 2002.
In the first quarter of 2005, Converium formally adopted a change to the reporting line of the management of its North American operations. This change was introduced to reflect the placement of Converium Reinsurance (North America) Inc. (“CRNA”) into orderly run-off and management’s desire to monitor this business on a stand-alone basis. Therefore, Converium’s business is now organized around three ongoing operating segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on global lines of business, in addition to a Run-Off segment. The Run-Off segment includes all business; both non-life and life, originating from CRNA and Converium Insurance (North America) Inc. (“CINA”), excluding the US originated aviation business. In addition to the four segments’ financial results, the Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee and other corporate functions as well as expenses not allocated to the operating segments. In addition to reporting segment results individually, management also aggregates results for Standard Property & Casualty Reinsurance and Specialty Lines into ongoing non-life business, as management considers this aggregation meaningful in understanding the performance of Converium. This measure excludes the non-life business contained within the Run-Off segment in line with management’s desire to monitor this segment on a stand-alone basis. The aggregation of the Life & Health Reinsurance segment with the ongoing non-life business is referred to as total ongoing business. Segment data for all years is presented in line with the new reporting segments.
During the course of 2005, Converium interacted frequently with Standard & Poor’s and A.M. Best. Based on meetings and information provided by Converium, both rating agencies confirmed their financial strength ratings of BBB+ and B++, respectively, with a stable outlook.

Management’s discussion and analysis
of financial condition and results of operations
Results of operations

(US$ million)
Year ended December 31	2005	2004	2003
Pre-tax operating income (loss)	100.8	-321.1	194.1
Net realized capital gains (losses)	25.5	46.5	18.4
Impairment of goodwill	—	-94.0	—
Amortization of other intangible assets	-21.5	-9.9	-1.8
Restructuring costs	-20.5	-2.7	—
Income (loss) before taxes	84.3	-381.2	210.7
Net income (loss)	68.7	-582.5	177.9
For the year ended December 31, 2005 we reported net income of US$68.7 million versus a net loss of US$582.5 million for the same period in 2004. Our 2005 figures reflect the reduction in our overall business volume as a result of the ratings downgrades that occurred in 2004. Apart from this, our results were positively impacted by the net gain of commutations on the technical result in the amount of US$93.7 million carried out during 2005, the net favorable impact of prior accident years on the technical result in the amount of US$12.1 million, resulting from the net favorable development of prior years’ loss reserves of US$75.5 million, offset by the reductions in premium and acquisition costs of US$63.4 million and a satisfactory net investment income. Negatively impacting results was the net impact on underwriting results of Winter Storm Erwin, the Continental European floods and the US hurricanes amounting to US$164.8 million, with an effect of 7.7 points on our 2005 ongoing non-life combined ratio of 107.2% (excluding US$15.6 million of catastrophe losses within the Run-Off segment). In addition, our results were impacted by increased expenditures relating to the Restatement and US$20.5 million of restructuring costs. Accordingly, the implementation of our cost management measures during 2005 resulted in only a marginal reduction in operating and administration expenses.
Our 2004 results were negatively impacted by several items that resulted in measurable effects on our financial results. These items included the net negative impact of prior accident years on the technical result in the amount of US$629.4 million, resulting from net adverse development of prior years’ loss reserves of US$579.2 million, offset by the reductions in premiums, related losses and acquisition costs. The resulting ongoing non-life combined ratio was 106.1 % for the year ended December 31, 2004. In addition, we established a full valuation allowance against the net deferred income tax balances previously carried at CRNA of US$347.6 million and a valuation allowance against the net deferred tax assets at Converium AG of US$126.1 million. In addition, CRNA recorded an impairment of goodwill of US$94.0 million.
We reported pre-tax operating income (defined as income (loss) before taxes excluding net realized capital gains (losses), impairment of goodwill, amortization of other intangible assets and restructuring costs) of US$100.8 million for the year ended December 31, 2005 as compared to a pre-tax operating loss of US$321.1 million for the same period in 2004. We use pre-tax operating results to measure the performance of our underlying reinsurance operations without the influence of realized gains and losses from the sale of investments, or other non-operating items such as goodwill impairment and restructuring costs.
For the year ended December 31, 2005, gross premiums written decreased 49.9%, net premiums written decreased 51.3% and net premiums earned decreased 38.6%. As referenced above, the reduction in gross and net premiums written primarily resulted from the overall reduction in business volume as a result of the ratings downgrades that occurred in 2004.
We had net realized capital gains of US$25.5 million and US$46.5 million for the years ended December 31, 2005 and 2004, respectively. Net realized capital gains for 2005 include US$2.4 million related to the partial impairment of our 48% participation in SATEC (which we sold in December 2005; see Note 19 to our 2005 consolidated financial statements). The 2004 results include net realized capital gains due to the sale of equity securities to adjust our asset allocation to reduce investment portfolio risks, offset by impairment charges of US$6.2 million.
Other loss for the years ended December 31, 2005 and 2004 was US$13.4 million and US$8.2 million, respectively. Other loss for 2005 primarily includes a US$9.0 million charge related to our strategic alliance with the Medical Defence Union (“MDU”), (See Note 19 to our 2005 consolidated financial statements for further information) and a charge of US$2.4 million related to the impairment of our “usufruct” agreements with the co-owners of SATEC. Other loss for the year ended December 31, 2004 includes an amount of US$20.0 million for a retroactive stop-loss retrocession cover from National Indemnity Company.
Our effective tax rate was 18.5% for the year ended December 31, 2005 as compared to (52.8%) and 15.6% for the same periods of 2004 and 2003, respectively. For the year ended December 31, 2005, Converium’s consolidated income tax expense of US$15.6 million is comprised of US$11.2 million of current income tax expense and US$4.4 million of deferred income tax expense. The current income tax portion reflects the net tax paying position of some affiliated companies and the financial

Management’s discussion and analysis
of financial condition and results of operations (continued)
statement benefit recognized for net operating loss utilization. Due to the establishment of a full valuation allowance on the net deferred tax position for certain other affiliated companies, no deferred income tax expense has been reported for these entities. The 2004 consolidated income tax expense reflects an additional expense of US$ 473.7 million related to the establishment of a full valuation allowance against the net deferred income tax balances previously carried at CRNA (US$ 347.6 million) and a valuation allowance against the net deferred tax assets at Converium AG (US$ 126.1 million).
For the year ended December 31, 2003, we reported net income of US$ 177.9 million, which was reflective of our non-life underwriting results and the realization of US$ 18.4 million of net capital gains on our investment portfolio. Pre-tax operating income was US$ 194.1 million for the year ended December 31, 2003.
The components of net income (loss) are described below.
Reinsurance results

			% change		% change
(US$ million)			2005		2004
Year ended December 31	2005	2004	over 2004	2003	over 2003
Gross premiums written	1,994.3	3,978.7	-49.9	4,300.4	-7.5
Net premiums written	1,815.7	3,726.1	-51.3	3,922.7	-5.0
Net premiums earned	2,383.2	3,882.2	-38.6	3,767.8	3.0
Gross and net premiums written decreased for the year ended December 31, 2005 over the same period in 2004 and 2003, primarily due to the reduction in overall business volume caused by the placement of CRNA into orderly run-off and the ratings downgrades, both of which occurred in 2004. In 2004, the reduction in gross and net premiums written was largely due to clients exercising their rights of special termination under various reinsurance contracts and adjustments of ultimate premium estimates.
For the year ended December 31, 2005, net premiums written in Standard Property & Casualty Reinsurance decreased by US$ 638.5 million, or 46.4%, Specialty Lines decreased by US$ 827.6 million, or 52.9% and net premiums written in the Life & Health Reinsurance segment decreased by US$ 6.8 million, or 2.2%. On a consolidated basis we ceded 9.0% and 6.4% of our gross premiums written for the years ended December 31, 2005 and 2004, respectively.
Net premiums earned for the year ended December 31, 2005 decreased at a slower rate than the corresponding net premiums written as premiums are still being earned from business written in prior underwriting years. This earnings pattern will not continue into 2006 as these premiums will be fully earned.

			% change			% change
(US$ million)			2005			2004
Year ended December 31	2005	2004	over 2004		2003	over 2003
Losses, loss expenses and life benefits	-1,775.9	-3,342.5	-46.9		-2,760.1	21.1
Ongoing non-life loss ratio (to net premiums earned)	77.4%	77.6%	-0.2	pts	66.8%	10.8	pts
Our losses, loss expenses and life benefits incurred decreased for the year ended December 31, 2005 as compared to the same period of 2004 as a result of commutations carried out during 2005, primarily with our North American cedents (see “Commutations” below), the net favorable development of prior years’ loss reserves in the amount of US$ 75.5 million and a reduction in overall business volume. This decrease was partially offset by the effects of natural catastrophes that occurred during 2005, which added 7.7 points to the ongoing non-life loss ratio. The results for the year ended December 31, 2004 were primarily driven by the significant adverse development of prior years’ loss reserves that was recorded during 2004 on our US casualty reinsurance lines of business in the amount of US$ 579.2 million.
Development of prior years’ loss reserves
For the year ended December 31, 2005, we recorded net favorable development of prior years’ loss reserves in the amount of US$ 75.5 million. The development of prior years’ loss reserves for 2005 consisted of net favorable development of prior years’ loss reserves in the amount of US$ 30.7 million in the Standard Property & Casualty Reinsurance segment, comprised of net favorable development of prior years’ loss reserves in the Property line of business in the amount of US$ 73.3 million. Partially offsetting this was net adverse development of prior years’ loss reserves within the Motor and General Third Party Liability lines of business in the amount of US$ 25.0 million and US$ 23.4 million, respectively. The net favorable development of prior years’ loss reserves of US$ 55.3 million in the Specialty Lines segment primarily consisted of US$ 57.5 million of net favorable development of prior years’ loss reserves in the Aviation & Space line of business. The Run-Off segment experienced net adverse development of prior years’ loss reserves in the amount of US$ 10.5 million primarily within the Workers’ Compensation

Management’s discussion and analysis
of financial condition and results of operations (continued)
and Professional Liability and other Special Liability lines of business in the amounts of US$ 15.9 million and US$ 10.2 million, respectively. These adverse developments were partially offset by net favorable development of prior years’ loss reserves of US$ 20.8 million and US$ 11.6 million in the Property and Motor lines of business, respectively.
During early 2004, Converium announced that reported losses from prior year US casualty business had exceeded expected loss emergence and that the volatility of longer-tail risks was likely to persist for some time. This adverse loss-reporting trend continued and accelerated into mid-2004 and prompted Converium to initiate additional reviews of its US business from an integrated underwriting, claims and actuarial perspective in order to examine the adequacy of prior years’ provisions. In addition, in order to obtain an external review of our overall reserve position, we commissioned the actuarial consulting firm Tillinghast-Towers Perrin to perform an independent actuarial review of our non-life loss and allocated loss expense reserves as of June 30, 2004 in respect of the Zurich and New York originated businesses. The outcome of these in-depth internal and external reviews resulted in net adverse development of prior years’ loss reserves by US$ 579.2 million for the year ended December 31, 2004. This action was taken in response to the continued adverse loss emergence due to increased reporting activity from clients relating to US casualty business written from 1997 to 2001 as well as deterioration from European non-proportional motor business written in recent years. The increased claims reporting was attributable to both frequency and severity. In the first quarter of 2005, Converium formally adopted a change to the reporting line of the management of its North American operations. This change was introduced to reflect the placement of CRNA into orderly run-off and management’s desire to monitor this business on a stand-alone basis. Therefore, Converium’s business is now organized around three ongoing operating segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on global lines of business, in addition to a Run-Off segment. The Run-Off segment includes all business; both life and non-life, originating from CRNA and CINA, excluding the US originated aviation business. This formal adoption of the change in segment structure and reporting resulted in a change of the previously reported non-life net adverse development of prior years’ loss reserves of US$ 565.7 million to US$ 579.2 million for the year ended December 31, 2004.
In the Standard Property & Casualty Reinsurance segment, the net adverse development of prior years’ loss reserves of US$ 11.3 million primarily related to adverse development within the Motor line of business in the amount of US$ 78.7 million, which was partially offset by net favorable development of prior years’ loss reserves related to the Property line of business in the amount of US$ 77.8 million. In the Specialty Lines segment, the net adverse development of prior years’ loss reserves of US$ 61.5 million primarily related to adverse developments of the Professional Liability and other Special Liability and Engineering lines of business in the amounts of US$ 116.1 million and US$ 13.7 million, respectively. These adverse developments in the Specialty lines were partially offset by net favorable development of prior years’ loss reserves related to the Credit & Surety, Aviation & Space and Workers’ Compensation lines of business in the amounts US$ 30.2 million, US$ 24.6 million and US$ 16.4 million, respectively. In the Run-Off segment, the net adverse development of prior years’ loss reserves of US$ 506.4 million primarily related to adverse developments of the Professional Liability and other Special Liability, General Third Party Liability, Workers’ Compensation, Credit & Surety and Motor lines of business in the amounts of US$ 314.6 million, US$ 74.7 million, US$ 71.8 million, US$ 26.5 million and US$ 13.0 million, respectively.
For the year ended December 31, 2003, we recorded net favorable development of prior years’ loss reserves of US$ 63.5 million. The development of prior years’ loss reserves for 2003 consisted of net favorable development of prior years’ loss reserves of US$ 94.7 million in the Standard Property & Casualty Reinsurance segment, primarily comprised of net favorable development of prior years’ loss reserves in the Property line of business in the amount of US$ 100.3 million, offset by net adverse development of prior years’ loss reserves in the Motor line of business in the amount of US$ 16.6 million. The net favorable development of prior years’ loss reserves of US$ 101.0 million in the Specialty Lines segment primarily related to net favorable development of prior years’ loss reserves within the Aviation & Space, Credit & Surety and Professional Liability and other Special Liability lines of business in the amounts of US$ 105.9 million, US$ 28.3 million and US$ 17.7 million, respectively and was partially offset by net adverse development of prior years’ loss reserves in the Workers’ Compensation line of business in the amount of US$ 49.3 million. In the Run-Off segment, we recorded net adverse development of prior years’ loss reserves of US$ 132.2 million. The reserve releases in 2003 were primarily from the 2002 underwriting year, while the US business written in 1997 to 2001 mostly saw continued strengthening.
Impact of property catastrophe losses
The year ended December 31, 2005 exhibited significant natural catastrophe activity and included the following large losses, defined as those in excess of US$ 10.0 million or more:

Winter Storm Erwin	US$ 32.5 million
Continental European Floods	US$ 24.8 million
Hurricane Katrina	US$ 44.6 million	*
Hurricane Rita	US$ 16. 4 million	*
Hurricane Wilma	US$ 46.5 million	*

* US$ 15.6 million, in total for all these hurricanes are reported in the Run-Off segment

Management’s discussion and analysis
of financial condition and results of operations (continued)
These natural catastrophes added 7.7 points to the ongoing non-life loss ratio of 77.4% for the year ended December 31, 2005. Excluding these events, our ongoing non-life loss ratio for the year would have been 69.7%. In 2004, our large natural catastrophe losses included hurricanes in the US and the Caribbean, the Japanese typhoons and the tsunami in the Indian Ocean, with a total net impact of US$ 154.5 million and in 2003, we recorded losses related to natural catastrophes for Typhoon Maemi (US$ 15.4 million) and the Algerian earthquake (US$ 10.6 million).
Based on current estimates of losses from the catastrophic events that occurred during 2005, we will not file a trigger event request regarding our catastrophe protection provided under our Helix 04 Limited counterparty contract in respect of these losses. See Note 9 to our 2005 consolidated financial statements for further information on our Helix catastrophic protection.
Commutations
In conjunction with the placement of CRNA into orderly run-off and the execution of its related commutation strategy, we commuted gross (net) loss reserves, primarily with North American cedents, in the amount of US$ 651.1 million (US$ 521.6 million) for the year ended December 31, 2005, resulting in a net commutation gain on the segment’s technical result of US$ 93.7 million. Commutations can accelerate the realization of profit inherent in long tail reserves by crystallizing outstanding claims reserves into payments, which are discounted to reflect the time value of money. Since commutation payments essentially reflect a discounted present value of estimated future cash flows, future investment income earned is expected to decline as the assets backing those reserves are liquidated to make payments. The total reduction of gross (net) loss reserves in the Run-off segment, after commutations and loss and loss expenses paid, was US$ 1,096.7 million (US$ 854.9 million) from US$ 2,560.8 million (US$ 2,176.1 million) in 2004 to US$ 1,464.1 million (US$ 1,321.2 million) in 2005.
In 2005, on a CRNA local statutory basis, we commuted gross (net) loss reserves in the amount of US$ 651.1 million (US$ 372.9 million) for the year ended December 31, 2005, resulting in a net commutation gain on CRNA’s net income of US$ 60.5 million. The total reduction of gross (net) loss reserves from commutations and other settlements from CRNA was US$ 1,109.5 million (US$ 653.1 million) from US$ 2,643.0 million (US$ 1,770.0 million) in 2004 to US$ 1,533.5 million (US$ 1,116.9 million) in 2005.
Guaranteed Minimum Death Benefit (GMDB) business
For the year ended December 31, 2005 and 2004 there were no additional reserving actions required for the GMDB book of business, while in 2003 we strengthened net reserves for this closed block of variable annuity business by US$ 55.5 million. As a result of the positive performance of the US stock markets, GMDB’s net amount at risk further decreased to US$ 478.2 million at December 31, 2005 from US$ 635.5 million at December 31, 2004.
September 11th terrorist attacks
The September 11th terrorist attacks in the United States represented one of the largest loss events in the insurance industry’s history. In 2001, we recorded gross losses and loss expenses of US$ 692.9 million arising out of the terrorist attacks. Net of retrocessional recoveries and the cap from ZFS, through its subsidiaries, our recorded losses and loss expenses were US$ 289.2 million. While the cap does not cover non-payment by the retrocessionaires of CRNA, our only retrocessionaire for this business is a unit of ZFS. This business is fully collateralized in the form of letters of credit. Therefore, we are not exposed to potential non-payments by retrocessionaires for these events in excess of the US$ 289.2 million cap, although we will be exposed to the risk of non-payment of ZFS units and we are exposed to credit risk from these subsidiaries of ZFS. In December 2004, a federal jury in New York concluded that the two planes that crashed into the World Trade Center during the attacks of September 11th, for insurance purposes, represented two separate attacks. This ruling increased our gross losses and loss expenses by US$ 8.7 million, but as our losses are capped at US$ 289.2 million by ZFS, as described above, this ruling did not have an effect on our net loss position. In 2005, 2004 and 2003, there was no additional development in net reserves for the September 11th terrorist attacks.
Asbestos and environmental exposures
As of December 31, 2005 and 2004, we had reserves for environmental impairment liability and asbestos-related claims of US$ 49.2 million, respectively, for each year. Our survival ratio (calculated as the ratio of reserves held, including IBNR, over claims paid over the average of the last three years) for asbestos and environmental reserves was 14.1 years at December 31, 2005 and 13.6 years at December 31, 2004.

			% change			% change
(US$ million)			2005			2004
Year ended December 31	2005	2004	over 2004		2003	over 2003
Acquisition costs	-575.6	-912.4	-36.9		-832.0	9.7
Operating and administration expenses	-210.8	-219.8	-4.1		-202.5	8.5
Ongoing non-life acquisition costs ratio (to net premiums earned)	22.9%	24.5%	-1.6	pts	21.3%	3.2	pts
Ongoing non-life administration expense ratio (to net premiums written)	6.9%	4.0%	2.9	pts	3.8%	0.2	pts

Management’s discussion and analysis
of financial condition and results of operations (continued)
Acquisition costs primarily relate to commissions on treaty and individual risk business. For the year ended December 31, 2005 our acquisition costs decreased and our ongoing non-life acquisition costs ratio remained relatively stable. Acquisition costs have decreased as a result of the reduction in overall business volume; however premiums are still being earned from business written in prior underwriting years. Offsetting this decrease was a shift in our mix of business from non-proportional to proportional, which generally carries higher acquisition costs. Our 2004 acquisition costs increased over 2003 in excess of the increase in earned premiums, which lead to a higher acquisition costs ratio.
Operating and administration expenses decreased for the year ended December 31, 2005 versus the same period in 2004. Our operating and administration expenses are reflective of the cost management measures implemented during 2005, but the full reduction was masked by expenditures relating to the Restatement that occurred during 2005/2006 and costs resulting from staff retention plans and expenses which we consider vital investments to facilitate a fast rebound, such as the additional fronting commission for the Global Aerospace Underwriting Management Ltd (“GAUM”) business. Although our operating and administration expenses decreased for the year ended December 31, 2005, the ongoing non-life administration expense ratio increased as compared to the same periods of 2004 and 2003 because of the significant reduction in net premiums written. We calculate our ongoing non-life administration expense ratio based on net premiums written. Using the alternative methodology based on net premiums earned would result in an ongoing non-life administration expense ratio for the year ended December 31, 2005 of 5.2%.

Investment results

(US$ million)
Year ended December 31	2005	2004	2003
Investment income:
Fixed maturities	221.3	198.3	120.4
Equity securities	5.9	14.8	12.1
Funds Withheld Asset	62.6	75.1	85.6
Other, net of expenses	35.1	24.5	16.3
Net investment income	324.9	312.7	234.4
Average net investment income yield (pre-tax)	4.1%	3.8%	3.3%

Net realized capital gains (losses)	25.5	46.5	18.4
Total investment results	350.4	359.2	252.8
Average total investment income yield (pre-tax)	4.4%	4.4%	3.5%

Change in net unrealized (losses) gains (pre-tax)	-38.4	-25.1	154.2
Total investment return (pre-tax)	312.0	334.1	407.0

Average total investment return (pre-tax)	4.0%	4.1%	5.7%
Average total invested assets (including cash and cash equivalents)	7,874.4	8,125.0	7,150.7
Investment results are an important part of our overall profitability. Our net investment income increased by US$ 12.2 million, or 3.9% for the year ended December 31, 2005 as compared to the same period in 2004. The increase largely resulted from the higher allocation to fixed maturities securities throughout the year as well as a general increase in the US short term yields. The decline in income from the Funds Withheld Asset is due to the declining asset balance. See “Funds Withheld Asset”. Our net investment income increased US$ 78.3 million, or 33.4% for the year ended December 31, 2004 as compared to the same period in 2003. The increase largely resulted from growth in invested assets during 2004, particularly in our fixed maturities portfolio, as well as income received from the transition of a fixed income bond fund to a direct fixed income investment portfolio. We paid fees in the amount of US$ 9.8 million, US$ 11.6 million and US$ 8.0 million to our asset managers and custodians in 2005, 2004 and 2003, respectively, including other investment related costs. Our average net investment income yield (pre-tax) was 4.1 % for the year ended December 31, 2005 as compared to 3.8% and 3.3% for the same periods in 2004 and 2003, respectively.
An increasing component of net investment income arises from income received on business written on a funds withheld basis, such as certain Lloyd’s transactions. As these assets are reported under funds held by reinsureds and do not form part of the average total invested assets, there is an increase in the reported average net investment income yield (pre-tax). Excluding this effect, the average net investment income yield (pre-tax) would have been 3.9%, 3.7% and 3.3% for the years ended December 31, 2005, 2004 and 2003, respectively.
Our average total investment income yield (pre-tax) was 4.4%, respectively, for the years ended December 31, 2005 and 2004 as compared to 3.5% for the same period in 2003. Yields are calculated based on the average of beginning and ending total invested assets balances (including cash and cash equivalents). The total investment income yield was flat in 2005 as compared

Management’s discussion and analysis
of financial condition and results of operations (continued)
to 2004. The 2005 and 2004 yields were positively impacted by realized gains resulting from the sale of equity securities to adjust our asset allocation in order to reduce investment portfolio risks as well as the decline in impairment charges compared to 2003. Our total investments results include US$ 9.2 million, US$ 6.2 million and US$ 27.4 million of impairment charges recorded during 2005, 2004 and 2003, respectively. See “Critical accounting policies” for details on our fixed maturities and equity securities impairment policy.
Our average total investment return (pre-tax) was 4.0% for the year ended December 31, 2005 as compared to 4.1 % and 5.7% for the same periods in 2004 and 2003, respectively. Our 2005 total investment return was stable compared to 2004 and was impacted by a strong performance of the European stock markets offset by increased interest rates in the US. In 2004, the return was driven by a reduction in net unrealized capital gains due to the realization of gains triggered by the sale of equity securities, partially offset by the continued positive development of the stock markets. In 2003, we had an increase in net unrealized capital gains as a result of the strong recovery of the stock markets.

Other

(US$ million)
Year ended December 31	2005	2004	2003
Other (loss) income	-13.4	-8.2	17.5
Interest expense	-31.6	-33.1	-31.0
Impairment of goodwill	—	-94.0	—
Amortization of other intangible assets	-21.5	-9.9	-1.8
Restructuring costs	-20.5	-2.7	—
Income tax expense	-15.6	-201.3	-32.8
Other (loss) income: Other loss for the years ended December 31, 2005 and 2004 was US$ 13.4 million and US$ 8.2 million, respectively as compared to other income of US$ 17.5 million for the same period of 2003. Other loss for the year ended December 31, 2005 includes a US$ 9.0 million charge related to our strategic alliance with the MDU, (see Note 19 to our 2005 consolidated financial statements for further information) and a charge of US$ 2.4 million related to the impairment of our “usufruct” agreements with the co-owners of SATEC. Other loss for the year ended December 31, 2004 includes an amount of US$ 20.0 million for a retroactive stop-loss retrocession cover from National Indemnity Company.
Interest expense: Interest expense remained relatively stable for the year ended December 31, 2005 as compared to the same periods in 2004 and 2003. Interest expense primarily includes payment on CHNA’s 7.125% senior debt note and the Guaranteed Subordinated Notes. See Note 13 to our 2005 consolidated financial statements for additional information on our outstanding debt.
Impairment of goodwill: Impairment of goodwill was nil for the year ended December 31, 2005 as compared to US$ 94.0 million and nil for the same periods in 2004 and 2003, respectively.
The impairment charge for 2004 reflects the application of SFAS No. 142, “Goodwill and Other Intangible Assets”, resulting from the assessment of the fair value of CRNA subsequent to the reserving actions taken during 2004 in respect of prior year reserve development on business written in North America and the subsequent decision to take a full valuation allowance against the net deferred tax asset at CRNA.
Amortization of other intangible assets: Amortization of other intangible assets was US$ 21.5 million for the year ended December 31, 2005 as compared to US$ 9.9 million and US$ 1.8 million for the same periods in 2004 and 2003, respectively. The amortization relates to the intangible asset for GAUM. The charge for 2005 has increased due to the fact that the remaining useful life of the intangible asset was reassessed in fourth quarter 2004 to be less than one year. For additional information on GAUM see Notes 9 and 19 to our 2005 consolidated financials statements.
Restructuring costs: The reduction in overall business volume required organizational changes and an adjustment to our global cost base. Consequently, we notified certain of our employees that their employment would be terminated. In addition, as a result of the global restructuring, during 2005 our primary office space in New York, New York was vacated and consolidated in our Stamford, Connecticut office space. With regard to these cost-savings measures, Converium recorded restructuring costs of US$ 20.5 million for the year ended December 31, 2005. The remaining accrual reported for restructuring costs as of December 31, 2005 is US$ 1.7 million and relates to future payments on prior lease obligations. US$ 2.7 million and nil of restructuring costs were recorded for the years ended December 31, 2004 and 2003, respectively.
Income tax expense: For the year ended December 31, 2005, Converium’s consolidated income tax expense of US$ 15.6 million is comprised of US$ 11.2 million of current income tax expense and US$ 4.4 million of deferred income tax expense. The current portion reflects the net tax paying position of some affiliates and the financial statement benefit recognized for net

Management’s discussion and analysis
of financial condition and results of operations (continued)
operating loss utilization. Due to the establishment of a full valuation allowance on the net deferred tax position for certain other affiliates, no deferred income tax expense has been reported for these entities.
Converium’s consolidated income tax expense for the year ended December 31, 2004 reflects an additional expense of US$ 473.7 million related to the establishment of a full valuation allowance against the net deferred tax balances previously carried at certain affiliates. The effect of the establishment of the valuation allowance is partially offset by an increase in deferred tax assets from additional net operating losses and general reserve strengthening.
Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”, requires that a valuation allowance be established when it is more likely than not that all or a portion of net deferred tax assets will not be realized. As a result of the continued net loss positions of certain of the Company’s affiliates, the Company established a full valuation allowance against the net deferred tax assets of those companies. Historical losses were considered among other factors in making this assessment.
Converium will continue to monitor its tax position and reassess the need for a full valuation allowance on its net deferred tax assets on a periodic basis. Realization of the deferred tax asset related to net operating losses carried forward is dependent upon generating sufficient taxable income within specified future periods.
Business development
Converium’s business is organized around three ongoing operating segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on global lines of business, in addition to a Run-Off segment. The Run-Off segment includes all business, both non-life and life, originating from CRNA and CINA excluding the US originated aviation business. In addition to the four segments’ financial results, the Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee and other corporate functions as well as other expenses not allocated to the operating segments.
The following table compares Converium’s segment results for the years ended December 31, 2005, 2004 and 2003 and reconciles segment results to income (loss) before taxes:

(US$ million)
Year ended December 31	2005	2004	2003
Segment income (loss):
Standard Property & Casualty Reinsurance	46.7	91.5	209.8
Specialty Lines	109.5	-7.3	159.6
Life & Health Reinsurance	17.6	16.7	-69.1
Run-Off	47.6	-296.0	-40.0
Corporate Center	-50.1	-38.2	-34.3
Total segment income (loss)	171.3	-233.3	226.0
Other (loss) income	-13.4	-8.2	17.5
Interest expense	-31.6	-33.1	-31.0
Impairment of goodwill	—	-94.0	—
Amortization of other intangible assets	-21.5	-9.9	-1.8
Restructuring costs	-20.5	-2.7	—
Income (loss) before taxes	84.3	-381.2	210.7
Standard Property & Casualty Reinsurance

			% change		% change
(US$ million)			2005		2004
Year ended December 31	2005	2004	over 2004	2003	over 2003
Gross premiums written	803.1	1,509.1	-46.8	1,438.6	4.9
Net premiums written	739.0	1,377.5	-46.4	1,299.9	6.0
Net premiums earned	880.8	1,392.3	-36.7	1,285.2	8.3
Total investment results	122.0	113.9		80.1
Segment income	46.7	91.5		209.8
Loss ratio	82.8%	72.0%		65.3%
Acquisition costs ratio	20.6%	25.4%		20.7%
Administration expense ratio	6.1%	4.2%		3.9%
Combined ratio	109.5%	101.6%		89.9%
Retention ratio (net premiums written divided by gross premiums written)	92.0%	91.3%		90.4%

Management’s discussion and analysis
of financial condition and results of operations (continued)
Standard Property & Casualty Reinsurance reported a segment income of US$ 46.7 million, US$ 91.5 million and US$ 209.8 million in 2005, 2004 and 2003, respectively. In addition to the overall reduction in business volume as a result of the ratings downgrades that occurred in 2004, the segment income was primarily affected by the following:
•	The effect of large natural catastrophes that occurred in 2005. The Standard Property & Casualty segment experienced a total net impact of US$ 78.4 million in losses from hurricanes in the United States (Hurricane Katrina: US$ 25.6 million, Hurricane Rita: US$ 11.2 million and Hurricane Wilma: US$ 41.6 million).

In addition, in 2005, the Continental European floods in Switzerland, Germany, Austria and Romania and Winter Storm Erwin resulted in net pre-tax losses of US$ 24.8 million and US$ 32.5 million, respectively. The overall pre-tax effect from the natural catastrophes mentioned above was US$ 135.7 million. In 2004, pre-tax results within the Standard Property & Casualty segment were impacted by US$ 55.3 million related to natural catastrophes.

•	Slightly offsetting the aforementioned items was the recognition of a net favorable impact of prior accident years on the technical result in the amount of US$ 19.7 million, resulting from net favorable development of prior accident years’ loss reserves of US$ 30.7 million, offset by reductions in premium, related losses and acquisition costs of net US$ 11.0 million for the year ended December 31, 2005.

The net favorable development of prior years’ loss reserves of US$ 30.7 million was primarily within the Property line of business in the amount of US$ 73.3 million. Partially offsetting this was net adverse development of prior years’ loss reserves within the Motor and General Third Party Liability lines of business in the amount of US$ 25.0 million and US$ 23.4 million, respectively.

•	In 2004, we recorded a net adverse impact of prior accident years on the technical result in the amount of US$ 53.3 million, resulting from net adverse development of prior accident years’ loss reserves of US$ 11.3 million and reductions in premium, related losses and acquisition costs of net US$ 42.0 million for the year ended December 31, 2004.

The net adverse development of prior years’ loss reserves of US$ 11.3 million was primarily related to adverse development within the Motor line of business in the amount of US$ 78.7 million, which was partially offset by net favorable development of prior years’ loss reserves related to the Property line of business in the amount of US$ 77.8 million.
For the year ended December 31, 2005, gross premiums written decreased 46.8% to US$ 803.1 million, net premiums written decreased 46.4% to US$ 739.0 million and net premiums earned decreased 36.7% to US$ 880.8 million. For the year ended December 31, 2005, the reduction in net premiums written in the Standard Property & Casualty Reinsurance segment by line of business included:
•	Motor (decreased by 56.9% or US$ 249.0 million to US$ 188.4 million), largely reflecting reduced writings in the France and United Kingdom books of business due to profitability considerations as well as cancellation of business due to the ratings downgrades in 2004;

•	Property (decreased by 25.8% or US$ 135.8 million to US$ 390.6 million), primarily due to the rating downgrades in 2004;

•	General Third Party Liability (decreased by 61.3% or US$ 232.5 million to US$ 146.7 million), due to rating downgrades and revisions to premium estimates on our London Market North America and United Kingdom books of business; and

•	Personal accident (assumed from non-life insurers) (decreased by 61.4% or US$ 21.2 million to US$ 13.3 million), primarily as a result of the cancellation or non-renewal of business and reduced shares in current business due to the ratings downgrades in 2004.
The acquisition costs ratio decreased for the year ended December 31, 2005 due to the receipt of reinsurance premiums to close (“RITC”) on our Lloyd’s participations on which there are no acquisition costs. Although the operating and administration expenses decreased for the year ended December 31, 2005, the administration expense ratio increased as compared to the same periods of 2004 and 2003 because of the significant reduction in net premiums written. We calculate our administration expense ratio based on net premiums written. Using the alternative methodology, based on net premiums earned, would result in an administration expense ratio for the year ended December 31, 2005 of 5.1%. The combined ratio for the year ended December 31, 2005 was 109.5% as compared to 101.6% and 89.9% for the same periods in 2004 and 2003, respectively. The natural catastrophes in 2005 impacted the segment’s combined ratio by 15.4 points.

Management’s discussion and analysis
of financial condition and results of operations (continued)
Specialty Lines

			% change		% change
(US$ million)			2005		2004
Year ended December 31	2005	2004	over 2004	2003	over 2003
Gross premiums written	833.1	1,655.3	-49.7	1,325.0	24.9
Net premiums written	737.7	1,565.3	-52.9	1,119.0	39.9
Net premiums earned	1,059.2	1,387.6	-23.7	1,038.1	33.7
Total investment results	142.9	147.5		103.8
Segment income (loss)	109.5	-7.3		159.6
Loss ratio	72.9%	83.2%		68.7%
Acquisition costs ratio	24.9%	23.6%		22.0%
Administration expense ratio	7.6%	3.8%		3.7%
Combined ratio	105.4%	110.6%		94.4%
Retention ratio (net premiums written divided by gross premiums written)	88.5%	94.6%		84.5%
Specialty Lines reported segment income (loss) of US$ 109.5 million, US$ (7.3) million and US$ 159.6 million in 2005, 2004 and 2003, respectively. The results for the Specialty Lines segment are reflective of the overall reduction in business volume as a result of the ratings downgrades that occurred in 2004. In addition to the overall reduction in business volume, the segment income was primarily affected by the following:
•	The recognition of the net favorable impact of prior accident years’ on the technical result in the amount of US$ 23.1 million, resulting from net favorable development of prior accident years loss reserves of US$ 55.3 million, offset by reductions in premium, related losses and acquisition costs of net US$ 32.2 million.

The net favorable development of prior years’ loss reserves of US$ 55.3 million for the year ended December 31, 2005 primarily consisted of US$ 57.5 million of net favorable development of prior years’ loss reserves in the Aviation & Space line of business. The loss ratio for the year ended December 31, 2005 decreased by 10.3 points as compared to 2004.

•	In 2004, we recorded a net adverse impact of prior accident years on the technical results in the amount of US$ 69.7 million, resulting from net adverse development of prior accident years’ loss reserves of US$ 61.5 million, and reductions in premium, related losses and acquisition costs of net US$ 8.2 million for the year ended December 31, 2004.

The net adverse development of prior years’ loss reserves of US$ 61.5 million primarily related to Professional Liability & other Special Liability and Engineering lines of business in the amounts of US$ 116.1 million and US$ 13.7 million, respectively. These adverse developments were partially offset by net favorable development of prior years’ loss reserves related to the Credit & Surety, Aviation & Space and Workers’ Compensation lines of business in the amounts of US$ 30.2 million, US$ 24.6 million and US$ 16.4 million, respectively.

•	Slightly offsetting the increase in segment income in 2005 was the net impact of losses arising from Hurricanes Katrina, Rita and Wilma within the United States in the amount of US$ 13.5 million.
For the year ended December 31, 2005, gross premiums written decreased by 49.7% to US$ 833.1 million, net premiums written decreased by 52.9% to US$ 737.7 million and net premiums earned decreased by 23.7% to US$ 1,059.2 million. Premium volumes for the year ended December 31, 2005 were still impacted by the ratings downgrades that occurred in 2004, which resulted in clients canceling their business or reducing their shares with us. In 2004, premium volume was impacted by clients exercising their rights of special termination under various reinsurance contracts, which resulted in reduction of estimated ultimate premium in the second half of 2004. In addition to the reductions triggered by special termination clauses, the decrease of the Specialty Lines segment’s net premiums written was further affected by adjustments of ultimate premium estimates due to the implementation of enhanced procedures for establishing written premium estimates throughout 2004.
For the year ended December 31, 2005, the reduction in net premiums written in the Specialty Line segment by line of business included:
•	Aviation & Space (decreased by 40.2% or US$ 162.7 million to US$ 241.8 million);

•	Credit & Surety (decreased by 71.4% or US$ 145.9 million to US$ 58.4 million);

•	Professional Liability and other Special Liability (decreased by 35.2% or US$ 153.7 million to US$ 282.8 million);

•	Engineering (decreased by 41.6% or US$ 46.7 million to US$ 65.5 million);

Management’s discussion and analysis
of financial condition and results of operations (continued)
•	Marine & Energy (decreased by 22.4% or US$ 18.5 million to US$ 64.0 million) and;

•	Workers’ Compensation (decreased by 103.7% or US$ 325.4 million to US$ (11.5) million); which in addition to the reduction caused by the ratings downgrades was further impacted by a reduction in premium estimates.
For the year ended December 31, 2005, these decreases were partially offset by an increase in net premiums written in the Agribusiness line of business, which increased by 221.9% or US$ 25.3 million to US$ 36.7 million. This reflected the decision to write this business out of Zurich and to grow the business written in Europe.
The acquisition costs ratio increased for the year ended December 31, 2005 from 23.6% in 2004 to 24.9% in 2005 due to the additional fronting commission for the GAUM business because of the ratings downgrades in 2004.
The Specialty Lines combined ratio was 105.4%, 110.6% and 94.4% for the years ended December 31, 2005, 2004 and 2003, respectively. The decrease in the combined ratio in 2005 resulted from the recording of net favorable development of prior years’ loss reserves, which led to a reduction of 10.3 points in the loss ratio of 72.9% as compared to 2004. This positive trend was partially offset by an increased administration expense ratio for the year ended December 31, 2005 as compared to 2004 and 2003 due to reduced premium volume in 2005. We calculate our administration expense ratio based on net premiums written. Using the alternative methodology, based on net premiums earned, would result in an administration expense ratio for the year ended December 31, 2005 of 5.3%.
Life & Health Reinsurance

			% change		% change
(US$ million)			2005		2004
Year ended December 31	2005	2004	over 2004	2003	over 2003
Gross premiums written	318.8	327.9	-2.8	280.7	16.8
Net premiums written	306.4	313.2	-2.2	254.5	23.1
Net premiums earned	314.8	318.7	-1.2	260.8	22.2
Total investment results	29.2	20.9		14.7
Segment income (loss)	17.6	16.7		-69.1
Acquisition costs ratio	29.3%	22.7%		20.1%
Administration expense ratio	5.3%	4.2%		4.8%
Retention ratio (net premiums written divided by gross premiums written)	96.1%	95.5%		90.7%
Life & Health Reinsurance reported segment income (loss) of US$ 17.6 million, US$ 16.7 million and US$ (69.1) million for the years ended December 31, 2005, 2004 and 2003, respectively.
Although there was a slight decrease in our overall business volume, the total Life & Health Reinsurance results exhibit the segment’s ability to retain business despite the effects of the ratings downgrades that occurred in 2004.
Technical result for the year ended December 31, 2005 was US$ 14.2 million as compared to US$ 16.4 million and US$ (66.0) million for the same periods of 2004 and 2003, respectively. Technical result is defined as net premiums earned minus losses, loss expenses and life benefits minus acquisition costs plus other technical income (mainly technical interest).
The decrease in the technical result in 2005 was primarily attributable to the cancellation of existing reinsurance transactions in Latin America as well as the establishment of an additional provision for the Asian tsunami of US$ 0.7 million.
For the years ended December 2005 and 2004 there were no additional reserve actions required for our Guaranteed Minimum Death Benefit (GMDB) book, while in 2003 net reserves were strengthened by US$ 55.5 million.
For the year ended December 31, 2005, gross premiums written decreased US$ 9.1 million or 2.8% to US$ 318.8 million, net premiums written decreased US$ 6.8 million or 2.2% to US$ 306.4 million and net premiums earned decreased by US$ 3.9 million or 1.2% to US$ 314.8 million. The reduction in net written premiums was primarily within the health line of business which decreased by 30.8% or US$ 10.3 million to US$ 23.1 million. The decline was attributable to the cancellation of existing reinsurance transactions in the Middle East in 2004 and a reduction of business in Latin America due to our downgrading and the decision to close down our life operations in Buenos Aires. Additionally, premiums decreased in our non-active North American markets, as expected, both in the health line of business as well as the life line of business. These decreases were partially offset by new business written in the Middle East and Continental Europe as well as the expansion of existing reinsurance transactions in 2005.

Management’s discussion and analysis
of financial condition and results of operations (continued)
The acquisition cost ratio increased for the year ended December 31, 2005 as compared to 2004 and 2003 as a result of new reinsurance transactions in Continental Europe, which carry higher acquisition costs in the early years of a contract.
Run-Off

			% change		% change
(US$ million)			2005		2004
Year ended December 31	2005	2004	over 2004	2003	over 2003
Gross premiums written	39.3	486.4	-91.9	1,256.1	-61.3
Net premiums written	32.6	470.1	-93.1	1,249.3	-62.4
Net premiums earned	128.4	783.6	-83.6	1,183.7	-33.8
Total investment results	56.3	76.9		54.2
Segment income (loss)	47.6	-296.0		-40.0
The Run-Off segment reported segment income for the year ended December 31, 2005 as compared to a segment loss for the same periods of 2004 and 2003, respectively. The results for 2005 were driven by the favorable impact of the commutations carried out during the year resulting in a net commutation gain on the segment’s technical result of US$ 93.7 million and were partially offset by the effect of losses from Hurricanes Katrina, Rita and Wilma in the United States, with a total net impact of US$ 15.6 million.
The Run-Off segment experienced a net adverse impact of prior years’ accident years on the technical result in the amount of US$ 30.7 million resulting from net adverse development of prior accident years’ loss reserves of US$ 10.5 million and premium, related losses and acquisition costs of net US$ 20.2 million.
The net adverse development of prior years’ loss reserves of US$ 10.5 million was primarily within the Workers’ Compensation and Professional Liability and other Special Liability lines of business in the amounts of US$ 15.9 million and US$ 10.2 million, respectively. These adverse developments were partially offset by net favorable development of prior years’ loss reserves of US$ 20.8 million and US$ 11.6 million in the Property and Motor lines of business, respectively.
In 2004, we recorded a net adverse impact of prior years’ accident years on the technical result in the amount of US$ 451.8 million resulting from net adverse development of prior accident years’ loss reserves of US$ 506.4 million, which was offset by the effect of commutations.
The net adverse development of prior years’ loss reserves of US$ 506.4 million was primarily related to the Professional Liability and other Special Liability, General Third Party Liability, Workers’ Compensation, Credit & Surety and Motor lines of business in the amounts of US$ 314.6 million, US$ 74.7 million, US$ 71.8 million, US$ 26.5 million and US$ 13.0 million, respectively.
Corporate Center

			% change		% change
(US$ million)			2005		2004
Year ended December 31	2005	2004	over 2004	2003	over 2003
Operating and administration expenses	-50.1	-38.2	31.2	-34.3	11.4
The Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee and other corporate functions as well as other expenses not allocated to the operating segments. The Corporate Center costs increased for the year ended December 31, 2005 as compared to the same periods of 2004 and 2003 due to increased legal, audit and consulting fees of approximately US$ 15.0 million, primarily relating to the internal review and the Restatement.

Management’s discussion and analysis
of financial condition and results of operations (continued)
Financial condition and liquidity
Invested Assets
Our assets are invested with the objective of achieving investment returns consistent with those of the markets in which we invest, using appropriate risk management, diversification, tax and regulatory considerations and to provide sufficient liquidity to enable us to meet our obligations on a timely basis. We principally focus on high quality, liquid securities and seek to invest in securities whose durations correspond to the estimated pay out patterns of the reinsurance liabilities they support.
Our approach to fixed income investments is to limit credit risk by focusing on investments rated A or better and to reduce concentration risk by limiting the amount that may be invested in securities of any single issuer or group of issuers. With respect to equity investments, we seek to diversify our equity portfolio so as to provide a broad exposure across major sectors of individual stock markets. To reduce the effects of currency exchange rate fluctuations, we seek to match the currencies of our investments with the currencies of our underlying reinsurance liabilities.
As of December 31, 2005 and December 31, 2004, total invested assets (excluding cash and cash equivalents) were US$ 6,634.3 million and US$ 7,786.2 million, respectively.
During 2005, commutations as well as negative operating cash flows have resulted in a decrease of total invested assets including cash and cash equivalents of US$ 1,185.5 million of which US$ 700.0 million is attributable to CRNA and US$ 389.2 million is related to Converium AG.
As of December 31, 2005, Converium reported total investments including cash and cash equivalents and excluding the Funds Withheld Asset of US$ 6,261.5 million, of which US$ 1,385.2 million are held in our North American operations and are subject to the restrictions of an entity in run-off. Of the total US$ 4,876.3 million related to Converium’s ongoing operations, certain amounts were pledged as follows: (i) US$ 2,238.1 million were pledged as collateral relating to outstanding letters of credit of US$ 1,160.2 million (these outstanding letters of credit are related to the US$ 1.6 billion Syndicated Letter of Credit Facility) and other irrevocable letters of credit of US$ 852.9 million (to secure certain reinsurance contracts), (ii) US$ 246.0 million were pledged primarily as deposits with cedents; and (iii) US$ 582.6 million were pledged to support Converium internal reinsurance transactions. US$ 255.2 million were deposited in trust or with regulatory authorities or states related to the US$ 1,385.2 million held in our North American operations.
Our asset mix, including cash and cash equivalents, consisted of the following at December 31, 2005 and December 31, 2004:

Asset class	2005	2004
Fixed maturity securities (including the Funds Withheld Asset)	82.2%	82.6%
Equity securities[1]	3.9%	3.5%
Cash and short-term investments	9.4%	9.4%
Real estate and other[1,2]	4.5%	4.5%
Total	100.0%	100.0

[1]	Our participation in PSP Swiss Property AG is included in Real estate and other with a market value of US$ 76.8 million as of December 31, 2005 and US$ 98.9 million as of December 31, 2004.

[2]	Included in the caption “real estate and other” are investments in funds of hedge funds, which had a carrying value of US$ 107.4 million as of December 31, 2005.
In order to better match cash flow profiles and liquidity constraints for potential commutations, during 2005, we aligned the investment portfolio in our North American operations to reflect the run-off situation. We lowered our exposure to mortgage-backed securities and replaced them with asset-backed securities and commercial mortgage-backed securities, which have less interest rate sensitivity than current investments but still offer attractive yields.
During 2004, we adjusted our asset allocation and lowered our exposure to investments in equity securities by approximately US$ 500.0 million. This reduced our equity exposure (excluding our participation in PSP Swiss Property AG) to below 3.5% of total invested assets versus approximately 10% as of December 31, 2003. These sales generated net realized capital gains of US$ 22.0 million (pre-tax). The proceeds of this divestiture were invested in highly rated fixed income instruments.
In order to protect shareholders’ equity from potential future increases of the yield curves, we continued to lower the modified duration of our fixed income portfolio to 3.3 as of December 31, 2005 versus 3.5 as of December 31, 2004 and held a relatively high portion of cash and cash equivalents. In 2004, sales relating to this reduction in duration generated net realized capital losses of less than US$ 2.0 million. Furthermore, during 2004, we increased our held-to-maturity portfolio by US$ 350.0 million.

Management’s discussion and analysis
of financial condition and results of operations (continued)
Fixed maturities
As of December 31, 2005, our fixed maturities portfolio, excluding the Funds Withheld Asset (described more fully below), had a carrying value of US$ 4,963.4 million and represented 68.2% of our total investment portfolio including cash and cash equivalents (82.2% including the Funds Withheld Asset). This represents a decrease in carrying value of US$ 721.8 million, or 12.7%, from December 31, 2004. This decrease was driven by the liquidation of primarily fixed maturity securities to support our 2005 commutation efforts.
We invest in government, agency and corporate fixed income securities of issuers from around the world that meet our liquidity and credit standards. We place an emphasis on investing in listed fixed income securities that we believe to be liquid.
The table below presents the composition of our fixed income securities portfolio, excluding short-term investments, based on carrying value by scheduled maturity.

(US$ million)	Estimated fair value	% of total	Carrying value	% of total
As of December 31, 2005	Available-for-sale (AFS)	AFS	Held-to-maturity (HTM)	HTM
Less than one year	336.5	8.1	39.7	5.0
One year through five years	2,216.2	53.1	513.9	64.8
Five years through ten years	776.3	18.6	219.2	27.6
Over ten years	110.9	2.7	20.8	2.6
Subtotal	3,439.9	82.5	793.6	100.0
Mortgage and asset-backed securities	561.4	13.5	—	—
Unit trust bonds	168.5	4.0	—	—
Total	4,169.8	100.0	793.6	100.0
Most of our fixed income securities are rated by Standard & Poor’s, Moody’s or similar rating agencies. As of December 31, 2005, approximately 92.0% of our fixed income securities portfolio was invested in securities rated A or better by these agencies and approximately 80.5% was invested in AAA/Aaa rated securities.
The table below presents the composition of our fixed income securities portfolio by rating as assigned by Standard & Poor’s or Moody’s, using the lower of these ratings for any security where there is a split rating.

(US$ million)	Estimated fair value	% of total	Carrying value	% of total
As of December 31, 2005	Available-for-sale (AFS)	AFS	Held-to-maturity (HTM)	HTM
AAA/Aaa	3,224.7	77.3	769.5	97.0
AA/Aa2	292.7	7.0	13.8	1.7
A/A2	255.1	6.1	10.3	1.3
BBB/Baa2	266.3	6.4	—	—
BB	29.3	0.8	—	—
Not rated [1]	101.7	2.4	—	—
Total	4,169.8	100.0	793.6	100.0

[1]	Includes US$ 77.1 million private collateralized loans issued by German banks with a credit rating equivalent to S&P AAA.

Management’s discussion and analysis
of financial condition and results of operations (continued)
Our guidelines also restrict our maximum investment in bonds issued by any group or industry sector by reference to local benchmarks and applicable insurance regulations. As of December 31, 2005 no aggregated amount of bonds issued by a single group (excluding governments and funds) represented more than 5% of our fixed maturities securities portfolio. Our ten biggest direct investments in corporate obligations (excluding commercial mortgage and asset-backed securities) were:

(US$ million)	Estimated fair value	% of total
As of December 31, 2005	Available-for-sale (AFS)	AFS
HSBC Financial Corporation	12.2	0.3
HVB Group	11.8	0.3
Westfalische Landschaft — Bodenkreditbank — AG	11.8	0.3
JPMorgan Chase & Company	11.8	0.3
Morgan Stanley	10.1	0.2
General Electric Capital Corporation	9.1	0.2
Merril Lynch & Company	8.8	0.2
Bank of America Corporation	8.6	0.2
DaimlerChrysler North America Holding Corporation	7.9	0.2
American Home Products Corporation	7.3	0.2
Our four largest investments in funds investing in fixed maturities as of December 31, 2005, were:

(US$ million)	Estimated fair value	% of total
As of December 31, 2005	Available-for-sale (AFS)	AFS
HSBC AM French Government Bond Fund	145.1	3.5
DWS Zurich Invest Renten Euroland	14.8	0.4
CCR Gestion Centrale	6.6	0.2
ING (L) Liquid SICVA, Luxembourg	2.0	—
As of December 31, 2005 our investments in mortgage and asset-backed securities were US$ 616.6 million. These investments are summarized as follows:

(US$ million)	Estimated fair value	% of total
As of December 31, 2005	Available-for-sale (AFS)	AFS
Federal National Mortgage Association	133.2	3.2
Federal Home Loan Mortgage Corporation	70.0	1.7
Government National Mortgage Association	23.2	0.6
Other mortgage and asset-backed securities	335.0	8.0
Total	561.4	13.5
Equity securities
As of December 31, 2005, our equity securities portfolio had a carrying value of US$ 362.6 million (including PSP Swiss Property AG). This represents a decrease in carrying value of US$ 36.8 million, or 9.2%, from December 31, 2004, which was generally driven by the strategic investment decision to reduce our holdings in equity securities. Equity securities were 3.9% and 3.5% of our total investment portfolio as of December 31, 2005 and December 31, 2004, respectively, including cash and cash equivalents and excluding PSP Swiss Property AG.
Substantially our entire equity portfolio consists of listed securities held directly or through funds. All the equity portfolios are in developed markets. As experienced in recent years, the equity markets around the world can produce highly volatile and significantly varied results due to local and worldwide economic and political conditions.

Management’s discussion and analysis
of financial condition and results of operations (continued)
Our ten largest direct equity investments as of December 31, 2005 were:

(US$ million)	Estimated fair value	% of total
As of December 31, 2005	Available-for-sale (AFS)	AFS
PSP Swiss Property AG	76.8	21.2
International Financial Group	6.0	1.7
Novartis Inc.	3.1	0.9
Nestlé SA	3.1	0.9
Roche Holding AG	2.7	0.7
UBS AG	2.6	0.7
General Electric Company	2.4	0.7
Exxon Mobil Corporation	2.3	0.6
Microsoft Corporation	1.6	0.4
Credit Suisse Group	1.6	0.4
Our three largest investments in funds investing in equities as of December 31, 2005 were:

(US$ million)	Estimated fair value	% of total
As of December 31, 2005	Available-for-sale (AFS)	AFS
Barclay’s Global Investors Index Selection UK Fund	51.7	14.3
Deutsche Bank DJ Eurostoxx 50 DVG	49.9	13.8
Vanguard Institutional Index Fund	5.4	1.5
Our exposure to private equity fund investments as of December 31, 2005 was approximately US$ 46.9 million. This represents the sum of the fair value of invested capital (as determined by the fund managers) and remaining unpaid commitments. Of this total, the value of remaining unpaid commitments was approximately US$ 1.7 million as of December 31, 2005.
Our investments in private equity funds as of December 31, 2005 were:

(US$ million)	Estimated fair value	% of total
As of December 31, 2005	Available-for-sale (AFS)	AFSs
Capital Z Financial Services Fund II	23.6	6.5
Oak Hill Securities Fund LP II	15.6	4.3
Clayton Dubilier & Rice Fund	4.8	1.3
Insurance Partners LP	0.6	0.2
Oak Hill Securities Fund	0.6	0.2
At December 31, 2005 and 2004, gross unrealized gains on our equity securities portfolio were US$ 76.0 million and US$ 73.0 million and gross unrealized losses were US$ 1.1 million and US$ 2.5 million, respectively. We have reviewed the securities that have declined in value and have recorded impairments accordingly.
Our impairment policy requires us to record, as realized capital losses, declines in value that exceed 20% over a period of six months, that exceed 50% regardless of the period of decline or any declines in value of equity securities over a period of more than twelve months. The same policy applies to fixed maturities securities when the decline in value is attributable to the deteriorating credit-worthiness of the issuer. At management’s judgment, we impair additional securities based on prevailing market conditions by considering various factors such as the financial condition of the issuer, the market value and the expected future cash flows of the security (see Critical Accounting Policies).
Our guidelines also restrict our maximum investment in any one equity security or industry sector by reference to local benchmarks and applicable insurance regulations. As of December 31, 2005 excluding our investments in funds and our participation in PSP Swiss Property AG, no single equity security represented more than 5% of our equity securities portfolio.

Management’s discussion and analysis
of financial condition and results of operations (continued)
Funds Withheld Asset
The transfer of certain historical reinsurance business to Converium was affected as of July 1, 2001 by means of the Quota Share Retrocession Agreement with ZFS. In addition, on that date, the Funds Withheld Asset was established. Its initial balance was set to match the net balance of the liabilities, less the premium receivables (including outstanding collectible balances and reinsurance deposits) on the business to which the Quota Share Retrocession Agreement applies. As of December 31, 2005, the Funds Withheld Asset was US$ 1,020.1 million. The decrease of US$ 285.0 million over December 31, 2004 was substantially due to paid claims.
The table below shows the distribution of the Funds Withheld Asset by currency as of December 31, 2005 and 2004.
Funds Withheld Asset

As of December 31	2005	2004
U.S. dollar	42%	42%
U.K. pound	28%	28%
Euro	25%	25%
Swiss franc	3%	3%
Japanese yen	2%	2%
Total	100%	100%
Weighted average interest rate	5.3%	5.4%
In general, the Funds Withheld Asset is reduced by paid claims, profit commissions, amounts paid to maintain the retrocession agreements and other amounts paid on the business subject to the Quota Share Retrocession Agreement and is increased by premiums (less premium refunds), salvage and subrogation, recoveries under retrocession agreements, profit commissions and other amounts received for the business subject to the Quota Share Retrocession Agreement. The balance of the Funds Withheld Asset will decrease over time. However, business historically written on the Zurich Insurance Company (“ZIC”) and Zurich International (Bermuda) Ltd (“ZIB”) balance sheets was written on the Converium balance sheet and continued to be renewed, where it met Converium’s profitability targets. As a result, we will generate operating cash flow from the new and renewal business written by Converium, which we expect to at least partially offset reductions of the balance of the Funds Withheld Asset.
See Note 18 to our 2005 consolidated financial statements for additional information on the Funds Withheld Asset and a recent change to the underlying agreement.
Short-term investments
Our short-term investment portfolio includes investments in fixed-term deposits and fiduciary investments. These investments generally have maturities of between three months and one year. As of December 31, 2005, we had short-term investments with a carrying value of US$ 35.1 million, representing 0.5% of our total investment portfolio, including cash and cash equivalents. Short-term investments at December 31, 2004 were US$ 117.3 million or 1.4% of our total investment portfolio, including cash and cash equivalents.
Real estate and other investments
At December 31, 2005, we had real estate held for investment of US$ 144.6 million, consisting primarily of investments in residential and commercial rental properties located in Switzerland and indirect real estate in the Eurozone. Our real estate portfolio represented 2.0% of our total investment portfolio, including cash and cash equivalents. The balance of our real estate held for investment at December 31, 2004 was US$ 138.8 million.
In addition to these properties, Converium owns a 3.8% participation in PSP Swiss Property AG (an indirect real estate investment, included in equity securities) with a market value of US$ 76.8 million as of December 31, 2005 and US$ 98.9 million as of December 31, 2004. During the fourth quarter of 2005, Converium reduced its investment in PSP Swiss Property AG by US$ 21.7 million to US$ 76.8 million.
As of December 31, 2005 and December 31, 2004, we had US$ 107.4 million and US$ 102.5 million, respectively in funds of hedge funds. These investments are included under the caption “Other investments” in the balance sheet.

Management’s discussion and analysis
of financial condition and results of operations (continued)
Our five largest real estate investments, as of December 31, 2005 were:
Real estate

(US$ million)				% of total
As of December 31, 2005			Carrying value	Other investments
Dietikon	–	residential/commercial building	21.2	8.4
Effretikon	–	residential building	13.8	5.5
Zurich	–	residential/commercial building	13.7	5.4
Basel	–	residential/commercial building	11.8	4.7
Bern	–	residential/commercial building	9.1	3.6
Premiums receivable
We had premiums receivable of US$ 1,059.3 million at December 31, 2005 compared to US$ 1,832.2 million at December 31, 2004, a decrease of US$ 772.9 million, or 42.2%. This decrease is primarily due to the reduction in business volume. Premiums receivable include those currently due, as well as deferred premiums receivable, which is comprised primarily of accruals on premium balances which have not yet been reported and which are not contractually due to be paid until some time in the future. Current premiums receivable represented 18.3% and 20.1% of total premiums receivable at December 31, 2005 and December 31, 2004, respectively and accrued premiums receivable represented 81.7% and 79.9%, respectively. Bad debt provisions of US$ 28.1 million have been recorded for estimated uncollectible premiums receivable and reinsurance recoverables at December 31, 2005, compared to US$ 30.6 million at December 31, 2004.
Retrocessional reinsurance
Retrocessional reinsurance arrangements generally do not relieve Converium from its direct obligations to its reinsureds. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any retrocessionaire is unable or unwilling to meet the obligations assumed under the retrocessional agreements. At December 31, 2005 and 2004, Converium held US$ 470.6 million and US$ 300.9 million, respectively, in collateral as security under related retrocessional agreements in the form of deposits, securities and/or letters of credit. Converium is able to access outside capacity for both traditional and non-traditional coverage and therefore is not dependent upon any single retrocessional market.
As of December 31, 2005, we had reserves for unpaid losses, loss expenses and future life benefits from retrocessionaires of US$ 805.1 million compared to US$ 937.9 million at December 31, 2004.
The following table sets forth Converium’s ten largest retrocessionaires as of December 31, 2005, based on non-life underwriting reserves and future life benefits, and their respective Standard & Poor’s or A.M. Best financial strength rating.

(US$ million)		Underwriting
As of December 31, 2005		reserves and future		S & P /A.M.
Retrocessionaire	Retrocessionaire Group	life benefits	% of total	Best Rating
Lloyd’s Syndicates	Lloyd’s	197.5	24.5	A/A
Continental Casualty Company	CNA	57.7	7.2	A– /A
Zurich Financial Services	Zurich Financial Services	48.1	6.0	A+ /A
ICM Re S.A.	ICM Re	35.7	4.4	NR
AIOI Insurance Co., Ltd.	AIOI Insurance Co., Ltd.	35.7	4.4	A–
Transamerica Reinsurance	AEGON Group	35.1	4.4	AA /A+
Hannover Ruckversicherung	Hannover Re	33.6	4.2	AA– /A
AXA Group	AXA Group	30.3	3.8	AA–
Augsburger Ruck	Augsburger Ruck	30.1	3.7	A
PartnerRe Global	PartnerRe Group	27.3	3.4	AA– /A+
Total underwriting reserves and future life benefits of top ten retrocessionaires		531.1	66.0
All other retrocessionaires		274.0	34.0
Total underwriting reserves and future life benefits		805.1	100.0

Management’s discussion and analysis
of financial condition and results of operations (continued)
Liabilities
Gross loss and loss reserves and future life benefits
We had gross loss and loss expense reserves of US$ 7,568.9 million at December 31, 2005, compared to US$ 8,908.3 million at December 31, 2004. The decrease in our reserve position is mainly driven by the commutations that were carried out during 2005 and the overall reduction in business volume. For the year ended December 31, 2005, on a CRNA local statutory basis, we commuted gross loss reserves, primarily with North American cedents, in the amount of US$ 651.1 million. The total reduction of gross loss reserves from commutation and other settlements from CRNA was US$ 1,109.5 million from US$ 2,643.0 million in 2004 to US$ 1,533.5 million in 2005. Gross reserves for future life benefits were US$ 405.6 million at December 31, 2005 compared to US$ 407.1 million at December 31, 2004.
Debt outstanding
As of December 31, 2005, we had total debt outstanding with a principal amount of US$ 400.0 million and a carrying amount of US$ 391.2 million. We had no scheduled debt repayments in 2005, 2004, or 2003.
In December 2002, Converium Finance S.A. issued US$ 200.0 million principal amount of non-convertible, unsecured, guaranteed subordinated notes, which are irrevocably and unconditionally guaranteed on a subordinated basis by each of Converium Holding AG and Converium AG. These notes mature in full on December 23, 2032 and bear interest at the rate of 8.25%. In 2001, in connection with the Transactions, Converium Holdings (North America) Inc. (“CHNA”) assumed US$ 200.0 million principal amount of non-convertible, unsecured, unsubordinated senior notes issued originally during October 1993. These notes mature in full on October 15, 2023 and bear interest at the rate of 7.125%. In 2005, the interest payments regarding the 7.125% non-convertible, unsecured, unsubordinated senior notes of CHNA were funded by Converium AG with regards to the coupon payments of April 15 and October 15, 2005, due to the dividend restrictions of CRNA. (See Notes 13, 17 and 23 to our 2005 consolidated financial statements).
In addition to the syndicated letter of credit facility, other irrevocable letters of credit of US$ 852.9 million were outstanding at December 31, 2005 to secure certain assumed reinsurance contracts. Investments of US$ 2,238.1 million were pledged as collateral related to the Syndicated Letter of Credit Facility, as well as other irrevocable letters of credit.
Shareholders’ equity
As of December 31, 2005, we had total shareholders’ equity of US$ 1,653.4 million (US$ 11.29 per share) compared to US$ 1,734.8 million (US$ 11.86 per share) as of December 31, 2004, a decrease of US$ 81.4 million (US$ 0.57 per share). This is mainly due to a reduction in cumulative translation adjustments of US$ 94.3 million and a reduction in net unrealized gains (losses) on investments of US$ 62.5 million, offset by net income of US$ 68.7 million. Book value is calculated using shares outstanding at the end of the period.
Liquidity and capital resources
Our principal cash requirements are for the payment of dividends to shareholders, servicing debt, investment in businesses, capital expenditures, servicing retrocessional arrangements, commutations and for paying reinsurance and insurance claims, which could periodically include significant cash requirements related to catastrophic events.
On November 29, 2004, Converium AG signed a US$ 1.6 billion, three-year syndicated letter of credit facility from various banks. The facility provides Converium’s non-US operating companies with a US$ 1.5 billion capacity for issuing letters of credit and a US$ 100.0 million liquidity reserve. It replaces the existing US$ 900.0 million letter of credit facility, which was signed in July 2003. As of December 31, 2005, Converium had outstanding letters of credit of US$ 1,160.2 million under the facility. Converium must maintain the following financial covenants in order to avoid default under the agreement: i) consolidated total borrowings do not at any time exceed 35% of consolidated tangible net worth, which is defined as total shareholders’ equity less goodwill; and ii) consolidated tangible net worth must remain greater than US$ 1,237.5 million at all times. Converium pays commission fees on outstanding letters of credit, which are distributed to the facility banks and can only be impacted by a change in the Company’s credit rating. The maximum amount of this fee is 0.5%.
As of December 31, 2005, Converium reported total investments including cash and cash equivalents and excluding the Funds Withheld Asset of US$ 6,261.5 million, of which US$ 1,385.2 million are held in our North American operations and are subject to the restrictions of an entity in run-off. Of the total US$ 4,876.3 million related to Converium’s ongoing operations, certain amounts were pledged as follows: (i) US$ 2,238.1 million were pledged as collateral relating to outstanding letters of credit of US$ 1,160.2 million (these outstanding letters of credit are related to the US$ 1.6 billion Syndicated Letter of Credit Facility) and other irrevocable letters of credit of US$ 852.9 million (to secure certain assumed reinsurance contracts), (ii) US$ 246.0 million

Management’s discussion and analysis
of financial condition and results of operations (continued)
were pledged primarily as deposits with cedents; and (iii) US$ 582.6 million were pledged to support Converium internal reinsurance transactions. US$ 255.2 million were deposited in trust or with regulatory authorities or states related to the US$ 1,385.2 million held in our North American operations.
Dividends from subsidiaries
As a holding company, Converium Holding AG relies in large part on cash dividends and other permitted payments from its subsidiaries to make principal and interest payments on debt, to pay other outstanding obligations and to pay dividends to shareholders. Based on Converium’s financial performance in 2005 as well as the Company’s capitalization, the Board of Directors will propose a gross cash dividend of Swiss francs 0.10 per share at the Annual General Meeting. Converium is subject to legal restrictions on the amount of dividends it may pay to its shareholders. Similarly, the company laws of countries in which our entities operate may restrict the amount of dividends payable by such entities to their parent companies. In addition, the ability of our entities to pay dividends may be restricted or influenced by minimum capital and solvency requirements that are imposed by regulators in the countries in which the entities operate. Dividend payments from Converium AG to Converium Holding AG may be subject to regulatory review. Any dividend payments from CRNA to Converium Holdings (North America) Inc. requires approval of the regulator of the state of Connecticut (see Notes 17 and 23 to our 2005 consolidated financial statements).
Cash flows

(US$ million)
Year ended December 31	2005	2004	2003
Cash (used in) provided by operating activities	-399.9	358.7	917.2
Net cash provided by (used in) investing activities	363.8	-315.4	-1,314.2
Net cash (used in) provided by financing activities	-36.8	347.8	252.9
Cash and cash equivalents decreased by US$ 33.6 million to US$ 647.3 million as of December 31, 2005 from US$ 680.9 million as of December 31, 2004. Our cash position primarily decreased due to cash outflows related to the commutations that were carried out during 2005.
Our cash flows from operating activities result principally from premiums, collections on losses recoverable and investment income, net of paid losses, acquisition costs and administration expenses. Our cash used in operating activities was US$ 399.9 million, US$ 358.7 million and US$ 917.2 million for the years ended December 31, 2005, 2004 and 2003, respectively. This decrease was due to a reduction in overall business volume and cash outflows due to commutations recorded in 2005. Cash for these measures was primarily provided by the liquidation of investments, which is reflected in the results of cash flow from investing activities.
Cash used in financing activities for the year ended December 31, 2005 was US$ 36.8 million. For the year ended December 31, 2004 cash provided by financing activities was primarily driven by the proceeds, net of related expenses, received from the Rights Offering that occurred in October 2004, offset by the payment of dividends to shareholders. In 2003, cash used in financing activities was primarily driven by the payment of dividends to shareholders.
As of December 31, 2005, Converium Holding AG had cash and cash equivalents of US$ 41.9 million. Significant cash needs in 2006 will be payments of the 2005 dividend to shareholders of approximately CHF 15.0 million (US$ 12.0 million) and interest payments to Converium Finance S.A., Luxembourg of approximately US$ 10.0 million, related to the note payable with a principle of US$ 200.0 million. The cash needs are primarily financed through existing cash funds held at Converium Holding AG, short-term intercompany loan receivables from Converium AG, Switzerland, and dividend payments from Converium IP Management AG, Switzerland and Converium Finance Ltd., Bermuda.

Management’s discussion and analysis
of financial condition and results of operations (continued)
Critical accounting policies
Our discussion and analysis of the financial condition and results of operations are based upon our 2005 consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The preparation of these financial statements in accordance with US GAAP requires the use of estimates and judgments that affect the reported amounts and related disclosures. While we believe that the assumptions and estimates used are the most appropriate at this time, changes in underlying assumptions or estimates could have a material impact on the Company’s financial position. Accounting policies that rely on the most subjective estimates and assumptions are discussed is this section.
A description of other significant accounting policies used by us in preparing our financial statements is included in the Notes to our 2005 consolidated financial statements.
Segment presentation
Following changes in certain executive management responsibilities, the Company changed the reporting segments under which certain business units are reported in order to reflect these changes in responsibilities.
In the first quarter of 2005, Converium formally adopted a change to the reporting line of the management of its North American operations. This change was introduced to reflect the placement of CRNA into orderly run-off and management’s desire to monitor this business on a stand-alone basis. Therefore, Converium’s business is now organized around three ongoing operating segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on global lines of business, in addition to a Run-Off segment. The Run-Off segment includes all business, both nonlife and life, originating from CRNA and CINA, excluding the US originated aviation business. In addition to the four segments’ financial results, the Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee and other corporate functions as well as expenses not allocated to the operating segments. In addition to reporting segment results individually, management also aggregates results for Standard Property & Casualty Reinsurance and Specialty Lines, into ongoing non-life business, as management considers this aggregation meaningful in understanding the performance of Converium. This measure excludes the non-life business contained within the Run-Off segment in line with management’s desire to monitor this segment on a stand-alone basis. The aggregation of the Life & Health Reinsurance segment with the ongoing non-life business is referred to as total ongoing business.
Non-life loss and loss adjustment reserves
We are required by applicable insurance laws and regulations, as well as US GAAP, to establish reserves for payment of losses and loss expenses that arise from our non-life reinsurance and insurance businesses. Loss and loss expense reserves are based on estimates of future payments to settle claims, including legal and other expenses. The liability for unpaid losses and loss expenses for property and casualty business includes amounts determined from loss reports on individual cases (“case reserves”) and amounts for losses incurred but not yet reported (“IBNR”), including expected development of reported claims. Upon receipt of a notice of claim from a ceding company, we establish a case reserve for the estimated amount of the ultimate settlement. Case reserves are usually based upon the amount of reserves reported by the primary insurance company and may subsequently be increased (“additional case reserves” or “ACR’s”) or reduced as deemed necessary by our claims departments. Our cedents are domiciled in many countries around the world and typically apply local practices and regulations when handling losses. This leads to a wide variety of approaches, in among other things, setting individual claims reserves, recording loss data and handling loss adjustments. In particular, the legal systems, loss reporting and applicable accounting rules can vary greatly by country and can potentially lead to inconsistent information and information flow from our cedents to us, with respect to timing, format and level of detail. These factors are considered when managing and assessing claims and establishing loss reserves and should be noted when reviewing the reserve splits in the table below.

			Total gross non-life
	Case reserves	IBNR	loss reserves
Standard Property & Casualty	1,430.9	1,010.8	2,441.7
Specialty Lines	1,718.6	1,653.1	3,371.7
Life & Health Reinsurance	87.7	203.7	291.4
Run-Off	691.6	772.5	1,464.1
Total	3,928.8	3,640.1	7,568.9
The Life & Health Reinsurance segment contains loss reserves related to Accident & Health business.
If a contract is commuted, we reduce loss and loss expenses carried on our balance sheet and record a gain or loss for the difference between loss and loss expenses carried on our balance sheet and the commutation payment.

Management’s discussion and analysis
of financial condition and results of operations (continued)
We estimate our loss and loss expense reserves on the basis of facts reported to us by ceding companies and in conjunction with actuarial estimates and methodologies for instances where we have not received reports from ceding companies. Our estimates of losses and loss expenses are subject to assumptions reflecting economic and other factors such as inflation rates, changes in legislation, court rulings, case law and prevailing concepts of liability, which can change over time. In addition, if ceding company data is not provided to us on a timely basis, this could potentially impact the accuracy of our estimates. The risks associated with making the estimate for assumed loss reserves include, among other things, those uncertainties prevalent in making assumptions for long-tailed lines of business, the time lag in information reporting by cedents and differing reserving approaches among cedents.
The amount of time that elapses before a claim is reported to the cedent and then subsequently reported to the reinsurer is commonly referred to in the industry as the “reporting tail”. Lines of business for which claims are reported quickly are commonly referred to as “short-tailed” lines and lines of business for which a longer period of time elapses before claims are reported to the reinsurer are commonly referred to as “long-tailed” lines. The uncertainty inherent in loss estimation is particularly pronounced for long-tail lines such as umbrella, general and professional liability and motor liability, where information, such as required medical treatment and costs for bodily injury claims, will only emerge over time. In the overall reserve setting process, provisions for economic inflation and changes in the social and legal environment are considered. The uncertainty inherent in the reserving process for primary insurance companies is even greater for the reinsurer. This is because of, among other things, the time lag inherent in reporting information from the insurer to the reinsurer and differing reserving practices among ceding companies.
As a consequence, the estimation of loss and loss expense reserves is dependent on many assumptions and selection of parameters and their combination. One of the most critical assumptions, particularly for lines with long-tail characteristics, is the selection of the reporting tail. The reporting tail is the period of time that elapses before a claim is reported to the cedent and then subsequently reported to the reinsurer. A change of this factor can lead to a substantially different estimate of ultimate losses and therefore reserves for loss and loss expenses. This change in the tail factor could be triggered by any of the drivers mentioned above, or a combination thereof. For example, a change in the tail factor of 5% for a line with one of the longest tails, Treaty Umbrella (in North America), which is included in the Professional Liability and other Special Liability line of business, would increase/decrease total held net loss reserves of US$ 6,807.9 million by US$ 15.2 million.
As a result of these uncertainties and other factors, actual losses and loss expenses may deviate, perhaps materially, from expected ultimate costs which are reflected in our current reserves. This is evident in our actual experience of prior years’ calendar year adverse/(favorable) loss reserve development, which was as follows:

		Favorable/(adverse)
		development of prior	Development on
	Net loss reserves	years’ loss reserves	prior years’ loss
	beginning of year	during the year	reserves (%)
2001	3,611.8	-167.8	-4.6
2002	4,543.1	-201.1	-4.4
2003	5,791.2	63.5	1.1
2004	6,838.4	-350.2	-5.1
2005	7,993.8	186.1	2.3
The current year development reflects the composite effect of the factors described above. It is not possible to identify the effect of each individual factor because of the inter-relationship between such factors.
Prior years’ favorable net loss expenses incurred in 2005 in the amount of US$ 186.1 million were primarily driven by net favorable development of prior years’ loss reserves of US$ 75.5 million, the net commutation gains on the segment’s technical result in 2005 amounting to US$ 93.7 million and the reversal of reserves relating to adjustments of prior years’ premium accruals. For further details, see Note 10 to our 2005 consolidated financial statements.
Prior years’ adverse net loss expenses incurred in 2004 in the amount of US$ 350.2 million were primarily driven by net adverse development of prior years’ loss reserves of US$ 579.2 million, the net commutation gains on the segment’s technical result in 2004 amounting to US$ 54.6 million, the reduction of reinsurance recoverables of US$ 12.0 million, which was partially offset by reversal of reserves relating to prior years premium accruals in the amount of US$ 186.4 million.
We, like other reinsurers, do not separately evaluate each of the individual risks assumed under reinsurance treaties, therefore we are largely dependent on the original underwriting decisions made by ceding companies. We are subject to the risk that our ceding companies may not have adequately evaluated the risks to be reinsured and that the premiums ceded to us may not adequately compensate us for the risks we assume. To mitigate this risk our claims departments conduct periodic audits of

Management’s discussion and analysis
of financial condition and results of operations (continued)
specific claims and the overall claims procedures of our clients at the offices of ceding companies. We rely on our ability to effectively monitor the claims handling and claims reserving practices of ceding companies in order to establish proper loss reserves. Moreover, prior to accepting certain risks, our claims departments are often requested by underwriters to conduct pre-underwriting claims audits of prospective ceding companies. We attempt to evaluate the ceding company’s claims-handling practices, including the organization of their claims departments, their fact-finding and investigation techniques, their loss notifications, the adequacy of their reserves, their negotiation and settlement practices and their adherence to claims-handling guidelines. Following these audits, the claims departments provide feedback to the ceding company, including an assessment of the claims operation and, if appropriate, recommendations regarding procedures, processing and personnel.
We use historical loss information in our assessment/analysis of existing loss reserves and/or as a means of noticing unusual trends in the information received from the cedents. Our analyses of estimated loss reserves are based on, among other things, original pricing analyses as well as our experience with similar lines of business and historical trends, such as reserving patterns, exposure growth, loss payments, pending levels of unpaid claims and product mix, as well as court decisions and economic conditions. Our estimates of reserves from reported and unreported losses and related reinsurance recoverable assets are reviewed and updated periodically. Adjustments resulting from this process are reflected in current income. Our analyses rely upon the basic assumption that past experience, adjusted for the effect of current developments and likely trends, is an appropriate basis to estimate our current loss and loss expense liabilities. Because estimation of loss reserves is an inherently uncertain process, quantitative techniques frequently have to be supplemented by professional and managerial judgment. In addition, trends that have affected development of reserves in the past may not necessarily occur or affect reserve development to the same degree in the future.
The impact of changes in loss estimates can be mitigated by risk diversification. Risk diversification is a basic risk management tool in the insurance and reinsurance industry; as a multi-line reinsurer there are always likely to be reserve adjustments at the line of business level. Our book of business is broadly diversified by line of business as well as balanced by region and by the expected duration of its claims obligations.
Our Standard Property & Casualty Reinsurance segment is primarily comprised of short and medium-tail lines of business and accounted for 32.3%, 32.3%, and 30.2% of our gross non-life loss and loss expense reserves at December 31, 2005, 2004 and 2003, respectively. Our Specialty Lines segment is primarily comprised of medium and long-tail lines of business and accounted for 44.5%, 35.9% and 32.1% of our gross non-life loss and loss expense reserves at December 31, 2005, 2004 and 2003, respectively. As discussed in the reporting tail description above, this factor can have a significant impact on the volatility of reserves and the uncertainties that exist in the reserve estimation process.
Premiums
When we underwrite business, we receive premiums for assuming the risk. Premiums written in any given period include premiums reported to us by our clients and those we estimate and accrue on contracts underwritten. Reported premiums written and earned are based upon reports received from cedents, supplemented by our own estimates of premiums written for which ceding company reports have not been received.
In a typical reporting period, we generally earn a portion of the premiums written during that period together with premiums that were written during earlier periods. Likewise, some part of our premiums written will not be earned until future periods. We allocate premiums written but not yet earned to an unearned premium reserve, which represents a liability on our balance sheet. As time passes, the unearned premium reserve is gradually reduced and the corresponding amount is released through the income statement as premiums earned. Premiums are typically earned on a pro rata basis over the period that the coverage is in effect. Our premium earned and written estimates are regularly reviewed and enhanced as information is reported to us by our clients and we are able to refine our estimates and assumptions. Differences between such estimates and actual amounts are recorded in the period in which estimates are changed or the actual amounts are determined.
A key assumption used by management to arrive at its best estimate of assumed premiums is its assessment of expected reporting lags. In addition, they also use the following assumptions: (i) estimated written premium, (ii) change in mix of business; and (iii) ceding company seasonality of premium writing.
Management uses information provided by ceding companies as the initial basis for determining its premium accrual estimates and then further refines it based on known trends within the industry and the book of business.
We write a wide range of different types of insurance and reinsurance policies, some of which are earned during periods shorter than one reporting period, while some are earned during substantially longer periods. This mix of business can change significantly from one period to the next and these changes can cause the relationship between written and earned premiums to differ, perhaps significantly, on a year-to-year basis. Typically, differences in the percentage growth or decline between premiums written and earned mainly reflect this difference in our mix of business from year to year. Our underwriters and client relationship managers, in their analysis of trends, relate the change in premiums earned to the change in premiums written.

Management’s discussion and analysis
of financial condition and results of operations (continued)
Similarly, the seasonality of premium writings, are also analyzed on a regular basis by our underwriters and client relationship managers, taking into account the underlying business, the local market environments and emerging trends.
Our estimation procedures are also affected by the timeliness and comprehensiveness of the information our clients provide to us. The time lag between the release of this information from the ceding company to us can be significant and depends on the reporting frequency of the underlying accounts.
Our processes require underwriters and others to assess the realization of premium estimates on a quarterly basis. For the year ended December 31, 2005, these analyses resulted in a decrease in net premiums written and earned in the Standard Property & Casualty Reinsurance and Specialty Lines segments in the amount of US$ 20.3 million; after reflecting the impact on accrued acquisition costs of US$ (2.3) million and losses of US$ 25.2 million, the impact of these adjustments on the technical result was US$ 2.6 million.
For the year ended December 31, 2004, these analyses resulted in a decrease in net premiums written and earned in the Standard Property & Casualty Reinsurance and Specialty Lines segments in the amount of US$ 221.1 million; after reflecting the impact on accrued acquisition costs of US$ 16.5 million and losses of US$ 186.4 million, the impact of these adjustments on the technical result was US$ 18.2 million.
Consideration received for a retroactive reinsurance contract is recognized as premiums earned at the inception of the contract.
Deposit accounting
In the ordinary course of business, we both purchase, or cede and sell, or assume, property and casualty reinsurance protection. For both ceded and assumed reinsurance, risk transfer requirements as per SFAS 113 must be met in order to obtain reinsurance accounting, principally resulting in the recognition of cash flows under the contract as premium and losses. If risk transfer requirements are not met, a contract is to be accounted for as a deposit, typically resulting in the recognition of cash flows under the contract as a deposit asset or liability and not as revenue or expense. To meet risk transfer requirements, a reinsurance contract must include both insurance risk, consisting of underwriting and timing risk and a reasonable possibility of a significant loss for the assuming entity.
Reinsurance and insurance contracts that include both significant risk sharing provisions, such as adjustments to premiums or loss coverage based on loss experience and relatively low policy limits as evidenced by a high proportion of maximum premium assessments to loss limits, can require considerable judgment to determine whether or not risk transfer requirements are met. For such contracts, often referred to as finite or structured products, we require that risk transfer be specifically assessed for each contract by developing expected cash flow analyses at contract inception. To support risk transfer, the cash flow analyses must support the fact that a significant loss is reasonably possible, such as a scenario in which the ratio of the net present value of losses divided by the net present value of premiums equals or exceeds 110 percent. For purposes of cash flow analyses, we generally use a risk-free rate of return consistent with the expected average duration of loss payments. In addition, to support insurance risk, we must prove the reinsurer’s risk of loss varies consistently with that of the reinsured and/or support various scenarios under which the assuming entity can recognize a significant loss.
In the event that a transaction does not meet the risk transfer requirements promulgated by SFAS 113, the transaction will be accounted for in accordance with AICPA Statement of Position 98-7, “Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk” (“SOP 98-7”). SOP 98-7 applies to proposed assumed and ceded reinsurance transactions that fail risk transfer because there is (1) underwriting risk and timing risk but the underwriting risk is not significant or (2) significant underwriting risk but timing risk is not significant, or (3) underwriting risk and timing risk but not significant underwriting and timing risk. In general, most of the assumed finite transactions underwritten by Converium fail the risk transfer test because there is underwriting risk and timing risk but the underwriting risk is not significant. In these instances a deposit asset/liability is recognized on the balance sheet based on the net cash flows of the transaction. These amounts accrete interest income/expense utilizing the effective interest method based on amounts ultimately estimated to be paid and the time to settlement of the asset/liability. Most of the finite transactions also include a non-refundable fee (reinsurer’s margin) which is retained by the reinsurer irrespective of the experience on the contract. This fee is recognized as other income/(expense) over the coverage period of the policy and is not recorded as a deposit asset/liability.
In the event that the circumstances change and a loss will be ceded to the contract which will not ultimately be supported by an interest rate that can be earned on the deposit, then the deposit will be recognized into income/expense over the coverage period of the contract and a loss liability/recoverable will be recognized equal to the expected losses on the contract discounted by the risk free rate in accordance with SOP 98-7.

Management’s discussion and analysis
of financial condition and results of operations (continued)
Reinsurance recoverables
We cede reinsurance to retrocessionaires in the normal course of business. Under US GAAP, reinsurance is recorded gross in the balance sheet. Reinsurance assets (recoverables) include the balances due from retrocessionaires for paid and unpaid losses and loss expenses, ceded unearned premiums and ceded future life benefits. Amounts recoverable from retrocessionaires are estimated in a manner consistent with the liabilities associated with the reinsured contracts.
Retrocessional reinsurance arrangements generally do not relieve us from our direct obligations to our reinsureds. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any retrocessionaire is unable or unwilling to meet the obligations assumed under the retrocessional agreements. Failure of retrocessionaires to indemnify us due to insolvencies or disputes could result in uncollectible amounts and losses to us. We establish an allowance for potentially uncollectible recoverables from retrocessionaires for amounts owed to us that management believes will not be collected. In addition, we immediately charge operations for any recoverable balances that are deemed to be uncollectible. Collateral and other offsets are considered in determining the allowance or expense.
Foreign currency translation
In view of our global scale and the fact that a significant part of our business is transacted in US dollars, we report our financial information in US dollars. However, a large portion of our revenues and expenses are denominated in other currencies including the Euro, UK pound, Swiss franc and Japanese yen. Since these currencies are functional currencies for our business units, translation differences are recorded directly in shareholders’ equity.
Invested assets
Investments in which the Company has significant influence over the operating and financial policies of the investee are accounted for under the equity method of accounting. Under this method, the Company records its proportionate share of income or loss from such investments in its results for the period. Any decline in value of equity method investments considered by management to be other than temporary is charged to income in the period in which it is determined.
Other than temporary impairment
The Company reviews the fair value of its investment portfolio on a periodic basis to identify declines in fair value below the cost or amortized cost that are other than temporary. This review involves consideration of several factors including (i) the time period during which there has been a significant decline in fair value below cost, (ii) an analysis of the liquidity, business prospects and overall financial condition of the issuer, (iii) the significance of the decline; and (iv) for those securities below cost as a result of interest rate rises, the Company’s intent and ability to hold the investment for a sufficient period of time for the value to recover. Where the Company concludes that declines in fair values are other than temporary, the cost of the security is written down to fair value and the previously unrealized loss is therefore realized in the period such determination is made.
With respect to securities where the decline in value is determined to be temporary and the security’s value is not written down, a subsequent decision may be made to sell that security and realize a loss. Subsequent decisions on security sales are made within the context of overall risk monitoring, changing information, market conditions generally and assessing value relative to other comparable securities
Converium considers “Other than temporary declines” as declines in value of the security that (i) exceed 20% over a period of six months, that (ii) exceed 50% regardless of the period of decline; or (iii) any declines in value of equity securities over a period of more than twelve months. The same policy applies to fixed maturities securities when the decline in value is attributable to the deteriorating credit-worthiness of the issuer. At management’s judgment, we impair additional securities based on prevailing market conditions by considering various factors such as the financial condition of the issuer, the market value and the expected future cash flows of the security.
Income taxes
Deferred income taxes are provided for all temporary differences that are based on the difference between the financial statement carrying amounts and the income tax bases of assets and liabilities, tax effected using enacted local income tax rates and laws. In addition, a deferred tax asset has been established for net operating loss carry forwards. Converium has significant net operating loss carry forwards that the Company can use to offset future taxable income. Realization of the deferred tax asset related to these carry forwards is dependent upon generating sufficient taxable income within specified future periods. Converium establishes a valuation allowance against its net deferred tax asset based upon its assessment if it is more than likely than not that some or the entire deferred tax asset will not be realized in the applicable jurisdiction. In establishing the appropriate valuation allowance against its deferred tax asset, Converium must, to the extent that no valuation allowance has been established, make judgments about its ability to recognize the benefit of the asset over time, including its ability to utilize the net operating loss carry forwards.

Management’s discussion and analysis
of financial condition and results of operations (continued)
The Company does not affirmatively apply the exception to the recognition of deferred taxes under Accounting Principles Board Opinions No. 23 (APB23), “Accounting for Income Taxes — Special Areas” and therefore is required under SFAS No.109 to provide for taxes on the undistributed earnings of its foreign subsidiaries and foreign corporate joint ventures. However, due to various factors including, no positive undistributed earnings in any foreign subsidiaries or joint ventures and the availability of the participation exemption, no provision for taxes is made on earnings of the foreign subsidiaries and joint ventures.
Converium is subject to income taxes in Switzerland and various foreign jurisdictions. Significant judgment is required in determining the Company’s worldwide provision for income taxes and recording the related assets and liabilities. In the ordinary course of the Company’s business, there are many transactions and calculations where the ultimate tax determination is uncertain. Accruals for tax contingencies are provided, if necessary, in accordance with the requirements of SFAS No. 5, “Accounting for Contingencies”.
Goodwill and other intangible assets
Goodwill and other intangible assets with an indefinite life are no longer amortized with effect from January 1, 2002, in accordance with SFAS No.142, “Goodwill and Other Intangible Assets” (“SFAS 142”). The Company continues to review the carrying value of goodwill related to all of its investments for any impairment on an annual basis. If it is determined that an impairment exists, the Company adjusts the carrying value of goodwill to fair value. The impairment charge is recorded in the period in which it is determined.
Identifiable intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. The Company evaluates both the expected useful life and the recoverability of its intangible assets whenever changes in circumstances warrant. If it is determined that an impairment exists, the excess of the unamortized balance over the fair value of the intangible asset will be charged to income at that time. If it has been determined that the estimated useful life of the intangible asset has changed the remaining unamortized balance of the intangible asset will be amortized on a straight line basis over the newly determined expected useful life of the asset. See Note 9 for further information on goodwill and other intangible assets.
Recent accounting pronouncements
See Note 2 to our 2005 consolidated financial statements for a discussion on recent accounting pronouncements.
Qualitative and quantitative disclosures about market risks
As a provider of reinsurance solutions, effective risk management is fundamental to our ability to protect both the interests of our clients and shareholders. We have accordingly established risk and investment management processes and procedures to actively manage our exposure to qualitative and quantitative market risks. Our risk and investment management procedures focus on ensuring that all of our operating units consistently follow suitable, structured and controlled processes and procedures, with specific guidelines and limits tailored to the characteristics of each business.
We consider our market risk to consist primarily of our exposure to adverse market value changes in our assets, across both short-and long-term periods. Our market risk includes multiple sources of market price fluctuations, including interest rate risks, credit risks, prepayment risks, liquidity risks, sector risks and other risks. Short-term market risks relate primarily to our exposure to adverse market value changes in our assets and the potential inability to realize asset values on a timely basis.
We principally manage our long-term market risks through a procedure we refer to as asset/liability management, or ALM, through which we seek to understand and manage the dynamic interactions between our assets and liabilities. We utilize and continually develop firm-wide ALM processes and models to manage our aggregate financial risks and the correlation between financial risks and underwriting risks. The primary goal of our ALM procedures is to match, in terms of timing and currency, anticipated claims payments to our cedents with investment income and repayments generated by our investment assets and to improve our understanding of the correlation between financial risks and underwriting risks. Because fixed income securities generally provide more stable investment income than equity securities, the preponderance of our investments are in fixed income instruments. Although our ALM techniques are based on theoretical and empirical models and can lead to incorrect assumptions, we believe that the careful use of these ALM techniques leads to a better understanding of the risks inherent in our assets and liabilities and is therefore an important element of our risk and investment management process. Our principal ALM techniques include cash flow analysis, scenario testing and stochastic modeling.
To help manage our aggregate exposure to concentration and credit risks, we analyze the concentration of our risk by entity, risk category (asset, underwriting, retrocession), industry and credit rating. These concentrations and credit risks are reviewed every six months by our Finance Committee as a part of the review and approval of the ALM report.

Management’s discussion and analysis
of financial condition and results of operations (continued)
Sensitivity analyses for invested assets
Approximately 84.1% of our investment securities are classified for accounting purposes as available-for-sale. These securities are carried at their fair market value as of the balance sheet date with movements in fair value recorded in shareholders’ equity. In contrast to these assets, certain liability reserves, particularly non-life reinsurance reserves, are not shown at fair market values as of the balance sheet date. Therefore, US GAAP accounting practices typically result in more volatile assets than liabilities. This, in turn, may lead us to report more volatile shareholders’ equity on our balance sheet than we believe may economically be the case.
The following risk analyses on interest rate, foreign exchange and equities do not take into account that there are strategies in place to minimize the exposures to market fluctuations. These strategies include, among others things, changes in asset allocation and the sale of investments. The risk analyses assume that the change in the value of assets is temporary and that the liability reserves would not change.
Interest rate risk
We have based our computations of interest rate sensitivity on numerous assumptions. Therefore they should not be relied on as indicative of future results.
Our investments are subject to interest rate risks. Our interest rate risk is concentrated in the United States and Europe and is highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions. The estimated potential exposure of our consolidated net assets to a one percentage point increase of the US yield curve would be an after-tax reduction in net assets of US$ 149.5 million, which represents approximately 9.0% of our total shareholders’ equity as of December 31, 2005. This reduction would be offset by higher investment income earned on newly invested funds.
To protect our balance sheet from a possible rise of the yield curves, we slightly reduced the modified duration of our bond portfolio, excluding held-to-maturity securities, to 3.3. Additionally, our portfolio of held-to-maturity government bonds stabilized at US$ 793.6 million (16.0% of our fixed maturities portfolio, excluding the Funds Withheld Asset). The duration of the held-to-maturity portfolio is 3.6.
As of December 31, 2005, all of our debt outstanding was at fixed interest rates. Thus, an increase in interest rates would currently have no effect on our annual interest expense or reported shareholders’ equity, as we account for debt at amortized cost, not fair value.
Foreign exchange risk
Our general practice is to invest in assets that match the currency in which we expect related liabilities to be paid. We tend thus to invest our assets with the same currency allocation as our technical liabilities. This results in the same currency split for the assets backing our shareholders’ equity. This practice supports sound currency asset/liability management, but if not properly matched, there is a translation risk of currency rate changes against the US dollar that may adversely effect our reported shareholders’ equity when expressed in US dollars.
Shareholders’ equity held in local insurance units is primarily kept in local currencies to the extent that shareholders’ equity is required to satisfy regulatory and self-imposed capital requirements. This facilitates our efforts to ensure that capital held in local insurance units will be able to support the local insurance business irrespective of currency movements. In line with our functional currency concept, the differences resulting from the currency rate changes are recorded in shareholders’ equity as cumulative currency translation adjustments.
Equity market risk
We hold approximately 5.0% (including our participation in PSP Swiss Property AG) of our invested assets in equity securities, which are subject to equity market risk. Our equity market risk is concentrated in the United States and Europe and is highly sensitive to general economic and stock market conditions. The estimated potential exposure of our consolidated net assets to a 10% decline in all stock markets as of December 31, 2005 would be an after-tax reduction in net assets of US$ 36.3 million, which represents approximately 2.2% of our total shareholders’ equity as of December 31, 2005.
Our strategic asset allocation combines a large percentage of investments in high-quality bonds with investments in equity securities. This allocation seeks to generate strong positive returns with acceptable risks over the long term, while protecting against excessive risks in periods of severe market distress.
During a severe stock market correction associated with a weak economy, recession or depression, losses in the fair market value of equity securities tend to be partially offset by gains on high-quality bonds arising from falling interest rates. We seek to match our investments with our underlying liabilities in the countries and territories in which we operate. Consequently, we strive to keep our equity portfolio diversified so as to provide a broad exposure across major sectors of individual stock markets.

Management’s discussion and analysis
of financial condition and results of operations (continued)
We restrict our maximum investment in any one equity security or equity sector by reference to local benchmarks and insurance regulations.
Certain shortcomings are inherent in the method of analysis presented in the computation of the fair value of fixed rate instruments. Actual values may differ from those projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities, including non-parallel shifts in the term structure of interest rates and changing individual issuer credit spreads.
The table below shows the approximate effect on shareholders’ equity of instantaneous adverse movements in currency exchange rates of 10% on our major currency exposures at December 31, 2005 against the US dollar.

	Adverse exchange	Approximate decline
	rate movement	in shareholders’
	against the US dollar	equity
Euro	10%	US$	50.9 million
Swiss franc	10%	US$	22.4 million
UK pound	10%	US$	14.5 million
As of December 31, 2005 and 2004, we had unrealized cumulative translation gains of US$ 96.9 million and US$ 191.2 million, respectively.
Our reported premiums, losses and expenses are also affected by exchange rate fluctuations. Business written in currencies other than the US dollar is translated at average exchange rates for the period and therefore exchange rate movements from period to period can have a significant effect on our US dollar reported premiums, losses and expenses.
The table below shows the percentage of key income statement and balance sheet items, denominated by our main currencies as of and for the year ended December 31, 2005:

	US		UK	Swiss	Japanese
	dollar	Euro	pound	franc	yen	Other	Total
Income statement
Net premiums written	22%	36%	22%	2%	4%	14%	100%
Net investment income	51%	15%	29%	1%	—	4%	100%
Losses, loss expenses and life benefits	41%	27%	23%	1%	1%	7%	100%
Acquisition costs	33%	37%	14%	1%	3%	12%	100%
Other operating and administration expenses	36%	13%	3%	46%	—	2%	100%
Interest expense	98%	2%	—	—	—	—	100%

Balance sheet
Total invested assets	55%	18%	20%	4%	—	3%	100%
Reinsurance assets	74%	6%	19%	—	—	1%	100%
Losses and loss expenses, gross	53%	19%	23%	1%	—	4%	100%
Unearned premiums, gross	39%	14%	36%	1%	—	10%	100%
Future life benefits, gross	41%	58%	1%	—	—	—	100%
Debt	100%	—	—	—	—	—	100%

Management’s discussion and analysis
of financial condition and results of operations (continued)
Cautionary note regarding forward-looking statements
This “Management’s discussion and analysis of financial condition and results of operations” contains certain forward-looking statements. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements.
In particular, statements using words such as “expect”, “anticipate”, “intend”, “believe” or words of similar import generally involve forward-looking statements. In light of the risks and uncertainties inherent in all future projections, the inclusion of forward-looking statements should not be considered a representation by us that our objectives or plans will be achieved. Numerous factors could cause our actual results to differ materially from those in any forward-looking statements, including the following:
•	The impact of the ratings changes and a further lowering or loss of one of our financial strength ratings;
•	Uncertainties of assumptions used in our reserving process;
•	Risks associated with implementing our business strategies and our capital improvement measures and our plans in respect to our North American business;
•	Cyclicality of the reinsurance industry;
•	The occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates;
•	Acts of terrorism and acts of war;
•	Changes in economic conditions, including interest and currency rate conditions that could affect our investment portfolio;
•	Actions of competitors, including industry consolidation and development of competing financial products;
•	The effect on us and the insurance industry as a result of the investigations being carried out by US and international regulatory authorities including the US Securities and Exchange Commission (“SEC”) and New York’s Attorney General;
•	A decrease in the level of demand for our reinsurance or increased competition in our industries or markets;
•	A loss of our key employees or executive officers;
•	Political risks in the countries in which we operate or in which we reinsure risks;
•	The passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we or our clients operate or where our subsidiaries are organized;
•	Changes in our investment results due to the changed composition of our invested assets or changes in our investment policy;
•	Failure of our retrocessional reinsurers to honor their obligations;
•	Failure to prevail in any current or future arbitration or litigation; and
•	Extraordinary events affecting our clients, such as bankruptcies and liquidations.
The factors listed above should not be construed as exhaustive. We cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those described in any forward-looking statements. Except as otherwise required by law, we undertake no obligation to publicly release any future revisions we may make to forward-looking statements to reflect subsequent events or circumstances or to reflect the occurrence of unanticipated events.
The Company has made it a policy not to provide any quarterly or annual earnings guidance and it will not update any past outlook for full year earnings. It will, however, provide investors with a perspective on its value drivers, its strategic initiatives and those factors critical to understanding its business and operating environment.

Converium Holding AG and Subsidiaries
Report of the independent group auditors
To the General Meeting of shareholders of Converium Holding AG, Zug
We have audited the accompanying consolidated balance sheets of Converium Holding AG as of December 31, 2005 and 2004 and the related consolidated statements of income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2005, included on pages 60 through 113 all expressed in United States dollars.
The consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We confirm that we meet the Swiss legal requirements concerning professional qualifications and independence.
Our audits were conducted in accordance with Swiss Auditing Standards and with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Converium Holding AG at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America and comply with Swiss law.
We recommend that the consolidated financial statements submitted to you be approved.
We draw to your attention the fact that the consolidated financial statements for the year ended December 31, 2004 of Converium Holding AG, as approved by the Annual General meeting on April 12, 2005, have been restated. The Board of Directors describes in Note 3 the reasons for and the impact on certain lines of the income statement, earnings per share and shareholders’ equity for the years ended December 31, 2004 and 2003 resulting from this restatement.
PricewaterhouseCoopers Ltd

A. Hill	M. Frei

Zurich, March 20, 2006

Converium Holding AG and Subsidiaries
Consolidated statements of income (loss)

(US$ million, except per share information)	Notes	2005	2004	2003
Year ended December 31			Restated	Restated
Revenues
Gross premiums written		1,994.3	3,978.7	4,300.4
Less ceded premiums written		-178.6	-252.6	-377.7
Net premiums written	12	1,815.7	3,726.1	3,922.7
Net change in unearned premiums		567.5	156.1	-154.9
Net premiums earned	12	2,383.2	3,882.2	3,767.8
Net investment income	8	324.9	312.7	234.4
Net realized capital gains (losses)	8	25.5	46.5	18.4
Other (loss) income		-13.4	-8.2	17.5
Total revenues		2,720.2	4,233.2	4,038.1

Benefits, losses and expenses
Losses, loss expenses and life benefits	10,12	-1,775.9	-3,342.5	-2,760.1
Acquisition costs	12	-575.6	-912.4	-832.0
Other operating and administration expenses		-210.8	-219.8	-202.5
Interest expense	13	-31.6	-33.1	-31.0
Impairment of goodwill	9	—	-94.0	—
Amortization of other intangible assets	9	-21.5	-9.9	-1.8
Restructuring costs	5	-20.5	-2.7	—
Total benefits, losses and expenses		-2,635.9	-4,614.4	-3,827.4

Income (loss) before taxes		84.3	-381.2	210.7
Income tax expense	14	-15.6	-201.3	-32.8
Net income (loss)		68.7	-582.5	177.9

Basic earnings (loss) per share	25	0.47	-9.19	2.24
Diluted earnings (loss) per share	25	0.46	-9.19	2.23
The notes to the consolidated financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries
Consolidated balance sheets

(US$ million, except share information)	Notes	2005	2004
Year ended December 31			Restated
Assets
Invested assets
Held-to-maturity securities:
Fixed maturities	8	793.6	850.4
Available-for-sale securities:
Fixed maturities	8	4,169.8	4,834.8
Equity securities	8	362.6	399.4
Other investments		253.1	279.2
Short-term investments		35.1	117.3
Total investments		5,614.2	6,481.1
Funds Withheld Asset	8	1,020.1	1,305.1

Total invested assets		6,634.3	7,786.2

Other assets
Cash and cash equivalents		647.3	680.9
Premiums receivable		1,059.3	1,832.2
Reserves for unearned premiums, retro		37.8	55.2
Reinsurance assets:
Underwriting reserves	12	805.1	937.9
Insurance and reinsurance balances receivable		37.6	139.3
Funds held by reinsureds		1,817.4	1,737.7
Deposit assets		183.4	170.4
Deferred policy acquisition costs		304.3	482.7
Deferred income taxes	14	1.0	6.2
Other assets	9	298.4	358.6

Total assets		11,825.9	14,187.3

Liabilities and shareholders’ equity
Liabilities
Reinsurance liabilities
Unpaid losses and loss expenses	10	7,568.9	8,908.3
Future life benefits, gross	12	405.6	407.1
Insurance and reinsurance balances payable		226.3	583.5
Reserves for unearned premiums, gross	12	610.8	1,247.7
Other reinsurance liabilities		127.8	70.8
Funds held under reinsurance contracts		332.9	194.8
Deposit liabilities		300.6	356.5
Deferred income taxes	14	8.1	8.2
Accrued expenses and other liabilities		200.3	284.5
Debt	13	391.2	391.1

Total liabilities		10,172.5	12,452.5

Shareholders’ equity
Common stock CHF 5 nominal value, 146,689,462 and 146,689,462 shares issued, respectively (146,473,231 and 146,272,886 shares outstanding, respectively)	17	554.9	554.9
Additional paid-in capital		1,354.2	1,360.5
Treasury stock (216,231 and 416,576 shares, respectively)		-1.5	-7.7
Unearned stock compensation	16	-3.5	-7.5
Total accumulated other comprehensive income:
Minimum pension liabilities, net of taxes	15	-4.9	-7.7
Net unrealized gains on investments, net of taxes	8	42.7	105.2
Cumulative translation adjustments, net of taxes	6	96.9	191.2

Total accumulated other comprehensive income		134.7	288.7

Retained deficit		-385.4	-454.1

Total shareholders’ equity		1,653.4	1,734.8

Total liabilities and shareholders’ equity		11,825.9	14,187.3

The notes to the consolidated financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries
Consolidated statements of cash flows

(US$ million)	2005	2004	2003
Year ended December 31		Restated	Restated
Cash flows from operating activities

Net income (loss)	68.7	-582.5	177.9

Adjustments for
Net realized capital (gains) losses on investments	-25.5	-46.5	-18.4
Amortization of premium/discount	50.7	59.1	43.9
Depreciation and amortization	39.6	34.2	30.5
(Reduction) increase of valuation allowance	-17.1	473.7	—
Impairment of goodwill	—	94.0	—

Total adjustments	47.7	614.5	56.0

Changes in operational assets and liabilities
Premiums receivable	567.3	-106.7	-438.6
Reserves for unearned premiums, retro	13.1	54.1	-67.0
Reinsurance assets	200.2	129.6	136.4
Funds held by reinsureds	-180.2	-332.9	-305.1
Funds Withheld Asset	197.5	283.8	230.6
Deferred policy acquisition costs	149.3	-80.8	-90.6
Unpaid losses and loss expenses	-1,053.3	716.6	585.0
Future life benefits, gross	-4.9	41.2	131.4
Insurance and reinsurance balances payable	-104.8	378.9	280.9
Reserves for unearned premiums, gross	-596.3	-224.4	213.3
Other reinsurance liabilities	50.2	-94.3	-65.6
Funds held under reinsurance contracts	161.8	-5.0	67.3
Income taxes, net	32.7	-240.1	35.6

Net changes in all other operational assets and liabilities	51.1	-193.3	-30.3

Total changes in operational assets and liabilities	-516.3	326.7	683.3

Cash (used in) provided by operating activities	-399.9	358.7	917.2

Cash flows from investing activities
Purchases of fixed maturities held-to-maturity	-4.7	-228.2	-192.4
Proceeds from sales and maturities of fixed maturities	4,301.4	4,116.0	3,813.4
Purchases of fixed maturities available-for-sale	-4,063.6	-4,420.2	-5,054.0
Cash flows from investing activities (fixed maturities)	233.1	-532.4	-1,433.0
Proceeds from sales of equity securities	186.7	983.1	94.3
Purchases of equity securities	-125.8	-537.5	-244.3
Cash flows from investing activities (equity securities)	60.9	445.6	-150.0
Net (increase) decrease in short-term investments	73.4	-55.3	277.2
Proceeds from sales of other assets	52.8	82.3	47.4
Purchases of other assets	-43.4	-144.0	-42.7
Net (increase) decrease in deposit assets	-13.0	-111.6	-13.1
Cash flows from investing activities (other)	69.8	-228.6	268.8
Net cash provided by (used in) investing activities	363.8	-315.4	-1,314.2

Cash flows from financing activities
Net purchases of common shares	-1.5	-6.0	-17.3
Dividends to shareholders	—	-47.8	-29.9
Proceeds from Rights Offering	—	428.4	—
Rights Offering issuance costs	—	-25.1	—
Net (decrease) increase in deposit liabilities	-35.3	-1.7	300.1
Net cash (used in) provided by financing activities	-36.8	347.8	252.9
Effect of exchange rate changes on cash and cash equivalents	39.3	9.0	23.7
Change in cash and cash equivalents	-33.6	400.1	-120.4
Cash and cash equivalents as of January 1	680.9	280.8	401.2
Cash and cash equivalents as of December 31	647.3	680.9	280.8
The notes to the consolidated financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries
Consolidated statements of changes in shareholders’ equity
(US$ million)

					Accumulated
		Additional		Unearned	other	Retained	Total
	Common	paid-in	Treasury	stock	comprehensive	(deficit)/	shareholders’
	stock	capital	stock	compensation	income	earnings	equity
Balance, December 31, 2002 (Restated)	253.0	1,260.8	-3.3	-10.0	58.9	35.8	1,595.2
Net income	—	—	—	—	—	177.9	177.9
Change in minimum pension liability, net of taxes	—	—	—	—	-1.2	—	-1.2
Change in net unrealized gains (losses) on investments, net of taxes	—	—	—	—	148.6	—	148.6
Translation adjustments	—	—	—	—	48.1	—	48.1
Dividends to shareholders	—	—	—	—	—	-29.9	-29.9
Transfer to general legal reserve	—	3.7	—	—	—	-3.7	—
Purchases of common shares	—	—	-17.3	—	—	—	-17.3
Releases of common shares from treasury	—	-14.0	10.6	—	—	—	-3.4
Net amortization of stock compensation	—	6.1	—	3.9		—	10.0
Balance, December 31, 2003 (Restated)	253.0	1,256.6	-10.0	-6.1	254.4	180.1	1,928.0
Net loss	—	—	—	—	—	-582.5	-582.5
Change in minimum pension liability, net of taxes	—	—	—	—	-6.5	—	-6.5
Change in net unrealized gains (losses) on investments, net of taxes	—	—	—	—	-40.6	—	-40.6
Translation adjustments	—	—	—	—	81.4	—	81.4
Dividends to shareholders	—	—	—	—	—	-47.8	-47.8
Transfer to general legal reserve	—	3.9	—	—	—	-3.9	—
Purchases of common shares	—	—	-6.0	—	—	—	-6.0
Releases of common shares from treasury	—	-8.2	8.3	—	—	—	0.1
Net amortization of stock compensation	—	11.0	—	-1.4	—	—	9.6
Increase in capital due to rights offering	428.4	—	—	—	—	—	428.4
Decrease of nominal value	-126.5	126.5	—	—	—	—	—
Rights offering issuance costs	—	-29.3	—	—	—	—	-29.3
Balance, December 31, 2004 (Restated)	554.9	1,360.5	-7.7	-7.5	288.7	-454.1	1,734.8
Net income	—	—	—	—	—	68.7	68.7
Change in minimum pension liability, net of taxes	—	—	—	—	2.8	—	2.8
Change in net unrealized gains (losses) on investments, net of taxes	—	—	—	—	-62.5	—	-62.5
Translation adjustments	—	—	—	—	-94.3	—	-94.3
Purchases of common shares	—	—	-1.5	—	—	—	-1.5
Releases of common shares from treasury	—	-7.7	7.7	—	—	—	—
Net amortization of stock compensation	—	1.4		4.0	—	—	5.4
Balance, December 31, 2005	554.9	1,354.2	-1.5	-3.5	134.7	-385.4	1,653.4
The notes to the consolidated financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements
Schedule of segment data
(US$ million)

	Standard Property & Casualty Reinsurance			Specialty Lines			Total Non-life consolidated
Year ended December 31	2005	2004	2003	2005	2004	2003	2005	2004	2003
		Restated	Restated		Restated	Restated		Restated	Restated
Gross premiums written	803.1	1,509.1	1,438.6	833.1	1,655.3	1,325.0	1,636.2	3,164.4	2,763.6
Less ceded premiums written	-64.1	-131.6	-138.7	-95.4	-90.0	-206.0	-159.5	-221.6	-344.7
Net premiums written	739.0	1,377.5	1,299.9	737.7	1,565.3	1,119.0	1,476.7	2,942.8	2,418.9
Net change in unearned premiums	141.8	14.8	-14.7	321.5	-177.7	-80.9	463.3	-162.9	-95.6
Net premiums earned	880.8	1,392.3	1,285.2	1,059.2	1,387.6	1,038.1	1,940.0	2,779.9	2,323.3
Total investment results	122.0	113.9	80.1	142.9	147.5	103.8	264.9	261.4	183.9
Revenues	1,002.8	1,506.2	1,365.3	1,202.1	1,535.1	1,141.9	2,204.9	3,041.3	2,507.2

Losses, loss expenses and life benefits	-729.6	-1,002.9	-838.8	-772.5	-1,154.7	-713.0	-1,502.1	-2,157.6	-1,551.8
Acquisition costs	-181.3	-353.3	-266.4	-263.8	-328.1	-227.9	-445.1	-681.4	-494.3
Other operating and administration expenses	-45.2	-58.5	-50.3	-56.3	-59.6	-41.4	-101.5	-118.1	-91.7
Benefits, losses and expenses	-956.1	-1,414.7	-1,155.5	-1,092.6	-1,542.4	-982.3	-2,048.7	-2,957.1	-2,137.8

Segment income (loss)	46.7	91.5	209.8	109.5	-7.3	159.6	156.2	84.2	369.4
Other (loss) income
Interest expense
Impairment of goodwill
Amortization of other intangible assets
Restructuring costs
Income (loss) before taxes
Income tax expense
Net income (loss)

As of December 31

Reinsurance assets - underwriting reserves	265.7	201.1	264.6	323.5	312.7	238.7	589.2	513.8	503.3

Losses and loss expenses, gross	2,441.7	2,881.4	2,378.9	3,371.7	3,193.8	2,525.5	5,813.4	6,075.2	4,904.4

Future life benefits, gross	—	—	—	—	—	—	—	—	—

Ratios
Loss ratio
(Losses divided by net premiums earned)	82.8%	72.0%	65.3%	72.9%	83.2%	68.7%	77.4%	77.6%	66.8%
Acquisition costs ratio (Acquisition costs divided by net premiums earned)	20.6%	25.4%	20.7%	24.9%	23.6%	22.0%	22.9%	24.5%	21.3%
Administration expense ratio (Other operating and administration expenses divided by net premiums written)	6.1%	4.2%	3.9%	7.6%	3.8%	3.7%	6.9%	4.0%	3.8%
Combined ratio (Sum of the loss, acquisition costs and administration expense ratios)	109.5%	101.6%	89.9%	105.4%	110.6%	94.4%	107.2%	106.1%	91.9%

*	US$ 20.5 million has been expensed related to the costs associated with global restructurings, of which US$ 5.1 million were attributable to the Standard Property & Casualty Reinsurance segment, US$ 5.5 million were attributable to the Specialty Lines segment, US$ 1.5 million were attributable to the Life & Health Reinsurance segment and US$ 8.4 were attributable to the Run-Off segment.

**	Run - Off is comprised of business formerly reported in all three of the ongoing business segments. Segment data for all years is presented in line with the new reporting segments.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements

Life & Health Reinsurance			Total ongoing business			Run-off**			Corporate Center			Total consolidated
2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2003
	Restated	Restated		Restated	Restated		Restated	Restated		Restated	Restated		Restated	Restated
318.8	327.9	280.7	1,955.0	3,492.3	3,044.3	39.3	486.4	1,256.1	—	—	—	1,994.3	3,978.7	4,300.4
-12.4	-14.7	-26.2	-171.9	-236.3	-370.9	-6.7	-16.3	-6.8	—	—	—	-178.6	-252.6	-377.7
306.4	313.2	254.5	1,783.1	3,256.0	2,673.4	32.6	470.1	1,249.3	—	—	—	1,815.7	3,726.1	3,922.7
8.4	5.5	6.3	471.7	-157.4	-89.3	95.8	313.5	-65.6	—	—	—	567.5	156.1	-154.9
314.8	318.7	260.8	2,254.8	3,098.6	2,584.1	128.4	783.6	1,183.7	—	—	—	2,383.2	3,882.2	3,767.8
29.2	20.9	14.7	294.1	282.3	198.6	56.3	76.9	54.2	—	—	—	350.4	359.2	252.8
344.0	339.6	275.5	2,548.9	3,380.9	2,782.7	184.7	860.5	1,237.9	—	—	—	2,733.6	4,241.4	4,020.6
-218.0	-237.3	-280.0	-1,720.1	-2,394.9	-1,831.8	-55.8	-947.6	-928.3	—	—	—	-1,775.9	-3,342.5	-2,760.1
-92.3	-72.5	-52.4	-537.4	-753.9	-546.7	-38.2	-158.5	-285.3	—	—	—	-575.6	-912.4	-832.0
-16.1	-13.1	-12.2	-117.6	-131.2	-103.9	-43.1	-50.4	-64.3	-50.1	-38.2	-34.3	-210.8	-219.8	-202.5
-326.4	-322.9	-344.6	-2,375.1	-3,280.0	-2,482.4	-137.1	-1,156.5	-1,277.9	-50.1	-38.2	-34.3	-2,562.3	-4,474.7	-3,794.6
17.6	16.7	-69.1	173.8	100.9	300.3	47.6	-296.0	-40.0	-50.1	-38.2	-34.3	171.3	-233.3	226.0
												-13.4	-8.2	17.5
												-31.6	-33.1	-31.0
												—	-94.0	—
												-21.5	-9.9	-1.8
											*	-20.5	-2.7	—
												84.3	-381.2	210.7
												-15.6	-201.3	-32.8
												68.7	-582.5	177.9

61.5	39.4	87.7	650.7	553.2	591.0	154.4	384.7	503.1	—	—	—	805.1	937.9	1,094.1

291.4	272.3	248.5	6,104.8	6,347.5	5,152.9	1,464.1	2,560.8	2,726.8	—	—	—	7,568.9	8,908.3	7,879.7
405.6	407.1	344.3	405.6	407.1	344.3	—	—	—	—	—	—	405.6	407.1	344.3

29.3%	22.7%	20.1%
5.3%	4.2%	4.8%

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
1. Organization and nature of operations
Converium Holding AG and subsidiaries (“Converium”) is an international reinsurer whose business operations are recognized for innovation, professionalism and service. Converium believes it is accepted as a professional reinsurer for all major lines of non-life and life reinsurance in Europe, Asia, the Middle East and Latin America. Converium actively seek to create innovative and efficient reinsurance solutions to complement its target clients’ business plans and needs. Converium focuses on core underwriting skills and on developing close client relationships while honoring Converium’s and its clients’ relationships with intermediaries.
Converium offers a broad range of non-life and life reinsurance products. In non-life reinsurance, its lines of business include General Third Party Liability, Motor, Personal Accident (assumed from non-life insurers), Property, Agribusiness, Aviation & Space, Credit & Surety, Engineering, Marine & Energy, Professional Liability and other Special Liability and Workers’ Compensation. In Life & Health Reinsurance, its lines of business include Life and Disability reinsurance, including quota share, surplus coverage and financing contracts and Accident & Health.
Converium was formed through the restructuring and integration of substantially all of the third party assumed reinsurance business of Zurich Financial Services (“ZFS”) through a series of transactions (the “Transactions”). On December 1, 2001, Converium entered into a Master Agreement with ZFS (the “Master Agreement”), which set forth the terms of the separation from ZFS. In December 2001, ZFS sold 87.5% of its interest in Converium through an initial public offering (the “IPO”), which represented the legal separation (the “Separation Date”) from ZFS. ZFS’s remaining 12.5% interest in Converium was sold in January 2002.
Subsequent to the initial public offering, Converium has operated as an independent company. However, under the Master Agreement, Converium has several ongoing business relationships with ZFS. These include the Quota Share Retrocession Agreement, the Catastrophe Agreement, aggregate excess of loss reinsurance coverage for losses from the Unicover Pool and September 11th terrorist attacks, as well as certain operating relationships (see Notes 12 and 18).
Due to the reserving actions and subsequent lowering of Converium’s ratings during 2004, it placed its US operations into run-off, which resulted in the discontinuation of writing reinsurance from offices located in North America. Converium, however, offers reinsurance for attractive US originated business to a limited number of select accounts. This business will be underwritten and managed through Converium AG, Zurich. Converium is seeking to commute the liabilities of Converium Reinsurance (North America) Inc. (“CRNA”) wherever appropriate.
2. Summary of significant accounting policies
Converium’s financial statements have been prepared on the basis of accounting principles generally accepted in the United States (“US GAAP”) and comply with Swiss law.
(a) Basis of preparation
Converium’s financial statements present the financial condition as of December 31, 2005 and 2004 and the related statements of income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2005.
The financial statements include all companies which Converium, directly or indirectly controls (more than 50% of voting rights). Special purpose entities, irrespective of their legal structure, are consolidated in instances where Converium has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Investments in associated companies (investments of between 20% and 50% in a company’s voting rights) and joint ventures are accounted for by using the equity method with Converium recording its share of the associated company’s net income and shareholders’ equity.
Reclassifications
Certain reclassifications have been made to prior year financial information to conform to the current year presentation.
Segment presentation
Following changes in certain executive management responsibilities, during 2005 the Company changed the reporting segments under which certain business units are reported in order to reflect these changes in responsibilities. Segment data for all years is presented in line with the new reporting segments.
In the first quarter of 2005, Converium formally adopted a change to the reporting line of the management of its North American operations. This change was introduced to reflect the placement of CRNA into orderly run-off and management’s desire to monitor this business on a stand-alone basis. Therefore, Converium’s business is now organized around three ongoing operating segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
on global lines of business, in addition to a Run-Off segment. The Run-Off segment includes all business; both life and non-life, originating from CRNA and Converium Insurance (North America) Inc. (“CINA”), excluding the US originated aviation business. In addition to the four segments’ financial results, the Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee and other corporate functions as well as expenses not allocated to the operating segments. In addition to reporting segment results individually, management also aggregates results for Standard Property & Casualty Reinsurance and Specialty Lines, into ongoing non-life business, as management considers this aggregation meaningful in understanding the performance of Converium. This measure excludes the non-life business contained within the Run-Off segment in line with management’s desire to monitor this segment on a stand-alone basis. The aggregation of the Life & Health Reinsurance segment with the ongoing non-life business is referred to as total ongoing business.
(b) Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Therefore, actual results could differ from those estimates.
The most significant estimates include those used in determining reserves for non-life loss and loss adjustment expenses, premium accruals and deferred policy acquisition costs, reinsurance recoverables, impairments, income taxes and commitments and contingencies.
(c) Foreign currency translation and transactions
Foreign currency translation: In view of the international nature of Converium’s business and the fact that a significant part of its business transacted in US dollars the financial statements are reported in US dollars. Other functional currencies include the Euro, the UK pound, the Swiss franc and the Japanese yen. Assets and liabilities of all of Converium’s branches and subsidiaries expressed in currencies other than US dollars are translated at the end of period exchange rates, whereas statements of income and cash flows are translated at average exchange rates for the period. Translation differences on functional currencies are recorded directly in shareholders’ equity as cumulative translation adjustments, net of any related deferred taxes, if applicable.
Foreign currency transactions: Outstanding balances in foreign currencies arising from foreign currency transactions other than the functional currencies are translated at end of period exchange rates. Revenues and expenses are translated using the exchange rate at the date of the transaction or a weighted average rate. The resulting exchange differences are recorded in the statements of income.
(d) Non-life reinsurance
Premiums: Premiums from short-duration insurance and reinsurance contracts are recorded as written and are earned primarily on a pro rata basis over the term of the related insurance or reinsurance coverage. However, for those contracts for which the period of risk differs significantly from the contract period, premiums are earned over the period of risk in proportion to the amount of insurance or reinsurance protection provided. The unearned premium reserve represents the portion of the premiums written relating to the unexpired terms of coverage. Such reserves are computed by pro rata methods based on statistical data or reports received from ceding companies.
In a typical reporting period, Converium generally earns a portion of the premiums written during that period together with premiums that were written during earlier periods. Likewise, some part of Converium’s premiums written will not be earned until future periods. Converium allocates premiums written but not yet earned to an unearned premium reserve, which represents a liability on Converium’s balance sheet. As time passes, the unearned premium reserve is gradually reduced and the corresponding amount is released through the income statement as premiums earned. Premiums are typically earned on a pro rata basis over the period that the coverage is in effect. Converium’s premium earned and written estimates are regularly reviewed and enhanced as information is reported to Converium by its clients and it is able to refine its estimates and assumptions. Converium’s estimation procedures are also affected by the timeliness and comprehensiveness of the information its clients provide to us. Consideration received for a retroactive reinsurance contract is recognized as premiums earned at the inception of the contract.
Deferred policy acquisition costs: Acquisition costs, principally representing commissions and brokerage expenses, premium taxes and other underwriting expenses, net of allowances from retrocessionaires, which vary with and are directly related to the production of new business, are deferred and amortized over the period in which the related written premiums are earned.
Losses: Losses and loss expenses are charged to expenses as incurred. Unpaid losses and loss expenses represent the accumulation of estimates for ultimate losses based on reports and individual case estimates received from ceding companies. An amount is included for losses and loss expenses incurred but not reported (the “IBNR”) on the basis of past experience of Converium and its ceding companies. Converium does not discount its loss reserves, other than for settled claims with fixed payment terms.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
The methods of determining such loss and loss expense estimates and establishing the resulting reserves are continually reviewed and updated and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Resulting adjustments are reflected as current expense in the period in which they become known. Since the reserves are based on estimates, the ultimate settlement may vary from the amount provided.
Deferred charges reinsurance assumed: The excess of the estimated ultimate claims payable over the premiums received with respect to retroactive property and casualty reinsurance contracts is established as a deferred charge which is subsequently amortized over the expected claim payment period. The timing and amount of expected future losses are re-estimated periodically. Deferred charge balances are adjusted accordingly on a retrospective basis via a cumulative adjustment with the net effect included in the amortization expense in the period of change, which is reflected in losses and loss adjustment expenses. Deferred charge balances are included in other assets in the balance sheet.
(e) Life reinsurance
Recognition of reinsurance revenue and related expenses: Premiums from short-duration life reinsurance contracts are recognized as revenue over the remaining contract period in proportion to the amount of reinsurance protection provided. Premiums from long-duration life reinsurance contracts are recognized as revenue in a manner consistent with the underlying reinsured contracts. Benefits and commissions are provided against such revenue to recognize profits over the estimated life of the reinsurance contract.
Deferred policy acquisition costs: Acquisition and commission costs incurred in acquiring new business are deferred. Deferred policy acquisition costs are amortized over the expected life of the contracts as a constant percentage of expected premiums. Expected premiums are estimated at the effective date of the contract and are consistently applied throughout the life of the contract unless a premium deficiency occurs. Deferred policy acquisition costs are subject to recoverability testing at the time of contract issue and at the end of each accounting period.
Future life benefits reserves and contract deposits: Liabilities for future life benefit reserves and contract deposits are estimated on bases consistent with those used for the original policies issued and with the terms of the reinsurance contracts.
(f) Retrocessions
Converium cedes reinsurance to retrocessionaires in the normal course of business. The cost of short-duration retrocessional contracts is amortized over the remaining contract period in proportion to the amount of reinsurance protection provided consistent with the underlying assumed contracts. The cost of long-duration retrocessional contracts is amortized over the estimated remaining life of the underlying assumed contracts. The difference, if any, between the amounts paid for the retrocessional contract and the amount of the liability for contract benefits relating to the underlying reinsured contracts is part of the estimated cost to be amortized. Reinsurance is recorded gross in the balance sheet. Reinsurance assets include the balances due from retrocessionaires for paid and unpaid losses and loss expenses, ceded unearned premiums and ceded future life benefits. Amounts recoverable from retrocessionaires are estimated in a manner consistent with the liabilities associated with the reinsured contract.
As part of our risk management process we regularly evaluate the recoverability of our reinsurance assets taking into account all public domain information including the current rating of our retrocessionaires. Converium establishes an allowance for potentially uncollectible reinsurance recoverables from retrocessionaires. Converium immediately charges operations for any recoverable balances that are deemed to be uncollectible. Collateral and other offsets are considered in determining the size of the allowance or expense.
(g) Deposit accounting transactions
Reinsurance contracts are assessed to determine if underwriting risk, defined as the reasonable possibility of a significant variation in the amount of payments and the reasonable possibility that the reinsurer will realize a significant loss and timing risk, defined as the reasonable possibility of a significant variation in the timing of cash flows, is transferred by the ceding company. In the event that a transaction does not meet the risk transfer requirements promulgated by SFAS 113, the transaction will be accounted for in accordance with AICPA Statement of Position 98-7, “Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk” (“SOP 98-7”). SOP 98-7 applies to proposed assumed and ceded reinsurance transactions that fail risk transfer. SOP 98-7 applies to proposed assumed and ceded reinsurance transactions that fail risk transfer because there is (1) underwriting risk and timing risk but the underwriting risk is not significant or (2) significant underwriting risk but timing risk is not significant, or (3) underwriting risk and timing risk but not significant underwriting and timing risk. A deposit asset or liability is recognized based on the consideration paid or received less any explicitly identified fees to be retained by the ceding or assuming company. Deposits for contracts that transfer only significant underwriting risk are subsequently measured based on the unexpired portion of coverage until a loss is incurred, after which the present value of expected future cash flows under the contract is also accrued. Changes in the deposit amount are recorded in the statement of income as a loss or loss expense. Deposits for contracts that transfer only timing risk, or deposits for contracts that transfer neither significant timing nor underwriting risk, are accounted for using the interest method. Future cash flows are estimated

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
to calculate the effective yield and revenue and expense are recorded as interest income or expense. The effect of contracts with indeterminate risk is not included in the determination of net income until sufficient information becomes available to reasonably estimate the impact. Most of the finite transactions also include a non-refundable fee (reinsurer’s margin) which is retained by the reinsurer irrespective of the experience on the contract. This fee is recognized as other income/(expense) over the coverage period of the policy and is not recorded as a deposit asset/liability.
(h) Invested assets
The majority of Converium’s fixed maturities and equity securities are classified as available-for-sale; these investments are carried at fair value. Fixed maturities for which Converium has the intent and ability to hold to maturity are classified as held-to-maturity. Held-to-maturity securities are carried at amortized cost, if purchased, or carrying value, if transferred from the available-for-sale category to the held-to-maturity category. The difference between the fair value and amortized cost at the date of transfer of such securities is amortized over the life of the respective securities. The carrying value of transferred securities is the fair value at the date of transfer less amortized net unrealized gains. Fixed maturities and equity securities, which Converium buys with the intention to resell in the near term, are classified as trading and are carried at fair value.
Investments in which the Company has significant influence over the operating and financial policies of the investee are accounted for under the equity method of accounting. Under this method, the Company records its proportionate share of income or loss from such investments in its results for the period. Any decline in value of equity method investments considered by management to be other than temporary is charged to income in the period in which it is determined.
Unrealized gains or losses on investments carried at fair value, except those designated as trading, are recorded in other comprehensive income, net of deferred income taxes. Unrealized gains or losses on investments designated as trading are recognized in current period income.
When declines in values of securities below cost or amortized cost are considered to be other than temporary, an impairment charge is recorded as a realized capital loss in the statement of income for the difference between cost or amortized cost and estimated fair value. See “Other than temporary impairments” below.
Realized gain or loss on disposals is based on the difference between the proceeds received and the cost or amortized cost of the investment using the specific identification method. The amortization of premium and accretion of discount on investments in fixed maturities is computed using the effective interest method and is recorded in current period income. Dividends on equity securities are recorded as revenue on the ex-dividend date, the date that the dividends become payable to the holders of record.
Real estate held for investment, which is included in the balance sheet under the caption, “Other investments”, is recorded at depreciated cost and is depreciated on a straight-line basis over 30 years. The gain or loss on disposal is based on the difference between the proceeds received and the carrying value of the investment.
Certain partnerships in which Converium has an interest are engaged exclusively in making investments in direct private equity, private equity funds and hedge funds. In the partnerships, these investments are carried at fair value as determined by the fund manager, with changes in fair value being recorded as other income or loss. Investments in hedge funds are recorded at fair value with changes in net asset value flowing through other comprehensive income as a separate component in shareholders’ equity.
Short-term and other investments are recorded at cost which approximates fair value. Short-term investments are those with a maturity of greater than three months but less than one year from date of purchase.
The Funds Withheld Asset is carried at the principal balance plus accrued interest. See Notes 8 and 18 for further description.
(i) Other than temporary impairments
The Company reviews the fair value of its investment portfolio on a periodic basis to identify declines in fair value below the cost or amortized cost that are other than temporary. This review involves consideration of several factors including (i) the time period during which there has been a significant decline in fair value below cost, (ii) an analysis of the liquidity, business prospects and overall financial condition of the issuer, (iii) the significance of the decline, and (iv) for those securities below cost as a result of interest rate rises, the Company’s intent and ability to hold the investment for a sufficient period of time for the value to recover. Where the Company concludes that declines in fair values are other than temporary, the cost of the security is written down to fair value and the previously unrealized loss is therefore realized in the period such determination is made.
With respect to securities where the decline in value is determined to be temporary and the securities value is not written down, a subsequent decision may be made to sell that security and realize a loss. Subsequent decisions on security sales are made within the context of overall risk monitoring, changing information, market conditions generally and assessing value relative to other comparable securities.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
Converium considers “Other than temporary declines” as declines in value of the security that (i) exceed 20% over a period of six months, that (ii) exceed 50% regardless of the period of decline or (iii) any declines in value of equity securities over a period of more than twelve months. The same policy applies to fixed maturities securities when the decline in value is attributable to the deteriorating credit-worthiness of the issuer. At management’s judgment, we impair additional securities based on prevailing market conditions by considering various factors such as the financial condition of the issuer, the market value and the expected future cash flows of the security.
(j) Derivative instruments
Derivative financial instruments include swaps, futures, forwards and option contracts, which all derive their value from underlying interest or foreign exchange rates, commodity values or equity prices. Derivatives are subject to various risks similar to those related to the underlying financial instruments, including market, credit and liquidity risk.
Derivative instruments are recognized on the balance sheet at fair value with fair values based on quoted market prices or pricing models using current market rates. The recognition of changes in the fair value of a derivative depends on its intended use. Derivatives and other financial instruments are used to hedge exposures or modify exposures to interest rate and foreign currency risks. Changes in the fair value of derivatives used in hedging activities are, depending on the nature of the hedge, either recognized in earnings together with the change in fair value of the hedged item attributable to the risk being hedged, or recognized in other comprehensive income until the hedged item affects earnings. For all hedging activities, the ineffective portion of a derivative’s change in fair value is immediately recognized through earnings. Derivatives not used in hedging activities are adjusted to fair value through earnings.
Embedded derivatives in insurance contracts and investment contracts are separated from their host contracts and accounted for as derivative instruments under SFAS No.133, “Accounting for Derivative Instruments and Hedging Activities”.
Converium utilizes foreign exchange swaps as part of its overall currency risk management. The objective is to manage the liquidity situation of Converium’s entities in various currencies. There were no foreign exchange swaps outstanding at December 31, 2005, 2004 and 2003.
(k) Obligation to repurchase securities
Sales of securities under agreements to repurchase are accounted for as collateralized transactions and are recorded at their contracted repurchase amount plus accrued interest. Converium minimizes the credit risk that counterparties to transactions might be unable to fulfill their contractual obligations by monitoring customer credit exposure and collateral value and generally requiring additional collateral to be deposited with Converium when deemed necessary.
(l) Cash and cash equivalents
Cash amounts represent cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments with original maturities of three months or less.
(m) Fixed assets
Fixed assets, which are included in the balance sheet under the caption “Other assets”, are carried at cost less accumulated depreciation and any necessary write-downs for impairment. The costs of fixed assets are depreciated principally on a straight-line basis over the following estimated useful economic lives: furniture and fixtures five to ten years; computer equipment and software three to five years. Maintenance and repair costs are charged to income as incurred; costs incurred for major improvements are capitalized and depreciated. Gains and losses on disposal of fixed assets are based upon their carrying amount.
(n) Goodwill and other intangible assets
Goodwill and other intangible assets with an indefinite life are no longer amortized with effect from January 1, 2002, in accordance with SFAS 142. The Company continues to review the carrying value of goodwill related to all of its investments for any impairment at least annually. If it is determined that an impairment exists, the Company adjusts the carrying value of goodwill to fair value. The impairment charge is recorded in the period in which it is determined.
Identifiable intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. The Company evaluates both the expected useful life and the recoverability of its intangible assets whenever changes in circumstances warrant. If it is determined that an impairment exists, the excess of the unamortized balance over the fair value of the intangible asset will be charged to income at that time. If it has been determined that the estimated useful life of the intangible asset has changed the remaining unamortized balance of the intangible asset will be amortized on a straight-line basis over the newly determined expected useful life of the asset. See Note 9 for further information on goodwill and other intangible assets.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
(o) Recognition and measurement of long-lived assets
Converium periodically reviews its long-lived assets to determine potential impairment. If the recoverable amount is less than the carrying amount of the asset, an impairment loss is recognized. The recoverable amount is measured using the sum of the asset’s undiscounted estimated future cash flows expected to arise from the use of the asset and from its disposal at the end of its useful life. The impairment loss is measured as the difference between the carrying amount of the asset and its fair value. Fair value is defined as the market price less cost of disposal. If the market price is not available, fair value is estimated based on the present value of future cash flows.
(p) Income taxes
Taxes on income are accrued in the same period as the revenues and expenses to which they relate. Deferred income taxes are provided for all temporary differences that are based on the difference between financial statement carrying amounts and the income tax bases of assets and liabilities, tax effected using the enacted local income tax rates. The income tax basis of an asset or liability is calculated in accordance with the rules for determining taxable income established by the local taxation authorities. For a particular asset or liability, this may result in a deferred tax asset in one country but a deferred tax liability in another. In addition, a deferred tax asset is established for net operating loss carryforwards.
As required under SFAS No.109, “Accounting for Income Taxes” (“SFAS No.109”) Converium is required to assess if it is more likely than not that some or all of the net deferred tax assets will not be realized. A valuation allowance is recorded to reduce net deferred tax assets to the amount that is expected to be realized. Historical losses are considered among other factors in making this assessment. As a result of significant historical losses, a full valuation allowance was established against Converium AG’s and CRNA’s net deferred tax assets to reflect the continued net loss position of the companies. Converium AG may offset future taxable income against the existing net operating losses carried forward, resulting in no tax expense on such income until such time as the net operating losses are utilized or expire or the valuation allowance is released.
The Company does not affirmatively apply the exception to the recognition of deferred taxes under Accounting Principles Board Opinions No.23 (APB23), Accounting for Income Taxes–Special Areas and therefore is required under SFAS No.109 to provide for taxes on the undistributed earnings of its foreign subsidiaries and foreign corporate joint ventures. However, due to various factors including, no positive undistributed earnings in any foreign subsidiaries or joint ventures and the availability of the participation exemption, no provision for taxes is made on earnings of the foreign subsidiaries and joint ventures.
Converium is subject to income taxes in Switzerland and various foreign jurisdictions. Significant judgment is required in determining the Company’s worldwide provision for income taxes and recording the related assets and liabilities. In the ordinary course of the Company’s business, there are many transactions and calculations where the ultimate tax determination is uncertain. Accruals for tax contingencies are provided, if necessary, in accordance with the requirements of SFAS No.5, “Accounting for Contingencies” (“SFAS No.5”).
(q) Employee benefits
Converium provides employee retirement benefits under principally two types of arrangements: defined benefit plans providing specified benefits and defined contribution plans. The assets of these plans are principally held separately from Converium’s general assets in trustee-administered funds.
Defined benefit plan obligations and contributions are determined periodically by qualified actuaries using the projected unit credit method. Converium’s expense related to defined benefit plans is accrued over the employees’ service periods based upon the actuarially determined cost for the period. Actuarial gains and losses are normally spread over the average remaining service lives of employees. Contributions to defined contribution pension plans are charged to income as they become due.
Converium recognizes the expense related to incentive plans over the relevant performance period. With regard to share-based compensation, Converium uses the fair-value-based method of accounting. Expense recorded for share-based compensation takes into account the exercise price as of the grant date in determining the fair value of the shares or options to be awarded.
(r) Restructuring costs
Restructuring costs relating to employee service termination are measured initially at the communication date based on the fair value of the liability as of the termination date. Converium recognizes the liability ratably over the future service period of employees. Restructuring costs associated with changing the provisions of an existing lease are recognized and measured at fair value in the period in which the liability occurs.
(s) Contingencies
Management follows the requirements of SFAS No.5. This Statement requires management to evaluate each contingent matter separately. A loss is recorded if probable and reasonably estimable. Management establishes reserves for these contingencies at its “best estimate”, or, if no one number within the range of possible losses is more probable than any other, the Company records an estimated reserve at the low end of the range of losses.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
(t) New accounting pronouncements
The following new standards have been or will be required to be adopted by Converium in the future:
SFAS 123 (revised 2004), “Share-Based Payment”
In December 2004, the FASB issued SFAS No.123 (revised 2004), “Share-Based Payment”. This Statement is a revision of SFAS No.123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. For public entities, this Statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. As Converium has already adopted the standards of SFAS No.123, this Statement is not expected to have a material impact on the financial condition or results of operations.
FASB Interpretation No (“FIN”). 47, “Accounting for Conditional Asset Retirement Obligations”
In March 2005, the FASB issued FIN 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”) which clarifies the term conditional asset retirement obligation as used in FASB Statement No.143, Accounting for Asset Retirement Obligations. FIN 47 will result in (a) more consistent recognition of liabilities relating to asset retirement obligations, (b) more information about expected future cash outflows associated with those obligations, and (c) more information about investments in long-lived assets because additional asset retirement costs will be recognized as part of the carrying amounts of the assets. FIN 47 is effective for the fiscal years ending after December 15, 2005 but is not expected to have a material impact on the Company’s financial condition or results of operations.
FASB Staff Position (“FSP”) FIN 46(R)-5, “Implicit Variable Interests Under FASB Interpretation No. 46(R)”
In March 2005, the FASB issued FSP FIN 46(R)-5, “Implicit Variable Interests Under FASB Interpretation No.46(R)”, which requires an enterprise to consider whether it holds an implicit variable interest in a Variable Interest Entity (“VIE”) and what effect this may have on the calculation of expected losses and residual returns of the VIE and the determination of which party, if any, is considered the primary beneficiary of the VIE. This statement was adopted for the first quarterly reporting period beginning after March 3, 2005 and did not have a material impact on the Company’s financial condition or results of operations.
SFAS 154, “Accounting Changes and Error Corrections”
In May 2005, the FASB issued SFAS No.154, “Accounting Changes and Error Corrections”, which replaces APB Opinion No.20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principles and changes the requirements for accounting for, and reporting of, a change in accounting principle. This Statement will be effective for fiscal years beginning after December 15, 2005.
EITF Issue No.04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights”
In June 2005, the FASB reached final consensus on EITF Issue No.04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights”. The EITF reached a consensus that a sole general partner is presumed to control a limited partnership (or similar entity) and should consolidate the limited partnership unless (1) the limited partners possess substantive kick-out rights or (2) the limited partners possess substantive participating rights similar to the rights described in EITF Issue No.96-16, “Investor’s Accounting for an Investee When the Investor has a majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights”. This issue was effective for all new and modified agreements, upon the FASB’s ratification in June 2005. For pre-existing agreements that are not modified, the consensus is effective as of the beginning of the first fiscal reporting period beginning after December 15, 2005. This issue is not expected to have a material impact on the Company’s financial condition or results of operations.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
FASB Staff Position (“FSP”) APB 18-1,“Accounting by an Investor for Its Proportionate Share of Accumulated Other Comprehensive Income of an Investee Accounted for under the Equity Method In Accordance With APB Opinion No.18 upon a Loss of Significant Influence”
In July 2005, the FASB issued FSP APB 18-1,“Accounting by an Investor for Its Proportionate Share of Accumulated Other Comprehensive Income of an Investee Accounted for under the Equity Method In Accordance With APB Opinion No. 18 upon a Loss of Significant Influence”, to provide guidance on how an investor should account for its proportionate share of an investee’s equity adjustments for other comprehensive income (“OCI”) upon a loss of significant influence. The FASB believes that an investor’s proportionate share of an investee’s equity adjustments for OCI should be offset against the carrying value of the investments at the time significant influence is lost. To the extent that the offset results in a carrying value of the investment that is less than zero, an investor should (a) reduce the carrying value of the investment to zero and (b) record the remaining balance in income. FSP APB 18-1 became effective during the fourth quarter of 2005 and did not have a material impact on the Company’s financial condition or results of operations.
FASB Staff Position (“FSP”) FAS 123(R)-1, “Classification and Measurement of Freestanding Financial Instruments Originally Issued in Exchange for Employee Services under FASB Statement No. 123(R)”
In August 2005, the FASB issued FSP FAS 123(R)-1, “Classification and Measurement of Freestanding Financial Instruments Originally Issued in Exchange for Employee Services under FASB Statement No.123(R)”, to defer the requirement of FAS 123(R) that a freestanding financial instrument originally subject to FAS 123(R) becomes subject to the recognition and measurement requirements of other applicable GAAP when the rights conveyed by the instrument are no longer dependent on the holder being an employee of the entity. This FSP notes that these instruments should continue to be subject to the recognition and measurement provisions of FAS 123(R) throughout the life of the instrument, unless their terms are modified when the holder is no longer an employee. Following modification, recognition and measurement should be determined through reference to other applicable GAAP. FSP FAS 123(R)-1 became effective during the fourth quarter of 2005 and did not have a material impact on the Company’s financial condition or results of operations.
FASB Staff Position (“FSP”) FAS 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”
In November 2005, the FASB issued FSP FAS 115-1,“The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” to finalize the guidance which was initially provided in EITF 03-1, on (1) when an investment is considered impaired, (2) whether that impairment is “other-than-temporary”, (3) how to measure the impairment loss, and (4) disclosures related to impaired securities. Because of concerns about the application of EITF 03-1’s guidance that described whether an impairment is other-than-temporary, the FASB deferred the effective date of that portion of EITF 03-1’s guidance. This FSP now officially nullifies EITF 03-1’s guidance on determining whether an impairment is other-than-temporary, and effectively retains the previous guidance in this area. The FSP generally carries forward EITF 03-1’s guidance for determining when an investment is impaired, how to measure the impairment loss, and what disclosures should be made regarding impaired securities. The guidance is applicable as of January 1, 2006 and is not expected to have a material impact on the Company’s financial condition or results of operations.
FASB Staff Position (“FSP”) FAS 123R-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards”
In November 2005, the FASB issued FSP FAS 123R-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards”, to provide a practical transition election related to accounting for the tax effects of share-based payment awards to employees. This FSP stated that either the method outlined previously in FAS 123(R) or the “Short-Cut Method” outlined in the FSP, should be followed to calculate the historical pool of windfall tax benefits upon adoption of FAS 123R. The Short-Cut Method could be used to calculate the beginning balance of the APIC pool related to employee stock options. This FSP is effective as of November 10, 2005 and the Company must decide on whether to make the one-time accounting policy election to calculate the historical pool of windfall tax benefits available using the “short-cut” method as discussed in the FSP or the “long-form” method as outlined in FAS 123R, prior to January 1, 2007. This guidance is not expected to have a material impact on the Company’s financial condition or results of operations.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
3. Restatement of previously issued financial statements
Background to the restatement: internal review
Ongoing investigations of the insurance and reinsurance industry and non-traditional insurance and reinsurance products are being conducted by U.S. and international regulators and governmental authorities, including the U.S. Securities and Exchange Commission and the New York Attorney General.
In view of the industry investigations and the events relating to MBIA Inc. (“MBIA”), Converium engaged independent outside counsel to assist it in a review and analysis of certain of its reinsurance transactions, including the MBIA transaction. The internal review, which was overseen by the Audit Committee, addressed issues arising from the ongoing governmental inquiries and Converium’s own decision to review certain additional items. The internal review involved the assessment of numerous assumed and ceded transactions including structured/finite risk and other reinsurance transactions and encompassed all business units of Converium, a review of hundreds of thousands of e-mails, attachments to e-mails and other documents and interviews of all current members of the Global Executive Committee and the Board of Directors, as well as certain former members of senior management and other employees of Converium. The Audit Committee believes that the scope and process of the internal review has been sufficient to determine whether Converium’s assumed and ceded transactions were improperly accounted for as reinsurance, rather than as deposits. After discussing the findings of Converium’s extensive internal review with independent outside counsel, the Audit Committee determined that the accounting corrections below were appropriate and authorized the Restatement of Converium’s financial statements as of and for the years ended December 31, 2004 through 1998, the effects of which are included in these financial statements for the years ended December 31, 2004 and 2003 and as of December 31, 2004. As part of this process, the Audit Committee has involved its independent group auditors, PricewaterhouseCoopers Ltd. Previously issued financial statements for any of the above periods should no longer be relied upon. The 2004 and 2003 amounts, including footnotes, have been adjusted to reflect the Restatement.
Restatement overview
As a result of the internal review, Converium concluded that the accounting for a number of reinsurance transactions needed to be corrected and that its financial statements and selected financial and other data should be restated. The Restatement of reinsurance contracts relates primarily to the US GAAP requirement that in order to qualify for reinsurance accounting treatment, reinsurance agreements transfer significant risk, as required by SFAS 113, “Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts”. Cash flows under reinsurance contracts that transfer significant risk are recognized as premiums and losses. Reinsurance contracts that do not transfer significant risk are not reported as premiums and losses, but are instead accounted for using deposit accounting, with cash flows recognized as deposit assets or liabilities with associated other income or expense. Converium also restated its accounting for income taxes and certain other items.
The Restatement included a decrease to additional paid-in capital of US$ 70.1 million. This adjustment relates to the cumulative effect of all Restatement adjustments made to net income for the periods prior to December 31, 2001 as these adjustments reduced the net assets of the predecessor businesses of Converium as contributed in the Formation Transactions.
The effect of the Restatement on certain lines of the income statement and on shareholders’ equity for the years ended December 31, 2004 and 2003 is included in the table below.

Increase (decrease) for the years ended December 31
(US$ million)	2004	2003
Gross premiums written	137.8	76.5
Net premiums written	173.1	95.7
Net premiums earned	197.1	91.3
Income (loss) before taxes	41.4	-13.7
Income taxes	136.9	6.5

Net income (loss)	178.3	-7.2

Increase (decrease) as of December 31
(US$ million)

Shareholders’ equity	14.6	-155.3

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
The table below shows the impact of the above adjustments on basic (loss) earnings per share for the years ended December 31, 2004 and 2003.

(US$)	2004	2003
Basic (loss) earnings per share as previously reported	-12.00	2.33
Adjustments to basic earnings (loss) per share	2.81	-0.09
Basic (loss) earnings per share as restated	-9.19	2.24
4. Run-off of North American operations
Converium has ceased the writing of substantially all business generated by CRNA in North America and has decided to take the following additional steps with respect to its North American business:
•	CRNA has been placed into run-off and will seek to commute its liabilities wherever appropriate. In addition, CRNA has hired an experienced run-off professional as its President and CEO and has restructured its senior level staffing to function as an entity in run-off;

•	Converium implemented a fronting arrangement to enable it to continue to participate in the Global Aerospace Underwriting Managers Ltd. (“GAUM”) pool; GAUM pool business is recognized in ongoing business operations in the specialty segment and does not form part of the run-off segment.

•	CINA is now a limited writer, offering continuing coverage for only two discrete primary programs, one of which is mandated by state law. The plan is for CINA to maintain this status until such time as it becomes a wider accepted carrier for its clients; and

•	Converium will offer reinsurance for US originated business to select US based clients. This business will be underwritten and managed through Converium AG, Zurich.
The 2004 ratings downgrades, as well as Converium’s decision to place CRNA into run-off, triggered “special funding” clauses in CRNA’s and CINA’s reinsurance and insurance contracts. These clauses require CRNA and CINA to provide collateral for their payment obligations under those contracts. In addition, state insurance regulators may request that CRNA and CINA make special deposits in their states or provide collateral for contracts issued to residents of their states (see Note 23).
5. Restructuring costs
The reduction in overall business volume required organizational changes and an adjustment to Converium’s global cost base. Consequently, it notified certain of its employees that their employment would be terminated. In addition, as a result of the global restructuring, during 2005 Converium’s primary office space in New York, New York was vacated and consolidated in its Stamford, Connecticut office space. With regard to these cost-savings measures, Converium recorded restructuring costs of US$ 20.5 million for the year ended December 31, 2005. The remaining accrual reported for restructuring costs as of December 31, 2005 is US$ 1.7 million and relates to future payment on prior lease obligations.
6. Foreign currency translation and transactions
Table 6.1 summarizes the principal exchange rates, which have been used for translation purposes (US dollar per foreign currency unit). Net realized gains (losses) on foreign currency transactions, which are included in the “other (loss) income” line of the consolidated statements of income (loss), were US$ 0.4 million, US$ (5.8) million and US$ (1.8) million for the years ended December 31, 2005, 2004 and 2003, respectively.
Table 6.1

			Statements of income (loss)
	Balance sheets		and cash flows
Exchange rates against US$	2005	2004	2005	2004	2003
UK pound	1.7167	1.9199	1.8195	1.8324	1.6349
Euro	1.1795	1.3593	1.2446	1.2439	1.1317
100 Japanese yen	0.8472	0.9759	0.9099	0.9254	0.8637
Swiss franc	0.7587	0.8794	0.8038	0.8059	0.7441

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
7. Segment information
The primary measure of segment information, as reflected in the Schedule of Segment Data, is segment income (loss), defined as income (loss) before other (loss) income, interest expense, impairment of goodwill, amortization of other intangible assets, restructuring costs and income taxes.
Converium’s business is organized around three ongoing operating segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on global lines of business, in addition to a Run-Off segment. The Run-Off segment includes all business, both non-life and life, originating from CRNA and CINA excluding the US originated aviation business. The lines of business by ongoing operating segment are as follows:
Standard Property & Casualty Reinsurance: General Third Party Liability, Motor, Personal Accident (assumed from non-life insurers) and Property.
Specialty Lines: Agribusiness, Aviation & Space, Credit & Surety, Engineering, Marine & Energy, Professional Liability and other Special Liability and Workers’ Compensation.
Life & Health Reinsurance: Life & Disability and Accident & Health.
In addition to the four segments’ financial results, the Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee and other corporate functions as well as other expenses not allocated to the operating segments.
The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Converium accounts for inter-segment revenues and transfers as if the transactions were with third parties at current market prices.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
Table 7.1 below shows net premiums written by line of business.
Table 7.1
Net premiums written by line of business

(US$million)
Year ended December 31	2005	2004	2003
Standard Property & Casualty Reinsurance:
General Third Party Liability	146.7	379.2	323.4
Motor	188.4	437.4	356.1
Personal Accident (assumed from non-life insurers)	13.3	34.5	35.3
Property	390.6	526.4	585.1
Total Standard Property & Casualty Reinsurance	739.0	1,377.5	1,299.9
Specialty Lines:
Agribusiness	36.7	11.4	7.8
Aviation & Space	241.8	404.5	354.7
Credit & Surety	58.4	204.3	195.6
Engineering	65.5	112.2	139.9
Marine & Energy	64.0	82.5	83.2
Professional Liability and other Special Liability	282.8	436.5	301.9
Workers’ Compensation	-11.5	313.9	35.9
Total Specialty Lines	737.7	1,565.3	1,119.0
Total non-life reinsurance	1,476.7	2,942.8	2,418.9
Life & Health Reinsurance:
Life & Disability	235.2	234.9	172.8
Accident & Health	71.2	78.3	81.7
Total Life & Health Reinsurance	306.4	313.2	254.5
Run-Off	32.6	470.1	1,249.3
Total	1,815.7	3,726.1	3,922.7
Table 7.2 below shows gross premiums written by geographic area of ceding company. Gross premiums written reflect the markets where the business is originally produced.
Table 7.2
Gross premiums written by geographic area of ceding company

(US$million)
Year ended December 31	2005	2004	2003
United Kingdom*	481.0	1,160.8	1,188.0
Germany	395.0	389.6	286.9
France	86.1	158.2	160.4
Italy	107.1	162.3	131.2
Rest of Europe	251.4	379.8	338.9
Far East	132.1	238.5	266.4
Near and Middle East	103.1	124.3	134.3
North America	346.0	1,235.2	1,642.6
Latin America	92.5	130.0	151.7
Total	1,994.3	3,978.7	4,300.4

*	Premiums from the United Kingdom include business assumed through GAUM and Lloyd’s syndicates for such lines of business as Aviation & Space as well as Marine, where the exposures are worldwide in nature. Therefore, geographic location of the ceding company may not necessarily be indicative of the location of risk.
In 2005, two reinsurance intermediaries produced approximately 7.4% and 4.6% of Converium’s gross premiums written. The revenues from these reinsurance intermediaries were produced across all of the segments. The same two reinsurance intermediaries produced approximately 8.5% and 6.3% in 2004 and 11.0% and 7.4% in 2003, respectively, of Converium’s gross premiums written. No ceding company accounted for more than 10% of Converium’s revenues for any of the three years ended December 31, 2005.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
8. Invested assets and investment income
Table 8.1
Net investment income

(US$ million)
Year ended December 31	2005	2004	2003
Investment income:
Fixed maturities	221.3	198.3	120.4
Equity securities	5.9	14.8	12.1
Short-term investments and cash and cash equivalents	14.0	8.0	7.4
Real estate	8.4	9.4	11.5
Other	24.7	20.3	8.4
Funds Withheld Asset	62.6	75.1	85.6
Total investment income	336.9	325.9	245.4

Investment expenses	-9.8	-11.5	-8.0
Real estate expenses	-2.2	-1.7	-3.0
Net investment income	324.9	312.7	234.4

The Funds Withheld Asset (see Note 18) was US$ 1,020.1 million and US$ 1,305.1 million as of December 31, 2005 and 2004, respectively. Net investment income on the Funds Withheld Asset is based on a weighted average interest rate similar to that of a bond portfolio.
Table 8.2
Net realized capital gains (losses)

(US$ million)
Year ended December 31	2005	2004	2003
Fixed maturities:
Realized capital gains	18.9	23.9	46.1
Realized capital losses	-29.5	-18.2	-11.3
Equity securities:
Realized capital gains	45.3	61.2	9.1
Realized capital losses	-2.0	-10.0	-1.7
Write-down of impaired investments	-9.2	-6.2	-27.4
Other	2.0	-4.2	3.6
Net realized capital gains (losses)	25.5	46.5	18.4

In 2005, Converium’s net realized capital gains decreased by US$ 21.0 million to US$ 25.5 million, primarily resulting from lower realized capital gains on the sale of equity securities as well as realized losses in connection with the restructuring of the invested asset portfolio for Converium’s North American operations.
In 2004, Converium’s net realized capital gains increased by US$ 28.1 million to US$ 46.5 million, primarily resulting from sales of equity securities to adjust its asset allocation to reduce investment portfolio risk.
In 2003, realized capital gains on sales of fixed income investments in order to reduce the duration of Converium’s bond portfolio were mostly offset by realized losses and impairment charges. Converium created a portfolio of held-to-maturity government bonds totaling US$ 500.4 million (10.2% of the fixed maturities portfolio, excluding the Funds Withheld Asset), of which US$ 308.0 million were transferred from available-for-sale to held-to-maturity and US$ 192.4 million were directly invested from operational cash flow.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
Table 8.3
Unrealized investment gains (losses)
(included in other comprehensive income)

	Net change for the			Total as
(US$ million)	year ended December 31			of December 31
	2005	2004	2003	2005	2004
Fixed maturities held-to-maturity	-3.0	-4.3	14.1	6.8	9.8
Fixed maturities available-for-sale	-46.5	0.9	-8.0	-19.8	26.7
Equity securities available-for-sale	4.6	-24.2	148.1	74.9	70.3
Hedge funds and others	6.5	2.5	—	9.0	2.5
Less amounts of net unrealized investment gains (losses) attributable to:
Net deferred income taxes	-24.1	-15.3	-5.6	-28.2	-4.1
Foreign currency effect	—	—	50.3	—	—
Total	-62.5	-40.4	198.9	42.7	105.2
Table 8.4
Investments in fixed maturities
and equity securities

(US$ million)	Cost or		Gross		Gross		Estimated
As of December 31	amortized cost		unrealized gains		unrealized losses		fair value
	2005	2004	2005	2004	2005	2004	2005	2004
Held-to-maturity
Fixed maturities:
Transferred in:
US government	389.1	414.2	—	—	-16.7	-11.3	372.4	402.9
Other governments	13.1	15.3	0.7	0.5	—	—	13.8	15.8
Newly invested:
US government	169.1	170.1	—	0.9	-3.1	-0.2	166.0	170.8
Other governments	222.3	250.8	4.3	3.7	—	—	226.6	254.5
Total held-to-maturity	793.6	850.4	5.0	5.1	-19.8	-11.5	778.8	844.0
Available-for-sale
Fixed maturities:
US government	1,166.3	1,765.6	2.9	9.1	-21.5	-11.6	1,147.7	1,763.1
Other governments	1,566.6	1,769.3	14.6	15.7	-6.0	-2.0	1,575.2	1,783.0
Corporate and other debt securities	888.6	661.1	6.4	13.4	-9.5	-2.4	885.5	672.1
Mortgage and asset-backed securities	568.1	612.2	0.3	5.7	-7.0	-1.3	561.4	616.6
Total	4,189.6	4,808.2	24.2	43.9	-44.0	-17.3	4,169.8	4,834.8

Equity securities	287.7	328.9	76.0	73.0	-1.1	-2.5	362.6	399.4
Total available-for-sale	4,477.3	5,137.1	100.2	116.9	-45.1	-19.8	4,532.4	5,234.2

The following table presents the continuous periods during which investment positions were carried at an unrealized loss as of December 31, 2005:
Table 8.5
Maturities of unrealized investment losses on
fixed maturities and equity securities

(US$ million)		Gross unrealized losses
As of December 31, 2005				Total gross
	Estimated fair	Less than	Greater	unrealized
	value	one year	than one year	losses
Held-to-maturity
Fixed maturities	522.1	-19.5	-0.3	-19.8
Available-for-sale:
Fixed maturities	2,402.0	-27.7	-16.3	-44.0
Equity securities	15.2	-1.1	—	-1.1
Total available-for-sale	2,417.2	-28.8	-16.3	-45.1

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
The estimated fair values and carrying values of fixed maturities are shown by contractual maturity below. Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.
Table 8.6
Fixed maturity schedule by maturity

(US$ million)	Estimated fair value	% of total	Carrying value	% of total
As of December 31, 2005	Available-for-sale (AFS)	AFS	Held-to-maturity (HTM)	HTM
Less than one year	336.5	8.1	39.7	5.0
One year through five years	2,216.2	53.1	513.9	64.8
Five years through ten years	776.3	18.6	219.2	27.6
Over ten years	110.9	2.7	20.8	2.6
Subtotal	3,439.9	82.5	793.6	100.0
Mortgage and asset-backed securities	561.4	13.5	—	—
Unit trust bonds	168.5	4.0	—	—
Total	4,169.8	100.0	793.6	100.0

At December 31, 2005 and 2004, real estate held for investment of US$ 144.6 million and US$ 138.8 million, respectively, net of accumulated depreciation of US$ 9.7 million and US$ 9.5 million, respectively, consists primarily of investments in residential and commercial rental properties located in Switzerland, acquired in late 2001 from subsidiaries of ZFS. The fire insurance value of Converium’s real estate held for investment and fixed assets totaled US$ 184.2 million and US$ 237.5 million at December 31, 2005 and 2004, respectively.
There are no investments in any entity in excess of 10% of equity at December 31, 2005 and 2004, other than investments issued or guaranteed by the US or sovereign governments or their agencies. Cash and investments with a carrying value of US$ 255.2 million and US$ 282.1 million were deposited in trust or with regulatory authorities as of December 31, 2005 and 2004, respectively.
Converium utilizes foreign exchange swaps as part of its overall currency risk management. The objective is to manage the liquidity situation of Converium’s entities in various currencies. There were no foreign exchange swaps outstanding at December 31, 2005 or 2004.
9. Goodwill and other intangible assets
Goodwill was US$ 49.5 million and US$ 49.2 million at December 31, 2005 and 2004, respectively.
At December 31, 2005 and 2004, the carried value of goodwill associated with the 30.1% stake in GAUM was GBP 13.2 million (US$ 23.6 million) and GBP 13.1 million (US$ 25.2 million), respectively. Of the remaining balance of goodwill as of December 31, 2005 and December 31, 2004, US$ 20.0 million related to Converium AG’s 49.9% strategic investment in the Medical Defence Union Services Ltd (“MDUSL”) executed during 2000.
SFAS 142, “Goodwill and Other Intangible Assets’’, requires impairment testing of goodwill annually or more regularly if any event or change in business circumstances occurs which would indicate that the carrying value of goodwill may be impaired. SFAS 142 also requires that useful lives for other intangible assets other than goodwill be reassessed and the remaining amortization periods be adjusted accordingly. Goodwill and other intangible assets are included in the balance sheet under the caption “Other assets”.
In March 2003, upon receipt of all regulatory approvals, Converium finalized an agreement to acquire a 25% stake in GAUM, a leading international commercial and general aviation-underwriting agency, as a part of its strategy to strengthen its long-term position in the aviation and space line of business. Under the terms of the sale and purchase agreement, Converium paid an initial consideration of GBP 14.2 million (US$ 22.4 million) and is additionally obligated to pay deferred consideration associated with the underlying performance of GAUM’s in force business. In view of a capped limit on deferred consideration, the maximum amount payable by Converium for the 25% stake in GAUM is GBP 20.8 million (US$ 32.7 million).
In February 2004, Converium AG finalized a Sale and Purchase Agreement with Royal and Sun Alliance (“RSA”) to acquire a further 5.1% stake in GAUM, which increased its overall stake in GAUM to 30.1%.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
At December 31, 2005, the current carried value of goodwill associated with the 30.1% stake in GAUM is GBP 13.2 million (US$ 23.6 million). At December 31, 2004, the current carried value of goodwill associated with the 30.1% stake in GAUM was GBP 13.1 million (US$ 25.2 million). An annual goodwill impairment test was carried out at December 31, 2005 and at December 31, 2004, respectively in respect of the 30.1% investment in GAUM and no impairment was required in either year. Converium will reassess whether any impairment is warranted as and when there is a change in current business circumstances including whether the fronting arrangements with Munich Re and National Indemnity will be extended beyond the current ending date of September 30, 2006.
At December 31, 2005, the value of the amortizable other intangible asset was nil as compared to GBP 11.2 million (US$ 20.6 million) as of December 31, 2004. The intangible asset related to established customer relationships of GAUM and was initially intended to be amortized over a useful life of ten years.
In the light of the changing business circumstances in 2004 following an S&P ratings downgrade and subsequent fronting agreements with Munich Re and National Indemnity in order to sustain the aviation business from GAUM, Converium’s Management reassessed the remaining useful life of the intangible asset. In the fourth quarter of 2004 the remaining useful life was assessed to be less than one year, so that the intangible asset would be amortized through September 30, 2005, the date of cessation of the original fronting agreements. As a direct result of the change in the useful life of the intangible asset, the amortization charge of US$ 21.5 million for the year ended December 31, 2005 increased significantly as compared to the charge of US$ 9.9 million recognized for the same period of 2004.
During August 1997, ZFS acquired all the remaining equity interests in CRNA then not owned by ZFS. The acquisition of the minority interest in CRNA was accounted for as a purchase. Accordingly, the excess of the consideration paid in exchange for the minority interest over the fair value of the net assets attributable to the minority interest of US$ 94.0 million was recorded as goodwill.
Due to the reserving actions in 2004 in respect of prior year adverse development in the Specialty Lines segment’s business written in North America and a subsequent decision to take a full valuation allowance against the net deferred tax asset at CRNA, a goodwill impairment test was conducted to assess the fair value of the reporting unit. As a result of this assessment, an impairment charge of US$ 94.0 million was recorded as at June 30, 2004, representing all goodwill relating to CRNA. There were no other intangible assets recorded on the CRNA balance sheet; therefore there was no requirement to perform impairment testing on other intangible assets at CRNA as of June 30, 2004.
Upon application of SFAS No.142, Converium ceased amortizing goodwill in respect of MDUSL effective January 1, 2002. Converium has conducted its normal impairment test in respect of MDUSL in the fourth quarter of 2005. This business continues to perform in line with management’s expectations and accordingly no impairment was recognized for the year ended December 31, 2005 as a result of the MDUSL goodwill impairment test conducted as of December 31, 2005. No impairment charge was recognized for the 2004 year as a result of the MDUSL goodwill impairment review conducted at December 31, 2004.
See Notes 4 and 19 for additional information on GAUM and the Medical Defence Union (the “MDU”).

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
10. Losses and loss expenses
Significant delays occur in the notification of claims and a substantial measure of experience and judgment is involved in assessing outstanding liabilities, the ultimate cost of which cannot be known with certainty as of the balance sheet date. The reserve for losses and loss expenses is determined on the basis of information currently available; however, it is inherent to the nature of the business written that the ultimate liabilities may vary as a result of subsequent developments.

Reserves for losses and loss expense
(US$ million)	2005	2004	2003
As of January 1
Gross reserves for losses and loss expenses	8,908.3	7,879.7	6,876.9
Less reinsurance recoverable	-914.5	-1,041.3	-1,085.7
Net reserves for losses and loss expenses	7,993.8	6,838.4	5,791.2

Loss and loss expenses incurred[1]
Current year	1,922.3	2,881.9	2,736.1
Prior years	-186.1	350.2	-63.5
Total	1,736.2	3,232.1	2,672.6

Losses and loss expenses paid
Current year	451.0	541.4	437.1
Prior years	1,995.3	1,938.9	1,504.4
Total	2,446.3	2,480.3	1,941.5

Foreign currency translation effects	-475.8	403.6	316.1

As of December 31
Net reserves for losses and loss expenses	6,807.9	7,993.8	6,838.4
Reinsurance recoverable	761.0	914.5	1,041.3
Gross reserves for losses and loss expenses	7,568.9	8,908.3	7,879.7

[1]	The totals above include non-life accident and health reserves for losses and loss expenses that are reflected in the Life & Health Reinsurance segment. The loss and loss expenses incurred includes US$ 178.3 million, US$ 128.0 million and US$ 192.7 million of loss and loss expenses included in the Life & Health Reinsurance segment for the years ended December 31, 2005, 2004 and 2003, respectively.
Prior years’ favorable net loss and loss expenses incurred in 2005 in the amount of US$ 186.1 million were primarily driven by net favorable development of prior years’ loss reserves of US$ 75.5 million, the net commutation gains on the segment’s technical result in 2005 amounting to US$ 93.7 million and the reversal of reserves relating to adjustments of prior years’ premium accruals.
For the year ended December 31, 2005, we recorded net favorable development of prior years’ loss reserves in the amount of US$ 75.5 million. The development of prior years’ loss reserves for 2005 consisted of net favorable development of prior years’ loss reserves in the amount of US$ 30.7 million in the Standard Property & Casualty Reinsurance segment, comprised of net favorable development of prior years’ loss reserves in the Property line of business in the amount of US$ 73.3 million. Partially offsetting this was net adverse development of prior years’ loss reserves within the Motor and General Third Party Liability lines of business in the amount of US$ 25.0 million and US$ 23.4 million, respectively. The net favorable development of prior years’ loss reserves of US$ 55.3 million in the Specialty Lines segment primarily consisted of US$ 57.5 million of net favorable development of prior years’ loss reserves in the Aviation & Space line of business. The Run-Off segment experienced net adverse development of prior years’ loss reserves in the amount of US$ 10.5 million primarily within the Workers’ Compensation and Professional Liability and other Special Liability lines of business in the amounts of US$ 15.9 million and US$ 10.2 million, respectively. These adverse developments were partially offset by net favorable development of prior years’ loss reserves of US$ 20.8 million and US$ 11.6 million in the Property and Motor lines of business, respectively.
Prior years’ adverse net loss expenses incurred in 2004 in the amount of US$ 350.2 million were primarily driven by net adverse development of prior years’ loss reserves of US$ 579.2 million, the net commutation gains on the segment’s technical result in 2004 amounting to US$ 54.6 million, the reduction of reinsurance recoverables of US$ 12.0 million, which was partially offset by reversal of reserves relating to prior years premium accruals in the amount of US$ 186.4 million.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
In the Standard Property & Casualty Reinsurance segment, the net adverse development of prior years’ loss reserves of US$ 11.3 million primarily related to adverse development within the Motor line of business in the amount of US$ 78.7 million, which was partially offset by net favorable development of prior years’ loss reserves related to the Property line of business in the amount of US$ 77.8 million. In the Specialty Lines segment, the net adverse development of prior years’ loss reserves of US$ 61.5 million primarily related to adverse developments of the Professional Liability and other Special Liability and Engineering lines of business in the amounts of US$ 116.1 million and US$ 13.7 million, respectively. These adverse developments in the Specialty lines were partially offset by net favorable development of prior years’ loss reserves related to the Credit & Surety, Aviation & Space and Workers’ Compensation lines of business in the amounts US$ 30.2 million, US$ 24.6 million and US$ 16.4 million, respectively. In the Run-Off segment, the net adverse development of prior years’ loss reserves of US$ 506.4 million primarily related to adverse developments of the Professional Liability and other Special Liability, General Third Party Liability, Workers’ Compensation, Credit & Surety and Motor lines of business in the amounts of US$ 314.6 million, US$ 74.7 million, US$ 71.8 million, US$ 26.5 million and US$ 13.0 million, respectively.
During early 2004, Converium announced that reported losses from prior year US casualty business had exceeded expected loss emergence and that the volatility of longer-tail risks was likely to persist for some time. This adverse loss-reporting trend continued and accelerated into mid-2004 and prompted Converium to initiate additional reviews of its US business from an integrated underwriting, claims and actuarial perspective in order to examine the adequacy of prior years’ provisions. In addition, in order to obtain an external review of its overall reserve position, Converium commissioned the actuarial consulting firm Tillinghast-Towers Perrin to perform an independent actuarial review of its non-life loss and allocated loss expense reserves as of June 30, 2004 in respect of the Zurich and New York originated businesses. The outcome of these in-depth internal and external reviews resulted in a net adverse development of prior years’ loss reserves by US$ 579.2 million for the year ended December 31, 2004. This action was taken in response to the continued adverse loss emergence due to increased reporting activity from clients relating to US casualty business written from 1997 to 2001 as well as deterioration from European non-proportional motor business written in recent years. The increased claims reporting was attributable to both frequency and severity.
For the year ended December 31, 2003, Converium recorded net favorable development of prior years’ loss reserves of US$ 63.5 million. The development of prior years’ loss reserves for 2003 consisted of net favorable development of prior years’ loss reserves of US$ 94.7 million in the Standard Property & Casualty Reinsurance segment, primarily comprised of net favorable development of prior years’ loss reserves in the Property line of business in the amount of US$ 100.3 million, offset by adverse development in the Motor line of business in the amount of US$ 16.6 million. Net favorable development of prior years’ loss reserves of US$ 101.0 million in the Specialty Lines segment primarily related to net favorable development of prior years’ loss reserves within the Aviation & Space, Credit & Surety and Professional Liability and other Special Liability lines of business in the amounts of US$ 105.9 million, US$ 28.3 million and US$ 17.7 million, respectively and was partially offset by adverse development in the Workers’ Compensation line of business in the amount of US$ 49.3 million. In the Run-Off segment, Converium recorded net adverse development of prior years’ loss reserves of US$ 132.2 million. The reserve releases in 2003 were primarily from the 2002 underwriting year, while the US business written in 1997 to 2001 mostly saw continued strengthening.
The reserves for certain losses and loss expenses, such as those for settled claims with fixed payment terms, represent the present value estimates of the ultimate cost of all losses incurred but not paid through December 31 of each year. Where applicable, gross reserves of US$ 436.8 million and US$ 618.6 million have been discounted using an average interest rates of 3.5% in 2005 and 2004, respectively. This has reduced reserves by US$ 62.5 million and US$ 69.6 million as of December 31, 2005 and 2004, respectively. In addition, deferred charges relating to retrospective reinsurance and structured settlements totaling US$ 31.2 million and US$ 38.0 million as of December 31, 2005 and 2004, respectively, are included in other assets.
Impact of property catastrophe losses
For the year ended December 31, 2005, Converium’s large natural catastrophe losses (defined as those in excess of US$ 10 million) included: Winter Storm Erwin (US$ 32.5 million net), the Continental European Floods (US$ 24.8 million net) and Hurricane Rita (US$ 16.4 million net), Hurricane Katrina (US$ 44.6 million net) and Hurricane Wilma (US$ 46.5 million net). In 2004, Converium recorded large natural catastrophe losses for hurricanes in the US and the Caribbean, the Japanese typhoons and the tsunami in the Indian Ocean, with a total net impact of US$ 154.5 million and in 2003, for Typhoon Maemi (US$ 15.4 million) and the Algerian earthquake (US$ 10.6 million).
Commutations
In conjunction with the placement of CRNA into orderly run-off and the execution of its related commutation strategy, we commuted gross (net) loss reserves, primarily with North American cedents, in the amount of US$ 651.1 million (US$ 521.6 million) for the year ended December 31, 2005, resulting in a net commutation gain on the segment’s technical result of US$ 93.7 million. The total reduction of gross (net) loss reserves in the Run-off segment, after commutations and loss and loss expenses paid, was US$ 1,096.7 million (US$ 854.9 million) from US$ 2,560.8 million (US$2,176.1 million) in 2004 to US$ 1,464.1 million (US$ 1,321.2 million) in 2005.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
September 11th, 2001 terrorist attacks
The September 11th terrorist attacks in the United States represented one of the largest loss events in the insurance industry’s history. In 2001, Converium recorded gross losses and loss expenses of US$ 692.9 million arising out of the terrorist attacks. Net of retrocessional recoveries and the cap from ZFS, through its subsidiaries, its recorded losses and loss expenses were US$ 289.2 million. While the cap does not cover non-payment by the retrocessionaires of CRNA, its only retrocessionaire for this business is a unit of ZFS. This business is fully collateralized in the form of letters of credit. Therefore, Converium are not exposed to potential non-payments by retrocessionaires for these events in excess of the US$ 289.2 million cap, although Converium will be exposed to the risk of non-payment of ZFS’ units and Converium are exposed to credit risk from these subsidiaries of ZFS. In December 2004, a federal jury in New York concluded that the two planes that crashed into the World Trade Center during the attacks of September 11th, for insurance purposes, represented two separate attacks. This ruling increased its gross losses and loss expenses by US$ 8.7 million, but as its losses are capped at US$ 289.2 million by ZFS, as described above, this ruling did not have an effect on its net loss position. In 2005, 2004 and 2003, there was no additional development in net reserves for the September 11th terrorist attacks.
As of December 31, 2005, Converium recorded gross and net incurred losses and loss expenses related to the September 11th terrorist attacks as follows:
Segment

		Retrocessional
		reinsurance
(US$ million)	Gross losses	recoveries	Net losses
Standard Property & Casualty Reinsurance	160.1	111.3	48.8
Specialty Lines	297.8	127.6	170.2
Life & Health Reinsurance	25.5	13.5	12.0
Run-Off	76.5	18.3	58.2
Total	559.9	270.7	289.2
Included in the reinsurance recoveries above are US$ 39.4 million due from ZFS and subsidiaries.
Certain arrangements with ZFS, as described herein, provide protection against potential adverse loss development on the September 11th terrorist attacks for Converium AG, Converium Rückversicherung (Deutschland) AG and CRNA above the initial loss amounts recorded of US$ 289.2 million, net of retrocessional reinsurance recoveries.
Converium AG’s exposure under the Quota Share Retrocession Agreement (see Note 18) is limited for “Extraordinary Events”. The agreement limits Converium AG’s losses arising out of any “Extraordinary Event” to US$ 220.0 million and the parties have agreed that the September 11th terrorist attacks are an “Extraordinary Event” and that the US$ 220.0 million limit applies to losses arising out of the September 11th terrorist attacks. Because Zurich Insurance Company (“ZIC”) and Zurich International Bermuda Ltd (“ZIB”), wholly owned subsidiaries of ZFS, retain losses in excess of the limit, ZFS will be responsible for non-payment, if any, by the retrocessionaires with regard to losses arising out of the September 11th terrorist attacks in excess of the US$ 220.0 million limit.
ZIC will indemnify Converium Rückversicherung (Deutschland) AG for losses arising out of the September 11th terrorist attacks in excess of US$ 11.0 million, net of retrocessional reinsurance recoveries.
CRNA is covered under the ZIC 1997 Aggregate Excess of Loss Agreement for losses in excess of US$ 58.2 million. In addition, ZIC will indemnify CRNA against loss development in excess of the available limits under the ZIC 1997 Aggregate Excess of Loss Agreement. See Note 17 for further information.
Asbestos and environmental exposures
As of December 31, 2005 and 2004, Converium had reserves for environmental impairment liability and asbestos-related claims of US$ 49.2 million, respectively, for each year. Converium’s survival ratio (calculated as the ratio of reserves held, including IBNR, over claims paid over the average of the last three years) for asbestos and environmental reserves was 14.1 years at December 31, 2005 and 13.6 years at December 31, 2004.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
11. Guaranteed Minimum Death Benefit (GMDB)
Converium assumed certain retrocession liability with regard to Guaranteed Minimum Death Benefit (GMDB) features attached to variable annuity policies written in the United States. These treaties are all in run-off and cover in total 1.3 million policies that were issued mainly in the late 1990’s and that incorporate various benefit types originating from different primary insurers. Claims occur in the event of death if a policy is in-the-money, which means that the GMDB exceeds the account balance. Under these circumstances, the difference between the GMDB and the account balance or the GMDB and the cash surrender value becomes due, depending on the definition of the underlying reinsurance agreements.
The following types of Guaranteed Minimum Death Benefits are covered:
•	Return of premium: The GMDB is the amount of total deposits adjusted for partial withdrawals, if any.
•	Ratchet: After a given number of years, the GMDB is adjusted to the current account balance, if greater. Most common is a
1-year ratchet, meaning that the GMDB is adjusted annually on the policy’s anniversary date.
•	Rollup: The GMDB increases each year from the initial premium adjusted for later deposits and partial withdrawals by a fixed percentage. Rollup guarantees reinsured under Converium’s agreements grant an annual accumulation percentage between 3% and 7%. In many products, especially for higher rollup percentages, an upper limit applies (e.g. 200% of the paid policy-holder premium adjusted for later deposits and partial withdrawals).
•	Reset: After a given number of years, the GMDB is adjusted to the current account balance. This means that the GMDB can be reduced but often not below the paid-up premium (adjusted for later deposits and partial withdrawals).
•	Combinations of the above.
Guarantees that increase over the time are, for a majority of the assumed business, only applied up to a certain age (e.g. 85). For the majority of the portfolio, a maximum death benefit age exists and as a consequence, Converium will be off the risk afterwards.
Converium does not hold any contract holder funds. These assets remain with the originating ceding companies.
The GMDB liability is determined each period based on the information provided by Converium’s ceding companies. The current account value, the guaranteed death benefit and details of the covered benefit types are taken into consideration for the evaluation of the net amount at risk (NAR) and the expected future liability. The liability according to SOP 03-1 is estimated at the end of the reporting period.
For the evaluation of the liabilities, Converium uses an actuarial model that considers 1,000 stochastically generated investment performance scenarios. The mean performance assumed for equities is 9.6% and the mean performance for other investment types such as bonds and cash deposits varies between 4.8% and 5.7%. The corresponding volatility assumptions are 18.3% and 1.5% to 2.2%, respectively. The discount rate used in the model is stochastically generated in line with the other investment scenarios and takes into consideration the current yield level. It is assumed to be an average of 5.7% over the long run. The mortality assumption is 100% of the Annuity 2000 table. Lapse rates vary by duration and range from 6.5% to 20%. Partial withdrawals, either applied pro-rata or on a dollar-for-dollar basis according to the policy conditions, are also considered in the modeling. The corresponding parameter, reflecting the on-average withdrawn amount of the account value, varies by duration and is assumed to range from 2.4% to 7.5% per annum.
As of December 31, 2005, the following values were estimated as described above:
Table 11.1

(US$ million)					Gross
	Average		Account		SOP 03-1
Guarantee type	age	GMDB	value	NAR	reserve
Ratchet	66.3	1,813.5	1,581.9	285.4	23.3
Rollup	71.2	546.8	385.5	166.9	24.0
Rollup & ratchet	67.0	21.8	17.7	5.8	0.4
Return of premium	64.0	18.8	19.8	1.8	0.1
Reset	59.7	256.8	283.1	14.2	1.1
Reset & return of premium	61.4	114.6	122.7	4.1	0.3
Total	67.8	2,772.3	2,410.7	478.2	49.2

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
The table below shows the cash flow and claim reserves balances for the periods shown:
Table 11.2

(US$ million)
Year ended December 31	2005	2004	2003

Received reinsurance premium, net of commission and brokerage	3.3	5.1	4.5
Paid losses	12.1	13.3	20.4

As of December 31	2005	2004

Claim reserves (including case reserves and IBNR)	5.4	4.9
For the year ended December 31, 2005 and 2004 there were no additional reserving actions required for the GMDB book of business, while in 2003 Converium strengthened net reserves for this closed block of variable annuity business by US$ 55.5 million. As a result of the positive performance of the US stock markets, GMDB’s net amount at risk further decreased to US$ 478.2 million at December 31, 2005 from US$ 635.5 million at December 31, 2004.
Although Converium feels that its current carried reserves for its GMDB exposure are adequate, the Company will continue to monitor and review other reinsurance and financial product solutions to address the risks associated with this business.
12. Retrocessional reinsurance and catastrophe protection
Retrocessional reinsurance
Retrocessional reinsurance arrangements generally do not relieve Converium from its direct obligations to its reinsureds. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any retrocessionaire is unable or unwilling to meet the obligations assumed under the retrocessional agreements. At December 31, 2005 and 2004, Converium held US$ 470.6 million and US$ 300.9 million, respectively, in collateral as security under related retrocessional agreements in the form of deposits, securities and/or letters of credit. Converium is able to access outside capacity for both traditional and non-traditional coverage and therefore is not dependent upon any single retrocessional market.
As of December 31, 2005 recoverables, including insurance and reinsurance balances receivable, from subsidiaries of ZFS totaled US$ 85.7 million, or 5.2% of shareholders’ equity. There were no recoverables from any retrocessionaire that exceeded 10% of shareholders’ equity as at December 31, 2005 or 2004. Bad debt provisions of US$ 28.1 million have been recorded for estimated uncollectible premiums receivables and reinsurance recoverables at December 31, 2005, compared to US$ 30.6 million at December 31, 2004.
National Indemnity Cover
In order to provide additional comfort as regards to Converium’s reserve position, Converium acquired a retroactive stop-loss retrocession cover from National Indemnity Company, a Standard & Poor’s AAA-rated member of the Berkshire Hathaway group of insurance companies. The stop-loss provides an additional US$ 150.0 million of cover against potential adverse reserve development on the underwriting years 1987 through 2003 for Converium AG, CRNA and CINA. The cover of US$ 150.0 million attaches at US$ 100.0 million in excess of the ultimate third-party net non-life reserves; which are defined as non-life carried losses and allocated loss expense reserves as of June 30, 2004 plus the expected losses and allocated loss expenses emanating out of the unearned premium reserves as of June 30, 2004 of the portfolio subject to cover, carried by these legal entities for these underwriting years as of June 30, 2004 and therefore excludes inter-group reinsurance arrangements. The reinsurance charge for this retrocession is US$ 20.0 million and has been recorded in the income statement under the caption “Other (loss) income” in 2004. There are additional consideration features associated with this layer of coverage, which may result in additional consideration of up to US$ 60.0 million being paid in the event that the cover is fully utilized. No losses have been recorded as ceded to this layer of coverage as of December 31, 2005.
In addition, this contract has another layer of coverage of US$ 235.0 million for which a consideration of US$ 135.0 million has been paid. This layer attaches at US$ 235.0 million below the ultimate third-party net non-life reserves on the same underwriting years. The economics of this layer of coverage are such that the reinsurance risk transfer requirements of US GAAP are not met. Accordingly, this protection is accounted for under deposit accounting rules. Deposit asset accretion on this contract was US$ 4.1 million and US$ 2.0 million for the years ended December 31, 2005 and 2004, respectively.
The contract will commute automatically on July 1, 2009, provided there are no losses ceded to the second layer at that date. Converium is evaluating the impact on the attachment point of the Restatement of this contract.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
Master Retrocession Agreement
The Life & Health Reinsurance segment’s Master Retrocession Agreement for its financing contracts was terminated, resulting in a repayment of the non-amortized financing of US$ 36.9 million. The provisions for this termination led to a realization of a profit of US$ 3.4 million in 2004.
Table 12.1
Loss reserves and unearned premium

(US$ million)	Gross		Reinsurance assets		Net of reinsurance
Year ended December 31	2005	2004	2005	2004	2005	2004
Non-life loss reserves	7,568.9	8,908.3	761.0	914.5	6,807.9	7,993.8
Future life benefits	405.6	407.1	44.1	23.4	361.5	383.7
Total loss reserves	7,974.5	9,315.4	805.1	937.9	7,169.4	8,377.5
Unearned premiums	610.8	1,247.7	37.8	55.2	573.0	1,192.5
Gross and net premiums written decreased for the year ended December 31, 2005 over the same period in 2004 and 2003, primarily due to the reduction in overall business volume caused by the placement of CRNA into orderly run-off and the ratings downgrades, both of which occurred in 2004. In 2004, the reduction in gross and net premiums written was largely due to clients exercising their rights of special termination under various reinsurance contracts and adjustments of ultimate premium estimates.
For the year ended December 31, 2005, net premiums written in Standard Property & Casualty Reinsurance decreased by US$ 638.5 million, or 46.4%, Specialty Lines decreased by US$ 827.6 million, or 52.9% and net premiums written in the Life & Health Reinsurance segment decreased by US$ 6.8 million, or 2.2%. On a consolidated basis we ceded 9.0% and 6.4% of our gross premiums written for the years ended December 31, 2005 and 2004, respectively.
Net premiums earned for the year ended December 31, 2005 decreased at a slower rate than the corresponding net premiums written as premiums are still being earned from business written in prior underwriting years.
Table 12.2
Net premiums written and earned

(US$ million)	Net premiums written			Net premiums earned
For the years ended December 31	2005	2004	2003	2005	2004	2003
Direct premiums	529.1	490.9	561.4	561.6	574.1	325.9
Assumed premiums	1,465.2	3,487.8	3,739.0	2,013.5	3,617.1	3,737.6
Ceded premiums	-178.6	-252.6	-377.7	-191.9	-309.0	-295.7
Total	1,815.7	3,726.1	3,922.7	2,383.2	3,882.2	3,767.8
Table 12.3
Benefits, losses and expenses

(US$ million)
For the years ended December 31	2005	2004	2003
Losses, loss expenses and life benefits
Direct	-4.7	-205.6	-13.3
Assumed	1,885.8	3,695.9	2,905.4
Ceded	-105.2	-147.8	-132.0
Total	1,775.9	3,342.5	2,760.1

Acquisition costs
Direct	49.1	-12.7	7.0
Assumed	538.1	967.7	852.9
Ceded	-11.6	-42.6	-27.9
Total	575.6	912.4	832.0

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
Catastrophe protection
On June 15, 2004, Converium AG announced the successful private placement of US$ 100.0 million of floating rate notes issued by Helix 04 Limited (“Helix 04”), a Bermuda special purpose exempted company. By means of a counter-party contract with the issuer, the transaction provides Converium with fully collateralized second and subsequent event protection for North Atlantic hurricane, US earthquake, Japanese earthquake and European windstorm property catastrophe exposures. The notes are triggered only by second and subsequent events in any of the four peril regions during the five-year term of the transaction.
Payments from Helix 04 to Converium AG are based on modeled reinsurance losses on a notional portfolio. In a modeled loss contract, the covered party’s aggregate exposure to each geographical region and type of catastrophe, by line of business, is compared to industry-wide data in order to produce the covered party’s market share of particular loss events by line of business using commercially available natural catastrophe loss simulation modeling software. The software simulates a catastrophe, at various levels of severity, by generating certain probabilistic loss distributions, in order to calculate industry-wide losses and the corresponding losses for the covered party on a “ground-up basis”, by line of business. These losses are then compared to the modeled loss contracts to determine the amount of the covered party’s recovery in respect of such an event.
The Helix 04 contract is first triggered when notional losses reach US$ 150.0 million. The second trigger is hit when notional losses reach US$ 175.0 million. It then pays out according to a sliding scale of notional losses up to US$ 275.0 million. The amount of losses that must be incurred before coverage applies relates to the type of loss event, e.g. earthquake, hurricane or windstorm.
Converium estimates its gross loss for each of the recent hurricanes to be less than the Helix 04 activation threshold of US$ 150.0 million for each such event and therefore Converium will not file a trigger event request in respect of these losses.
The annual cost of Helix 04 to Converium was US$ 5.6 million. The annual charge to Converium is not impacted by the occurrence of a loss event that is protected by Helix 04, unlike the prior contract in respect of Trinom, where Converium was required to pay higher amounts for the remainder of the term of the contract. The Helix 04 counter-party contract is a risk mitigation non-exchange traded derivative which is not treated as reinsurance. The annual charge for Helix is reflected through other (loss) income. The cost of the counter-party contract is amortized over the term of the contract in a manner similar to reinsurance.
It should be noted that Converium has the right to reset the notional portfolio by notice on April 24, 2006. The reset effective date is June 30, 2006. The activation of the reset option and the selection of the revised notional portfolio within the expected loss limitation parameters may change the current accounting of the counterparty contract depending on the correlation of Converium’s actual portfolio compared to the selected notional portfolio under the reset option.
13. Debt
Converium Holdings (North America) Inc. (“CHNA”) assumed US$ 200.0 million principal amount of non-convertible, unsecured, unsubordinated Senior Notes (the “Senior Notes”) originally issued during October 1993. The Senior Notes mature in full on October 15, 2023 and bear interest at the rate of 7.125%, payable semiannually in arrears on April 15 and October 15. In 2005, the interest payments regarding the 7.125% non-convertible, unsecured, unsubordinated senior notes of CHNA were funded by Converium AG with regards to the coupon payments of April 15 and October 15, 2005, due to the dividend restrictions of CRNA.
In December 2002, Converium Finance S.A. issued US$ 200.0 million principal amount of non-convertible, unsecured, guaranteed subordinated notes (the “Guaranteed Subordinated Notes”). The Guaranteed Subordinated Notes are irrevocably and unconditionally guaranteed on a subordinated basis by each of Converium Holding AG and Converium AG. The Guaranteed Subordinated Notes mature in full on December 23, 2032 and bear interest at the rate of 8.25% paid quarterly in arrears on March 15, June 15, September 15 and December 15.
Debt issuance costs and discounts were US$ 8.8 million and US$ 9.1 million at December 31, 2005 and 2004, respectively. Such costs are being amortized over the term of the related debt.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
14. Income taxes
Table 14.1 below illustrates the current and deferred income tax expense (benefit) for Converium.
Table 14.1
Income tax expense (benefit)

(US$ million)
For the years ended December 31	2005	2004	2003
Current
Switzerland	-1.1	-1.8	5.4
Non-Switzerland	12.3	14.1	-46.1
Total current	11.2	12.3	-40.7
Deferred
Switzerland	0.1	-17.5	33.3
Non-Switzerland	4.3	206.5	40.2
Total deferred	4.4	189.0	73.5
Total income tax expense (benefit)	15.6	201.3	32.8
Table 14.2 below provides a summary of items accounting for the difference between the Swiss federal income tax expense (benefit) computed at the statutory rate and the provision for income taxes reported in the consolidated financial statements. The statutory tax rate reflects the Swiss income tax rate for Converium AG before any income allocation to its branches.
Table 14.2
Expected and actual income tax expense (benefit)

(US$ million)
Year ended December 31	2005	2004	2003
Income (loss) before tax	84.3	-381.2	210.7
Statutory average tax rate	21.4%	21.4%	21.4%
Expected income tax expense (benefit)	18.0	-81.5	45.1
Increase (reduction) in taxes resulting from:
Change in valuation allowance	-17.1	473.7	—
Foreign tax-rate differential	19.7	-216.7	-27.3
Accrued income taxes	—	—	38.0
Tax exempt realized gains (losses) from equity securities	-6.1	-3.3	1.8
Changes in applicable tax rate	—	1.2	3.9
Prior year adjustments	-4.2	-3.7	-0.8
Change in net operating loss	—	-6.0	-29.8
Impairment of goodwill	—	32.9	—
Hedge agreement	-6.1	-2.3	—
Reinsurance transactions	12.7	—	—
Other reconciling items	-1.3	7.0	1.9
Actual income tax expense	15.6	201.3	32.8
Effective tax rate	18.5%	-52.8%	15.6%
For the year ended December 31, 2005, Converium’s consolidated income tax expense of US$ 15.6 million is comprised of US$ 11.2 million of current income tax expense and US$ 4.4 million of deferred income tax expense. The current portion reflects the net tax paying position of some affiliates and the financial statement benefit recognized for net operating loss utilization. Due to the establishment of a full valuation allowance on the net deferred tax position for certain other affiliates, no deferred income tax expense has been reported for these entities.
Converium’s consolidated income tax expense for the year ended December 31, 2004 reflects an expense of US$ 473.7 million related to the establishment of a full valuation allowance against the net deferred tax balances previously carried at CRNA and Converium AG.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
As of December 31, 2005, Converium had total net operating losses carried forward of US$ 1,825.4 million available to offset future taxable income of certain branches and subsidiaries. Substantially all of these net operating losses carried forward relate to CRNA and Converium AG and expire in the years 2020 through 2025 and 2008 through 2011, respectively. The benefits of these carryforwards are dependent on the generation of taxable income in those jurisdictions in which they arose and accordingly, a valuation allowance has been provided where management has determined that it is more likely than not that the carryforwards will not be utilized.
For CRNA, the realization of the NOL carryforwards may be limited due to IRC Sec. 382. Under U.S. tax law, the utilization of the deferred tax asset related to the net operating loss carryforwards generated by CRNA, of approximately US$ 840.0 million, is subject to an annual limitation if there is a more than 50 percentage point change in shareholder ownership. As a result of Converium’s rights offering in 2004 and in combination with prior changes in ownership, the Company may have potentially triggered this limitation at the time of the rights offering. If the limitation was triggered at this time, the Company’s net operating loss carryforward generated by CRNA up to that point in time could potentially be subject to the limitation. The Company would have, however, additional net operating losses generated by CRNA after the rights offering that would not be subject to this limitation if there was no subsequent greater than 50 percentage point change in shareholder ownership. Management is currently reviewing the impact of the shares offering during 2004 along with the other changes in ownership to determine whether a limitation has been triggered. The finalization of this assessment could result in adjustments to current and deferred tax assets and liabilities; however, there will be no income statement impact as the Company has established a full valuation allowance against the net deferred tax balances previously recorded at CRNA.
Converium will continue to monitor its tax position and reassess the need for a full valuation allowance on its net deferred tax assets at each reporting period. Realization of the deferred tax asset related to net operating losses carried forward is dependent upon generating sufficient taxable income within specified future periods.
Converium’s deferred income tax assets and liabilities are reflected in table 14.3 below.
Table 14.3
Deferred income taxes

(US$ million)	2005	2004
Deferred income tax assets
Loss reserve discount	69.0	106.9
Other technical adjustments	25.2	32.9
Accruals not currently deductible	30.8	20.5
Partnership loss	2.5	2.6
Net operating loss carryforwards	513.7	490.0
Goodwill	4.9	8.1
Unrealized currency losses	33.1	21.4
Other	14.3	14.2
Total deferred income tax assets	693.5	696.6
Valuation allowance	-549.1	-534.1
Net deferred income tax assets	144.4	162.5
Deferred income tax liabilities
Loss and benefit reserves	36.2	25.5
Deferred policy acquisition costs	40.2	74.3
Unrealized appreciation of investments	35.1	21.9
Unrealized currency gains	10.7	—
Investments	8.8	10.2
Other technical adjustments	10.5	27.4
Other	10.0	5.2
Total deferred income tax liabilities	151.5	164.5
Net deferred income taxes as of December 31	-7.1	-2.0
Included in the change in valuation allowance as of December 31, 2005 is a decrease of US$ 18.9 million as a result of the fluctuation in foreign currency rates.
The current net income tax payable as of December 31, 2005 was US$ 18.2 million. The current net income tax payable as of December 31, 2004 was US$ 16.4 million as compared to a current net income tax receivable of US$ 44.1 million at December 31, 2003. In 2003, Converium filed a refund request for special estimated tax payments, covered under U.S. Internal Revenue Code Section 847, made for prior years. As a result of the claim, Converium reclassified approximately US$ 58.2 million from deferred tax assets into other assets.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
15. Employee benefits
Converium has established a number of benefit plans for its employees. Some employees belong to defined benefit plans and other employees participate in defined contribution plans, providing benefits equal solely to contributions paid plus investment returns.
Personnel costs incurred for 2005, 2004 and 2003 were US$ 120.5 million, US$ 131.1 million and US$ 123.9 million, respectively. The 2005 and 2004 amount includes costs related to the retention plans rolled out in September 2004 (see Note 16).
Defined benefit pension plans
Employees of certain of Converium’s entities are covered under various defined benefit pension plans. Eligibility for participation in these plans is either based on completion of a specified period of continuous service or date of hire. Benefits are generally based on the employees’ years of credited service and average compensation in the years preceding retirement. Annual funding requirements are determined based on actuarial cost methods. The transition obligation (asset) was fully amortized at the end of 2003.
The Pension Fund of Converium AG (the “Fund”) is a foundation whose objective is to insure the personnel of Converium AG against the economic consequences of retirement, disability and death as provided by the statutory provisions of the plan rules. The Fund is a pension fund providing mandatory insurance as required by Swiss Federal Law and is supervised by the Canton of Zurich. The Fund’s pension plan is a “defined contribution plan” in accordance with Swiss Federal Law, but it does not meet the definition of a defined contribution plan pursuant to SFAS No.87, “Employers’ Accounting for Pensions”, because of certain defined benefit elements required by Swiss Federal Law.
The overall goal of the plan is to maximize total investment returns to provide sufficient funding for present and anticipated future benefit obligations within the constraints of a prudent level of portfolio risk and diversification. Risk tolerance is established through careful consideration of plan liabilities, plan funded status and corporate financial condition. The investment portfolio contains primarily a diversified blend of equity and fixed income investments together with other asset classes including real estate which are used to enhance long term returns while improving portfolio diversification. Investment risk is measured and monitored on a regular basis.
The assumptions about long term rates of return on plan assets are based on the historical difference in performance between equities and government bonds. Historical markets are studied and long term historical relationships between equities and fixed income securities are observed, consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors such as inflation and interest rates are evaluated before long term capital market assumptions are determined. The long term portfolio return is established via a building block approach with proper consideration of diversification and rebalancing. Historical performance reviews are conducted as part of this process. See Table 15.6 for more information regarding the asset allocation mix in respect of the years ended December 31, 2005 and 2004.
The participants’ contributions to the Fund typically amount to between 7% and 11.5% of the coordinated annual salary (defined as base salary minus coordination amount of 30%) depending on the insured participant’s age and 7% of the annual incentive-based salary. By law, the employer’s contribution must at least equal the contribution of the participant. Converium AG’s contribution typically amounts to between 9% and 16% of the coordinated annual salary and 9% of the incentive-based salary. Converium AG’s contributions to the Fund amounted to CHF 6.3 million (US$ 5.1 million) in 2005 and CHF 8.1 million (US$ 6.5 million) in 2004.
Participants may purchase pension benefits at their own cost at any time within certain limits defined by the plan rules or pre-finance their pension benefits reductions in case of early retirement.
Converium uses a December 31 measurement date for all of its defined benefit plans.
The principal actuarial weighted average assumptions used to determine net periodic benefit cost for the years ended December 31, 2005, 2004 and 2003 are as follows:
Table 15.1
Weighted average

	2005	2004	2003
Discount rate	3.02%	3.46%	3.99%
Expected long-term rate of return on assets	5.50%	5.50%	6.00%
Future salary increases	2.00%	2.00%	2.00%
Future pension increases	0.65%	0.89%	0.90%

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
The amounts recognized in the balance sheet were as follows:
Table 15.2

(US$ million)	2005	2004	2003
Change in projected benefit obligation
Projected benefit obligation as of January 1	109.4	80.3	64.9
Service cost	7.3	7.4	7.6
Interest cost	3.1	3.2	2.6
Settlements/curtailments	-19.7	—	—
Actuarial losses (gains)	5.2	10.1	-3.8
Foreign currency translation effects	-14.0	9.3	8.8
Benefits paid	-2.3	-0.9	0.2
Projected benefit obligation as of December 31	89.0	109.4	80.3
Change in fair value of plan assets
Fair value of plan assets as of January 1	68.2	50.6	35.6
Actual return on plan assets	4.4	2.5	2.9
Employee contributions	2.6	3.1	2.6
Employer contributions	5.6	7.1	4.4
Settlements/curtailments	-13.8	—	—
Foreign currency translation effects	-9.2	5.8	4.9
Benefits paid	-2.3	-0.9	0.2
Fair value of plan assets as of December 31	55.5	68.2	50.6
Reconciliation of funded status
Funded status	-33.5	-41.2	-29.7
Unrecognized net actuarial losses (gains)	11.9	18.9	6.6
Unrecognized prior service cost	-0.9	-1.7	-1.7
Net amount recognized	-22.5	-24.0	-24.8
Amounts recognized in the consolidated balance sheets
Accrued benefit liability	-26.3	-31.7	-26.0
Accumulated other comprehensive income	3.8	7.7	1.2
Net amount recognized	-22.5	-24.0	-24.8
At December 31, 2005, 2004 and 2003 the accumulated benefit obligation with respect to all of the company’s defined benefit plans is US$ 82.4 million, US$ 100.7 million and US$ 75.1 million, respectively.
Service costs include participant contributions in the amounts of US$ 2.6 million US$ 3.1 million and US$ 2.6 million for the years ended December 31, 2005, 2004 and 2003, respectively. Settlements/curtailments relate to the corporate reorganization.
The net periodic benefit expense in the income statement consists of the following components:
Table 15.3
Net periodic benefit expense

(US$ million)
For the years ended December 31	2005	2004	2003
Service cost	7.3	7.4	7.6
Interest cost	3.1	3.2	2.6
Expected return on plan assets	-3.6	-3.1	-2.4
Employee contributions	-2.6	-3.1	-2.6
Amortization of transition obligation	—	—	0.6
Amortization of actuarial (gains) losses	0.7	—	0.4
Amortization of past service cost	-0.2	-0.2	-0.2
Loss on settlements/curtailments	2.2	—	—
Net periodic benefit expense	6.9	4.2	6.0

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
The movement in the accrued benefit liability was as follows:
Table 15.4
Accrued benefit liability

(US$ million)
Year ended December 31	2005	2004	2003
Balance at January 1	-31.7	-26.0	-21.1
Current year expense	-6.9	-4.2	-6.0
Contributions paid	5.6	7.1	4.4
Foreign currency translation effects	3.9	-2.1	-2.1
Change in minimum pension liabilities	2.8	-6.5	-1.2
Balance at December 31	-26.3	-31.7	-26.0
The expected future cash flows to be paid by Converium in respect of pension plans at December 31, 2005 was as follows:
Table 15.5
Expected future cash flows

(US$ million)
Employer contributions
2006 (estimate)	3.7
Expected future benefit payments
2006	2.4
2007	2.6
2008	2.7
2009	2.8
2010	3.0
2011-2015	16.4
The weighted average assets allocation of funded defined benefit plans at December 31, 2005 were as follows:
Table 15.6
Weighted average assets allocation of defined benefit plans

Year ended December 31	Long-term target	2005	2004
Debt securities	19%-33%	55%	50%
Equity securities	46%-70%	24%	31%
Real estate	14%-20%	17%	17%
Cash and other investments	0%- 8%	4%	2%
Total		100%	100%
Defined contribution plans
CRNA sponsors various qualified defined contribution plans. Substantially all employees of CRNA are eligible for participation in these plans. The plans provide for voluntary contributions by employees, which typically range from 1% to 25% of annual salaries, up to a calendar year maximum. Contributions by the employer are typically another 10% (matching or otherwise). In addition, various supplemental, non-qualified deferred compensation plans allow members of management to defer certain amounts of compensation and receive specified contributions. CRNA’s contributions under these plans amounted to US$ 0.1 million, US$ 2.5 million and US$ 2.5 million in 2005, 2004 and 2003, respectively.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
16. Share compensation and incentive plans
Converium has various incentive-and share-based compensation plans to attract, retain and motivate management and employees, to reward them for their contributions to Converium’s performance and to encourage employee share ownership.
(a) Cash-based incentive plans
Converium operates a short-term incentive program (“Annual Incentive Plan” or “AIP”) for executives, management and certain employees. Awards are made in cash based on the accomplishment of both organizational and individual performance objectives. The compensation expense incurred in 2005, 2004 and 2003 in connection with these plans was US$ 17.2 million, US$ 2.0 million and US$ 11.7 million, respectively.
Employee retention plan
In September 2004, Converium adopted a retention plan for certain of its key employees in order to ensure the successful continuation of business operations at Converium AG and Converium Rückversicherung (Deutschland) AG and the orderly run-off of its North American operations. The retention bonus is paid to the eligible employees in cash in two or three equal installments in amounts up to the equivalent of such employees’ base salary. The last installment became due on January 31, 2006. The cost of the program is US$ 28.8 million, which was expensed over the period from October 1, 2004 through December 31, 2005. For the year ended December 31, 2005 and 2004, US$ 13.1 million and US$ 15.7 million, respectively, have been expensed based on the terms of this plan. In addition, severance amounts of US$ 6.0 million will be required to be paid to certain CRNA employees in the event of a change of control or certain other events.
(b) Share-based incentive plans
Share-based compensation plans include all plans under which shares or options to purchase shares are awarded. The grant of shares and options to purchase shares in Converium Holding AG is at the discretion of the Remuneration Committee of the Board of Directors. The most significant of these plans are described below.
Employee Stock Purchase Plan
Converium adopted an Employee Stock Purchase Plan (the “ESPP”) on January 1, 2002. The ESPP has two offering periods beginning January 1 and July 1 of each year. Substantially all employees meeting specified service requirements are eligible to participate in the ESPP. Participants may contribute between 1% and 15% of base salary towards the purchase of Converium Holding AG shares, up to certain limits. Employees who enroll in the ESPP purchase Converium Holding AG shares at 85% of the lower of the stock’s fair market value on the first or last day of the offering period. Effective January 1, 2006, CRNA no longer participates in the ESPP.
Annual Incentive Share Plan
Certain executives receive a minimum of 25% of their Annual Incentive Plan in the form of Converium shares. All employees may elect to receive up to 50% of their AIP in Converium shares. If these AIP shares are held for a three-year period, employees receive an additional share award equal to 25% of their AIP shares. Effective for the year 2005, CRNA no longer participates in the AIP share plan.
Table 16.1 summarizes the status of Converium’s share plans for 2005, 2004 and 2003.
Table 16.1

	2005	2004	2003
Unvested shares at beginning of year	457,182	160,859	363,278
Shares granted	262,158	438,795	133,930
Shares vested	-220,109	-30,288	-311,587
Shares forfeited	-71,855	-112,185	-24,762
Unvested shares at end of year	427,376	457,181	160,859
Long-Term Incentive Plan (LTIP)
The LTIP is designed to align the interests of management closely with those of shareholders and to encourage share ownership. LTIP awards are made to senior employees and are awarded in a combination of 50% Converium shares and 50% options to purchase shares in Converium Holding AG. Shares vest ratably over three years. Options are issued with an exercise price equal to the market value of the shares or ADSs on the grant date. 25% of the options vest immediately on the grant date and 25% vest each year thereafter or upon retirement. The options expire 10.5 years after the date of grant.
Effective January 1, 2005, CRNA implemented an LTIP associated with the run-off of CRNA. CRNA’s LTIP is designed to retain and motivate senior executives and to reward them for maximizing shareholder value. In general, LTIP awards are payable in cash at the end of a 5-year performance period, January 1, 2005 through December 31, 2009, based on run-off company performance.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
Executive IPO option plan
In connection with the Transactions, Converium granted certain executives options to purchase shares in Converium Holding AG (the “Executive IPO Option Plan”). Under the Executive IPO Option Plan, 420,000 options to purchase shares in Converium Holding AG were awarded. The exercise prices were equal to the market value of the shares or ADSs on the grant date. Executive IPO Options are now fully vested and expire 10.5 years after the date of grant.
Table 16.2 summarizes the status of Converium’s outstanding stock options for 2005, 2004 and 2003.
Table 16.2

	2005		2004		2003
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Options	price	Options	price	Options	price
Outstanding at beginning of year	2,359,954	45.88	1,728,744	CHF 71.17	1,115,424	CHF 79.28
Granted	760,325	12.87	1,238,640	17.75	699,555	58.14
Exercised	-123,637	9.59	-39,806	68.64	-23,450	60.10
Forfeited	-388,850	14.59	-567,624	59.90	-62,785	74.31
Outstanding at end of year	2,607,792	14.95	2,359,954	45.88	1,728,744	71.17
Options exercisable at end of year	1,709,400	16.73	1,311,491	61.38	901,933	75.74
The fair value of options granted was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:
Table 16.3
Weighted average

	2005		2004		2003
Risk-free rate		2.20%		2.11%		1.51%
Expected life	3 years		3 years		3 years
Expected volatility		31.22%		31.74%		27.24%
Dividend yield		1.50%		2.00%		1.78%
Fair value of options granted	US$	3.13	US$	3.38	US$	7.43
Table 16.4 summarizes information about stock options outstanding at December 31, 2005:
Table 16.4

	Options outstanding			Options exercisable
		Weighted
Range of	Number	average remaining	Weighted average	Number	Weighted average
exercise prices	outstanding	contractual life	exercise price	exercisable	exercise price
CHF 8.64-13.05	1,484,695	9.8	CHF 10.58	685,939	CHF 10.03
CHF 14.10-18.99	644,127	7.9	16.09	544,491	16.17
CHF 25.56- 33.22	478,970	6.6	26.96	478,970	26.96
CHF 8.64-33.22	2,607,792	8.7	14.95	1,709,400	16.73
(c) Compensation expense
The compensation expense charged to income under the share-based incentive plans was US$ 5.4 million, US$ 9.6 million and US$ 10.0 million in 2005, 2004 and 2003, respectively.
(d) Repricing of options
An adjustment to the exercise price of all options outstanding prior to the 2004 rights offering was completed in 2005 in order to account for the dilution of the value of the options as a result of the 2004 rights offering. The reduction in exercise price maintains the same Black-Scholes fair value of the option before and after the 2004 rights offering. The repricing of the options did not have a material impact on the financial condition or results of operations of Converium.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
17. Shareholders’ equity
(a) Issued share capital
Upon incorporation on June 19, 2001, Converium Holding AG had share capital of CHF 100,000 divided into 10,000 fully paid registered shares with a nominal value of CHF 10 each, all of which were entitled to receive dividends. On September 24, 2004, the Extraordinary General Meeting (EGM) of the shareholders passed two resolutions to increase the share capital to CHF 400 million, divided into 40 million fully paid registered shares with a nominal value of CHF 10 each, all of which were entitled to receive dividends.
In October 2004, Converium’s share capital was increased by CHF 533,416,225 by issuing 106,683,245 shares at CHF 5 each. The additional shares were issued and Converium’s corresponding capital increase (and reduction of the nominal value) were recorded, in the Commercial Register of the Canton of Zug, Switzerland on October 12, 2004. After the registration of the shares in the Commercial Register of the Canton of Zug, Converium’s issued, outstanding share capital was CHF 733,447,310, divided into 146,689,462 shares with a nominal value of CHF 5.
(b) Authorized share capital
At the Annual General Meeting (AGM) on April 27, 2004, the shareholders resolved to create authorized share capital and amended the Articles of Incorporation, which provides that the Board of Directors is authorized, on or before April 27, 2006, to increase the share capital by the issuance of up to a maximum of four million fully paid-up registered shares each of CHF 10 nominal value amounting to a maximum of CHF 40 million.
Subsequent to the reduction of the nominal value of each of Converium’s shares from CHF 10 to CHF 5 as a result of the resolution by the shareholders at the EGM of September 28, 2004, Converium’s authorized capital is now CHF 20,000,000 with the Board being authorized to issue up to four million shares. At December 31, 2005, no shares were issued from the authorized share capital.
(c) Contingent share capital
At the Annual General Meeting on April 27, 2004, Converium Holding AG amended its Articles of Incorporation to state that the previously available conditional share capital for use in conjunction with the employee participation plans has been replaced by a conditional share capital for option rights and/or conversion rights for a number of four million shares or CHF 40,000,000 in nominal share capital.
Subsequent to the reduction of the nominal value of each of Converium’s shares in October 2004, its conditional capital is now for a number of four million shares of CHF 5 nominal value each, amounting to a maximum of CHF 20,000,000 pursuant to which up to four million shares can be issued upon exercise of conversion or option rights allotted in connection with bonds and other financial market instruments.
At December 31, 2005, no shares were issued from the contingent share capital.
(d) Dividend restrictions, reductions in the registered shares’ nominal value and capital and solvency requirements
Converium Holding AG is subject to legal restrictions on the amount of dividends it may pay to its shareholders under the Swiss Code of Obligations. The Swiss Code of Obligations provides that 5% of the annual profit must be allocated to the general reserve until such reserve in the aggregate has reached 20% of the paid-in share capital. Similarly, the company laws of countries in which Converium entities operate may restrict the amount of dividends payable by such entities to their parent companies.
As of December 31, 2005, Converium Holding AG had 146,689,462 registered shares with a nominal value of CHF 5 each issued. Based on Swiss company law, Converium Holding AG is entitled to reduce the nominal value of its registered shares down to CHF 0.01 by a respective payment per share to its shareholders. Other than by operation of the restrictions mentioned above, the ability of Converium entities to pay dividends may be restricted or, while dividend payments per se may be legally permitted, may be indirectly influenced by minimum capital and solvency requirements that are imposed by insurance, bank and other regulators in the countries in which the entities operate as well as by other limitations existing in certain of these countries (e.g. foreign exchange control restrictions).
In Switzerland, insurance supervisory regulations require entities to fund their statutory reserves at a minimum level of 20% of net profits until the statutory reserve fund reaches an amount equal to 50% of the statutory share capital, including freely disposable reserves, if any. In the United States, restrictions on payment of dividends are imposed by the Insurance Commissioner of the state of domicile. For CRNA, dividends are payable only from earned surplus and are limited annually to the greater of 10% of the previous years’ policyholders surplus or 100% of the previous years’ statutory net income. Dividends paid in excess of these limitations require prior approval of the Insurance Commissioner of the state of domicile. See Note 23 for further details on regulatory restrictions governing CRNA. In Germany, the minimum amount of statutory capital reserves required is 10% of the nominal value of the common stock. If the 10% criterion is met, dividends of up to 100% of current years’ surplus

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
can be paid. If the 10% criterion is not met, dividends are limited to a maximum of 95% of current years’ surplus less the prior year loss carryover. Under German law, an entity’s executive board in consent with the supervisory board establishes the annual accounts and proposes on the distribution of the profits. The shareholders meeting (AGM) decides on this proposal.
18. Transactions with Zurich Financial Services
Quota Share Retrocession Agreement
In connection with the Transactions, the transfer of certain historical reinsurance business to Converium AG by ZIC and ZIB was affected by means of the Quota Share Retrocession Agreement effective July 1, 2001. The covered business consists of the business historically managed by Converium, which has an inception or renewal date on or after January 1, 1987 and consists of substantially all of the third party assumed reinsurance business written by ZIC and ZIB, under the “Zurich Re” brand name. The liabilities Converium AG assumed include all net unearned premiums, net losses and loss expenses and experience account balances relating to this business.
The Quota Share Retrocession Agreement provides for the payment of premiums to Converium AG by ZIC as consideration for assuming the covered liabilities. The Quota Share Retrocession Agreement provides that these premiums are on a “funds withheld” basis, whereby the premium is not immediately paid, but is rather retained by ZIC and credited to a funds withheld account, which is referred to as the Funds Withheld Asset.
Because the business subject to the Quota Share Retrocession Agreement consists of business that was historically managed by Converium, this business is already reflected in the financial statements. Any reinsurance business written by ZIC or ZIB that is not part of the historically managed and operated third-party reinsurance business of Converium is not covered by the Quota Share Retrocession Agreement and all related legal rights and obligations of this business have been retained by ZIC and ZIB. Accordingly, this business is excluded from the financial statements. Therefore, execution of the Quota Share Retrocession Agreement has no impact on results of operations as reported.
Converium AG will receive the surplus remaining with respect to the Funds Withheld Asset, if any, after all liabilities have been discharged. Any surplus or any additional cash flows will be recorded in the financial statements in the period when they occur. Additionally, ZFS has the right to prepay to Converium AG the full amount or a portion thereof of the Funds Withheld Asset prior to termination of the agreement.
On December 23, 2005, an Amendment was agreed by the parties to the Quota Share Retrocession Agreements by way of which Section 7.01 — FW Cash Calls — was amended, with immediate effect, to provide, that Converium has the right, by giving 60-days prior written notice to ZFS, to ask for payment in cash on January 1 and July 1 of each calendar year, for the first time on July 1, 2006, of up to 25% of the total funds withheld sub-account balances, as per the most recent quarterly statements, under the respective agreements with ZFS. Furthermore, Converium has the right, at any time upon giving 60-days prior written notice, to ask for the residual balance of the funds withheld account falling below US$ 100.0 million, to be paid in cash and in case Converium’s insurers financial strength rating as assigned by Standard & Poor’s is A or higher the latter amount is increased to US$ 200.0 million.
Converium AG continues to administer the transferred business on behalf of ZIC and ZIB, which remain liable to the original cedents of the business. Additionally, Converium AG manages third-party retrocessions related to the business transferred. Converium bears the credit risk for uncollectible reinsurance balances excluding those related to the September 11th terrorist attacks. Converium AG has a broad right of offset under the Quota Share Retrocession Agreement so that reinsurance balances owed to ZIC and ZIB may be offset against the Funds Withheld Asset account directly.
The Quota Share Retrocession Agreement provides for commutation and termination for special reasons, such as insolvency of a party or loss of its authorization to do business or a change of control of Converium AG. Each of the parties agrees to indemnify the other against liability or expense incurred by reason of its conduct or failure to act in appropriate circumstances. The Quota Share Retrocession Agreement contains other provisions that are customary for an agreement of this nature.
Other transactions
Converium has entered into various other transactions with ZFS and its subsidiaries, the most significant transaction is described below.
CRNA had an intra-Converium aggregate excess of loss reinsurance agreement in place since July 1, 1997 (the “1997 Aggregate Excess of Loss Agreement”). This agreement provided protection to CRNA for losses that exceeded a net retention after amounts recoverable from its outside retrocessionaires. Because the 1997 Aggregate Excess of Loss Agreement pre-dated the Transactions, ZIC was the formal counterparty to CRNA. In October 2001, the 1997 Aggregate Excess of Loss Agreement was amended as follows:

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
•	CRNA’s coverage for net losses of US$ 320.4 million with respect to all Amerisafe business retroceded to the Unicover Pool remains in effect, with ZIC as counterparty,

•	CRNA’s coverage for net losses of US$ 307.5 million from the September 11th terrorist attacks that exceed US$ 58.2 million remains in effect, with ZIC as counterparty; and

•	The remainder of the coverage under the agreement is commuted.
See Notes 8, 10, 12, 16, 19 and 22 for other transactions with ZFS.
19. Related party transactions
GAUM
In 2003, Converium finalized an agreement to acquire a 25% stake in GAUM, a leading international commercial and general aviation-underwriting agency, as a part of its strategy to strengthen its long-term position in the Aviation & Space line of business. At that same time, Converium entered into a pool members’ agreement under which it became a member of the aviation and aerospace pools run by GAUM and its subsidiary, Associated Aviation Underwriters Inc.
In February 2004, Converium AG acquired a further 5.1% stake in GAUM from Royal and Sun Alliance (“RSA”) increasing its overall stake to 30.1%.
For the 2005 and 2004 underwriting years, Converium has committed 27.25% of the overall pool’s capacity of the aviation risks managed by GAUM, compared to 25% for the 2003 underwriting year. Gross premiums assumed through the pools managed by GAUM were US$ 233.1 million, US$ 289.0 million and US$ 266.4 million for 2005, 2004 and 2003, respectively.
In the light of changing business circumstances associated with Converium’s S&P ratings downgrade in 2004, Converium entered into fronting agreements with Munich Re and National Indemnity in order to support and sustain the aviation business from GAUM. These fronting agreements initially extended to September 30, 2005 with no contractual guarantee that they would be extended beyond that date. In the third quarter of 2005, Converium entered into a new aviation fronting arrangement with National Indemnity Company and Munich Re, effective October 1, 2005. The new agreement ensures Converium’s continued participation in the pool of GAUM until September 30, 2006.
The pool members’ agreement with respect to GAUM provides that if a member of the pool has its financial strength rating downgraded below BBB+ by Standard & Poor’s Rating Service it may be served with a notice terminating its membership in the pool upon approval by the committee of representatives of the pool. Converium expects that continuation of its membership at its current rating is likely to be conditional upon its entering fronting arrangements acceptable to other pool members in a timely fashion and thereafter maintaining such arrangements. If Converium’s membership were to be reduced to less than a 5% share, it would not be permitted to participate in future pool business and would have to collateralize by way of a letter of credit its obligations under the business written by the pool in its name prior to its termination. If Converium’s pool membership were terminated, it may also be required to sell its 30.1% stake in GAUM.
At December 31, 2005 and December 31, 2004, the current carried value of goodwill associated with the 30.1% stake in GAUM was GBP 13.2 million (US$ 23.6 million) and GBP 13.1 million (US$ 25.2 million), respectively.
Other intangible assets as of December 31, 2005 were nil as compared to GBP 11.2 million (US$ 20.6 million) as of December 31, 2004, which related to customer related intangible assets associated with the 30.1% investment in GAUM.
See Note 9 for additional information on GAUM goodwill and other intangible assets.
At December 31, 2005 and December 31, 2004 Converium had an outstanding shareholder loan to GAUM in the amount of GBP 15.2 million (US$ 26.1 million) and (US$ 29.0 million) at the respective balance sheet dates.
MDU
Converium entered into a strategic alliance with the MDU that resulted in a 49.9% participation in MDUSL. MDUSL distributes medical malpractice insurance policies to the members of the MDU. As a result of the initial FSA approval in respect of general liability business, insurance policies underwritten by Converium Insurance (UK) Ltd were issued to members of the MDU beginning July 1, 2003. These insurance policies replaced policies formerly issued in the United Kingdom by ZFS’ entities, the majority of which were reinsured by Converium. Gross premiums written from MDU were US$ 178.6 million, US$ 170.9 million and US$ 137.3 million for 2005, 2004 and 2003, respectively.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
The MDU Shareholders’ Agreement provides that if Converium’s credit rating is lowered by more than seven points, from its initial “A+” rating, by a recognized credit ratings agency, the MDU may serve Converium with a Termination Notice. Within sixty days after service of such termination notice, MDU has the right to purchase Converium’s 49.9% shareholding in MDU Services Ltd. at a price to be mutually agreed upon by the parties, or to be determined by a valuation expert. Converium’s ratings downgrades have not triggered the termination provisions of the MDU Shareholders’ Agreement. See Notes 9 for additional information on MDU.
The current terms of the MDU Shareholders’ Agreement require that Converium will provide a concession, starting in 2010 and annually thereafter based upon a predetermined formula. Converium believes that, as at December 31, 2005, an obligation with regard to the underwriting year 2000 is now both probable and estimable and has, accordingly, recognized a charge of US$ 9.0 million in other (loss) income reflecting the current view of how the Company will settle this obligation.
SATEC
In 2002, Converium acquired a 48% participation in SATEC, a leading global space-underwriting agency based in Venice, Italy. As part of this transaction Converium entered into “usufruct” agreements with the co-owners of SATEC regarding some of their participation rights in the company. Following a review of the current business circumstances in conjunction with the company in the second quarter of 2005, Converium recorded a further impairment charge of US$ 2.4 million in respect of the “usufruct” agreements. An impairment charge of US$ 2.5 million was recorded in respect of the “usufruct” agreements in the fourth quarter of 2004. This latest impairment charge has led to the full impairment of the “usufruct” agreements in the accounting records of Converium. In the third quarter of 2005, Converium recorded a charge of US$ 2.4 million related to the partial impairment of its 48% participation in SATEC, which reflected the latest fair value calculation on the value of this participation at the point in time.
On December 28, 2005 Converium sold its 48% participation. The sales price was Euro 4.0 million (US$ 5.0 million), of which Euro 3.0 million (US$ 3.7 million) was paid on December 28, 2005. The remaining Euro 1.0 million (US$ 1.3 million) will become due on April 2, 2007 and is secured by an unconditional and irrevocable bank guarantee. Converium waived its rights to the “usufruct” agreements at this time.
RISC Ventures
Converium has retained The RISConsulting Group LLC for certain consulting services, of which Derrell J. Hendrix, a member of the Converium Board of Directors, is Chief Executive Officer. In 2005 and 2004, respectively, Converium paid fees to the RISConsulting Group LLC of US$ 20,833 and US$ 250,000 for consulting services rendered. In addition, Derrell J. Hendrix is a manager and owner of approximately 57% of the outstanding share capital of RISC Ventures LLC, a Delaware-based limited liability company created to manage and operate companies engaged in commercializing technologies and intellectual properties developed by The RISConsulting Group LLC and its affiliates. In April 2004, Converium AG invested US$ 2.0 million in RISC Ventures LLC for an approximate 17.5% ownership interest in the entity. Converium sold its 17.5% ownership interest in RISC Ventures LLC to a third party at book value on October 28, 2005.
20. Supplemental cash flow disclosures
Table 20.1
Supplemental cash flow disclosures

(US$ million)	2005	2004	2003
Income taxes paid	-6.4	-10.2	-2.7
Interest expense paid	-31.6	-33.1	-31.0

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
21. Fair value of financial instruments
The methods and assumptions used by Converium in estimating the fair value of financial instruments are:
•	Fixed maturities securities: fair values are generally based upon quoted market prices. Where market prices are not readily available, fair values are estimated using either values obtained from independent pricing services or quoted market prices of comparable investments.

•	Equity securities: fair values are based on quoted market prices.

•	Funds Withheld Asset: carrying value of the Funds Withheld Asset approximates fair value.

•	Other investments: for which quoted market prices are not readily available are not fair valued and are not significant to Converium.

•	Cash and short-term investments: carrying amounts approximate fair value.

•	Debt: fair values are generally based upon quoted market prices.
Table 21.1 lists the estimated fair values and carrying values of Converium’s financial instruments as of December 31, 2005 and 2004.
Table 21.1
Fair value of financial instruments

	Total	Total	Total	Total
	fair	carrying	fair	carrying
(US$ million)	value	value	value	value
As of December 31	2005	2005	2004	2004
Fixed maturities	4,948.6	4,963.4	5,678.8	5,685.2
Equity securities	362.6	362.6	399.4	399.4
Other investments (excluding real estate)	108.5	108.5	140.4	140.4
Short-term investments	35.1	35.1	117.3	117.3
Funds Withheld Asset	1,020.1	1,020.1	1,305.1	1,305.1
Cash and cash equivalents	647.3	647.3	680.9	680.9
Debt	-377.0	-391.2	-330.6	-391.1
22. Commitments and contingencies
Letter of credit facility
In November 2004, Converium AG obtained a US$ 1.6 billion, three-year syndicated letter of credit facility (the “Syndicated Letter of Credit Facility”) from various banks. The facility provides Converium’s non-US operating companies with a US$ 1.5 billion capacity for issuing letters of credit and a US$ 100.0 million liquidity reserve. It replaces the existing US$ 900.0 million letter of credit facility that was signed in July 2003. As of December 31, 2005, Converium had outstanding letters of credit of US$ 1,160.2 million under the facility. Converium must maintain the following financial covenants in order to avoid default under the agreement: i) consolidated total borrowings do not at any time exceed 35% of consolidated tangible net worth, which is defined as total shareholders’ equity less goodwill; and ii) consolidated tangible net worth must remain greater than US$ 1,237.5 million at all times. Converium pays commission fees on outstanding letters of credit, which are distributed to the facility banks and can only be impacted by a change in the Company’s credit rating. The maximum amount of this fee is 50%.
As of December 31, 2005, Converium reported total investments including cash and cash equivalents and excluding the Funds Withheld Asset of US$ 6,261.5 million, of which US$ 1,385.2 million are held in our North American operations and are subject to the restrictions of an entity in run-off. Of the total US$ 4,876.3 million related to Converium’s ongoing operations, certain amounts were pledged as follows: (i) US$ 2,238.1 million were pledged as collateral relating to outstanding letters of credit of US$ 1,160.2 million (these outstanding letters of credit are related to the US$ 1.6 billion Syndicated Letter of Credit Facility) and other irrevocable letters of credit of US$ 852.9 million (to secure certain assumed reinsurance contracts), (ii) US$ 250.0 million were pledged primarily as deposits with cedents; and (iii) US$ 582.6 million were pledged to support Converium internal reinsurance transactions. US$ 255.2 million were deposited in trust or with regulatory authorities or states related to the US$ 1,385.2 million held in our North American operations.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
Operating leases
Converium has entered into various operating leases as lessee for office space and certain computer and other equipment. Rental expenses for these items totaled US$ 13.7 million, US$ 15.9 million and US$ 15.9 million for the years ended December 31, 2005, 2004 and 2003, respectively.
Table 22.1 lists minimum future payments under operating leases with terms in excess of one year.
Table 22.1
Minimum future payments under operating leases

Rental
(US$ million)	payments
2006	11.0
2007	10.7
2008	10.5
2009	9.4
2010	8.4
2011 and thereafter	14.5
Total	64.5
Converium AG leases office space from ZFS. The lease term is fixed until 2011, with two renewal options for five-year terms each. The lease payments are fixed with annual rent escalations based on a cost of living index.
Converium Rückversicherung (Deutschland) AG leases office space from Zurich Lebensversicherung Aktiengesellschaft (Deutschland). The lease term is for a period of ten years, with an option to renew for up to two additional ten-year terms. Lease payments have bi-annual rent escalations based on changes in local real estate price indices.
MDU Put Option
On September 2, 2002, Converium AG granted MDU Investment Ltd (“MDUIL”) a put option which allows MDUIL, within the framework of the contractual agreement, to request that Converium AG subscribe to up to GPB 20 million preferred shares of MDUIL. The transaction would occur in tranches of one million shares at GBP 1 per share. At the same time, Converium AG granted the Medical Defence Union a call option that allows MDU to acquire in whole or in part the MDUIL shares held by Converium AG (or one of its subsidiaries).
Converium legal proceedings, claims and litigation
Converium Holding AG and its subsidiaries are continuously involved in legal proceedings, claims and litigation arising, for the most part, in the ordinary course of its business operations as a reinsurer. The outcome of such current legal proceedings, claims and litigation could have a material effect on operating results or cash flows when resolved in a future period. However, in the opinion of management, these matters are not material to Converium’s financial position, with the exception of the matters described below:
Canada Life
On December 21, 2001, The Canada Life Assurance Company (“Canada Life”), brought an action against Converium Rück-versicherung (Deutschland) AG (“Converium Germany”) in the United States District Court of the Southern District of New York. Canada Life alleged that Converium Germany breached certain quota share retrocession agreements with Canada Life by failing to indemnify its full percentage of Canada Life’s September 11th losses and by failing to post an US$ 82.4 million letter of credit for its alleged liability pursuant to the ISA facilities’ underlying agreements. Converium Germany is disputing this claim on the grounds that its liability under the pertinent contracts is limited and is also raising other contract defenses. After litigation in the federal courts concerning jurisdictional issues, which Canada Life lost, Canada Life agreed to arbitration. The organizational meeting of the arbitrators took place on October 8, 2003. Since then, pursuant to an order by the arbitration panel, Converium Germany has obtained a letter of credit in the amount of US$ 66.0 million to be drawn down upon, if at all, should two of the three arbitrators issue an award in favor of Canada Life. A two-week hearing was conducted in July 2005. A decision is pending.
Due to the uncertainties inherent in any proceeding of this nature, we are unable to evaluate the likelihood of an unfavorable outcome or to estimate the amount or range of any potential loss resulting from this lawsuit.
Converium Germany has fully reserved this claim. However, arrangements entered into with ZFS provide for the claim to be covered by the agreed-to cap for September 11th related losses provided to Converium by ZFS in conjunction with Converium’s Initial Public Offering.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
Review of certain of our reinsurance transactions
Ongoing investigations of the insurance and reinsurance industry and non-traditional insurance and reinsurance products are being conducted by U.S. and international regulators and governmental authorities, including the U.S. Securities and Exchange Commission and the New York Attorney General.
On March 8, 2005, MBIA issued a press release stating that MBIA’s audit committee undertook an investigation to determine whether there was an oral agreement with MBIA under which MBIA would replace Axa Re Finance as a reinsurer to CRNA by no later than October 2005. The press release stated that it appeared likely that MBIA made such an agreement or understanding with Axa Re Finance in 1998. Thereafter, on April 19, 2005, CRNA received subpoenas from the U.S. Securities and Exchange Commission and the Office of the New York Attorney General seeking documents related to certain transactions between CRNA and MBIA. Converium has also received additional inquiries from the Securities and Exchange Commission and other governmental authorities in Europe regarding non-traditional insurance and reinsurance products and/or the Restatement of its financial statements. The inquiries are ongoing and Converium is fully cooperating with the governmental authorities.
In view of the industry investigations and the events relating to MBIA described above, Converium engaged independent outside counsel to assist it in a review and analysis of certain of its reinsurance transactions, including the MBIA transactions. The internal review, which was overseen by the Audit Committee, addressed issues arising from the ongoing governmental inquiries and Converium’s own decision to review certain additional items. The internal review involved the assessment of numerous assumed and ceded transactions including structured/finite risk and other reinsurance transactions and encompassed all business units of Converium, a review of hundreds of thousands of e-mails, attachments to e-mails and other documents and interviews of all current members of the Global Executive Committee and the Board of Directors, as well as certain former members of senior management and other employees of Converium. The Audit Committee believes that the scope and process of the internal review has been sufficient to determine whether Converium’s assumed and ceded transactions were improperly accounted for as reinsurance, rather than as deposits. After discussing the findings of Converium’s extensive internal review with independent outside counsel, the Audit Committee determined that certain accounting corrections were appropriate and authorized the Restatement of Converium’s financial statements as of and for the years ended December 31, 2004 through 1998. As part of this process, the Audit Committee has involved its independent group auditors, PricewaterhouseCoopers Ltd. For further information regarding these accounting adjustments (see Note 3). Financial information for each of the quarters ended March 31, 2003 through June 30, 2005 have also been restated. All amounts included in the consolidated financial statements and footnotes have been adjusted to reflect the Restatement. Previously published financial statements regarding any of the above periods should no longer be relied upon.
As noted above, Converium is fully cooperating with the governmental authorities and is in the process of sharing the results of its internal review with the relevant authorities. Although the internal review was extensive, the ongoing governmental inquiries, or other developments, could result in further restatements of Converium’s financial results in the future and could have a material adverse effect on Converium.
Class action lawsuits
Following the Company’s announcement on July 20, 2004 that second quarter 2004 results would fall short of expectations due to higher than modeled U.S. casualty loss emergence primarily related to the underwriting years 1997 to 2001, six securities law class action lawsuits were brought against the Company and several of its officers and directors in the United States District Court for the Southern District of New York between October 4, 2004 and December 2, 2004 (collectively, the “Federal Actions”).
On December 9, 2004, another securities law class action lawsuit, Rubin v. Converium Holding AG, et al., Index No.04-117332, was brought against the Company and certain of its officers and directors in the Supreme Court of the State of New York for the County of New York. The Rubin action was removed to the United States District Court for the Southern District of New York. Plaintiff Rubin’s request that the Court allow him to renew his motion to remand the action to state court (which Rubin had previously withdrawn) is still pending.
On July 14, 2005, the Court signed an order in the Federal Actions appointing Public Employees’ Retirement System of Mississippi and Avalon Holdings Inc. lead plaintiffs. On September 23, 2005, the lead plaintiffs filed a consolidated amended class action complaint (the “Complaint”) setting forth their claims. The Complaint includes the Louisiana State Employees’ Retirement System as an additional named plaintiff. Lead plaintiffs have asked the Court to consolidate the Rubin action with the other Federal Actions for all purposes.
The Complaint names as defendants the Company; directors Terry G. Clarke, Peter C. Colombo, Georg F. Mehl, George G.C. Parker, Derrell J. Hendrix and Anton K. Schnyder; former officers Dirk Lohmann, Martin Kauer and Richard Smith; former director Jürgen Förterer; ZFS; UBS AG; and Merrill Lynch International. The Complaint asserts claims for violations of Section 10(b) and Section 20(a) of the Securities Exchange Act of 1934 and Sections 11, 12 and 15 of the Securities Act of 1933 and alleges, among other things, that the Company misrepresented and omitted material information in various public disclosures during

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
the period from December 11, 2000 through September 2, 2004 because they did not establish adequate loss reserves to cover claims by policyholders; that the announced reserve increases prior to July 20, 2004 were insufficient; and that, as a result of the foregoing, the earnings and assets were materially overstated. The putative class of plaintiffs on whose behalf these lawsuits have been asserted consists of all buyers of the Company’s stock from December 11, 2001 through and including September 2, 2004. Plaintiffs are seeking unspecified compensatory damages, attorney’s fees, witness fees and expert fees.
On December 23, 2005, the defendants moved to dismiss the Complaint. On February 17, 2006 the lead plaintiffs submitted a memorandum of law in opposition to all defendants’ motions to dismiss the Complaint. The actions are in the preliminary phases; thus, the timing and outcome of these matters are not currently predictable. An unfavorable outcome could have a material effect on our financial condition, results of operations and cash flows.
Investigation by the Swiss Federal Banking Commission
In November 2004, the Federal Banking Commission requested certain information in conjunction with the sequence of events in conjunction with Converium’s announcement on July 20, 2004 that its second quarter 2004 earnings would fall short of expectations due to higher than modeled US casualty loss emergence primarily related to the underwriting years 1997 to 2001. Converium fully complied with the respective request by providing all relevant information to the Commission. The Swiss Federal Banking Commission closed this investigation on November 5, 2005.
23. Regulation
As a result of the developments in the latter part of 2004, various regulatory actions have occurred, the most significant of which are set forth below:
United States
As a result of the net adverse development of prior years’ loss reserves, Converium recorded in 2004 and the subsequent placement of its North American business into run-off, the Connecticut Insurance Department (the “Department”) has implemented additional financial monitoring of CRNA. CRNA has entered into a letter of understanding with the Department pursuant to which CRNA will be prevented from taking a number of actions without first obtaining the Department’s approval, including:
•	Making any payments pursuant to commutation agreements that result in decreasing CRNA’s surplus;
•	Incurring any debt, obligation or liability for borrowed money not related directly to the ordinary course of the business run-off;
•	Writing, assuming or issuing any new insurance policies;
•	Making any dividend payment or other payment or distribution to or engaging in any transaction, or entering into any agreement directly or indirectly with its parent company, or any affiliated company; and
•	Entering into any sales, purchases, exchanges, loans, extensions of credit or investments not in the ordinary course of its run-off business.
In addition, CRNA will be required to provide to the Department written reports on a monthly basis containing detailed information on all commutations of reinsurance treaties and related activities, including specific impact on CRNA’s statutory financial statements, as well as any additional reports that the Department reasonably determines are necessary to ascertain the financial condition of the Company. The letter of understanding does not preclude the Department from initiating any further actions that it deems in its discretion to be necessary for the protection of CRNA’s policyholders, reinsureds and the public.
The foregoing requirements will continue until March 15, 2007, at which time the Department will reassess the financial condition of CRNA.
The ratings downgrades as well as Converium’s decision to place CRNA into run-off triggered “special funding” clauses in CRNA’s and CINA’s reinsurance and insurance contracts. These clauses require CRNA and CINA to provide collateral for their payment obligations under those contracts. In addition, state insurance regulators may request that CRNA and CINA make special deposits in their states or provide collateral for contracts issued to residents of their states. The approval of the Department is required before Converium provides such collateral. If the Department withholds its approval, Converium would be in default under contracts that have special funding clauses unless the other party to the contract has waived the requirement. In addition, state insurance regulators that requested special deposits or collateral could seek to revoke CRNA’s or CINA’s licenses or initiate proceedings to take possession of the property, business and affairs of CRNA or CINA in their respective states.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
Switzerland
Converium AG has received an operating license from the Federal Office of Private Insurance (Bundesamt für Privatversicherungen) (the “FOPI”), an administrative unit of the Swiss Ministry of Finance (Eidgenössisches Finanzdepartement) and is subject to the continued supervision by the FOPI pursuant to the Swiss Insurance Supervisory Act of December 17, 2004 (Versicherungs-aufsichtsgesetz) (“ISA”). The FOPI has supervisory authority as well as the authority to make decisions to the extent that the Swiss Ministry of Finance is not explicitly designated by law. On January 1, 2006 a completely revised ISA together with an Implementing Ordinance entered into force. The main changes are an amended definition of solvency (Art.9) which includes consideration of financial and operational risks, an emphasis on the control of corporate governance elements by the FOPI and an increased transparency and consumer protection. The most important new feature is the introduction of the Swiss Solvency Test (“SST”), a risk-based capital model which preempts the forthcoming changes in the EU based upon the EU Solvency II Directive. Insurance undertakings are allowed to use their internal models if they comply with certain conditions of a qualitative, quantitative and organizational nature defined and accepted by the FOPI.
By letter dated September 27, 2004 the FOPI has requested that Converium AG provide notice on certain inter-group transactions between Converium AG and its subsidiaries including loans, guarantees, cost-sharing agreements, capital injections and investments in subsidiaries. Furthermore the FOPI requested by letter dated October 14, 2004 certain additional information including Converium’s business strategy, planning, reserves, solvency and collateral issues. Converium is cooperating with the FOPI and is providing all required information and documentation.
In December 2004, per the FOPI’s request, Converium AG agreed to submit for approval the following inter-group transactions: inter-group loans and capital increases to subsidiaries exceeding US$ 100.0 million; guarantees exceeding US$ 10.0 million; transfer of portfolios or novations involving changes in reserves exceeding US$ 25.0 million, dividends to Converium Holding AG and all inter-group reinsurance transactions that are not at arm’s length. Absent consent of the FOPI, the inter-group transactions exceeding the thresholds could not be executed, which may in turn have an impact on the funding in conjunction with inter-group transactions.
Germany
On November 16, 2005, the European parliament adopted new European Union (“EU”) reinsurance guidance, which has to be transferred into national law by the end of 2007. This guidance basically deals with items such as solvency requirements, jurisdiction of the supervisory authorities within the EU, European passports for reinsurers, licenses and financial reinsurance.
Many of those items have already been implemented in Germany, foremost into the newly released German Insurance Supervision Act as of January 1, 2005. This law now includes solvency requirements for reinsurers based on the Solvency I standard as well as license and many jurisdictional items in great detail. The remaining items have been prepared for a white paper, which is expected to pass the German parliament in April 2006 and to be released in autumn of 2006.
In addition, extensive work has been initiated by the local German supervisory authority and the German insurance association in order to prepare for a risk based solvency system (Solvency II), which should be similar to the Basel II requirements enacted for the banking industry. Solvency II is not expected to be released prior to 2008/2009.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
24. Consolidated entities
A list of operating entities and other important holdings, together with the country of incorporation, Converium’s ownership interest and the share capital of each entity, is set out below.

	Country of	% of equity		Share
	incorporation	shares held	Currency	capital
Converium AG	Switzerland/Zurich	100	CHF	400,000,000
Converium IP Management AG	Switzerland/Zug	100	CHF	100,000
Converium Rückversicherung (Deutschland) AG	Germany/Cologne	100	EUR	4,601,627
Converium Holding (UK) Ltd	United Kingdom/London	100	GBP	101
Converium Insurance (UK) Ltd	United Kingdom/London	100	GBP	60,000,000
Converium London Management Ltd	United Kingdom/London	100	GBP	1,000
Converium Underwriting Ltd	United Kingdom/London	100	GBP	2
Converium Holdings (North America) Inc.	United States/State of Delaware	100	US$	1
Converium Reinsurance (North America) Inc.	United States/State of Connecticut	100	US$	3,500,000
Converium Insurance (North America) Inc.	United States/State of New Jersey	100	US$	5,000,000
Converium Finance S.A.	Luxembourg/Luxembourg	100	EUR	31,000
Converium Finance (Bermuda) Ltd	Bermuda/Hamilton	100	US$	12,000
25. Earnings (loss) per share
Converium Holding AG purchased 200,000 shares and 368,463 shares during 2005 and 2004, respectively related to share-based compensation plans.
The following table shows the average shares outstanding:

(US$ million, except per share information)
For the years ended December 31	2005	2004	2003
Net income (loss)	68.7	-582.5	177.9
Average basic shares outstanding (millions)	146.4	63.4	39.8
Average diluted shares outstanding (millions)	148.4	64.1	40.3
Basic earnings (loss) per share	0.47	-9.19	2.24
Diluted earnings (loss) per share	0.46	-9.19	2.23
Earnings (loss) per share and average shares outstanding for 2004 reflect the addition of the 106,683,245 new shares issued in the Rights Offering that occurred in October 2004 (see Note 17). The earnings (loss) per share calculation is based on an adjusted number of average shares outstanding and the 2003 amounts have been restated accordingly.
Diluted earnings (loss) per share is computed similar to basic earnings per share except that the weighted average shares outstanding is increased to include potential common shares, such as shares from non-vested stock grants and the assumed exercise of stock options, if dilutive.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
26. Subsidiary issuer information
Presented below are the consolidating balance sheets of Converium Holding AG (the “parent guarantor”), Converium AG (the “subsidiary guarantor”) (together the “guarantor companies”) and Converium Finance S.A. (the “subsidiary issuer”), for whom the Guaranteed Subordinated Notes are guaranteed, as of December 31, 2005 and 2004 and the related condensed consolidating statements of income and condensed consolidating statements of cash flows for each of the three years in the period ended December 31, 2005. The guarantor companies have jointly and severally guaranteed payments by the subsidiary issuer on these notes. The subsidiary issuer and subsidiary guarantor are wholly owned subsidiaries of the parent guarantor.
Investments in subsidiaries are accounted for by the guarantor companies under the equity method for purposes of supplemental consolidating presentation as of the effective date of the acquisition. Earnings of subsidiaries are reflected in the investment accounts of the guarantor companies as of the effective date of the acquisition.
Information for the parent guarantor and the subsidiary issuer is only included from the date of formation.
Condensed consolidating
statements of income

				Non-
(US$ million)	Converium	Converium	Converium	Guarantor	Consolidating
Year ended December 31, 2005	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated
Revenues
Net premiums written	—	1,195.7	—	620.0	—	1,815.7
Net premiums earned	—	1,700.3	—	682.9	—	2,383.2
Net investment income	13.3	217.3	13.4	111.8	-30.9	324.9
Net realized capital (losses) gains	—	-42.6	—	10.2	57.9	25.5
Other income (loss)	57.2	8.7	-24.7	3.3	-57.9	-13.4

Total revenues	70.5	1,883.7	-11.3	808.2	-30.9	2,720.2

Benefits, losses and expenses
Losses, loss expenses and life benefits	—	-1,323.4	—	-452.5	—	-1,775.9
Acquisition costs	—	-398.1	—	-177.5	—	-575.6
Other operating and administration expenses	-19.2	-112.0	-0.1	-79.5	—	-210.8
Interest expense	-11.2	-0.5	-16.5	-34.4	31.0	-31.6
Amortization of other intangible assets	—	-21.5	—	—	—	-21.5
Restructuring costs	—	-9.3	—	-11.2	—	-20.5

Total benefits, losses and expenses	-30.4	-1,864.8	-16.6	-755.1	31.0	-2,635.9

Income (loss) before taxes	40.1	18.9	-27.9	53.1	0.1	84.3
Income tax benefit (expense)	1.5	-2.5	-0.1	-14.5	—	-15.6
Income (loss) before equity in (loss) income of subsidiaries	41.6	16.4	-28.0	38.6	0.1	68.7
Equity in (loss) income of subsidiaries	27.1	10.6	—	—	-37.7	—

Net income (loss)	68.7	27.0	-28.0	38.6	-37.6	68.7

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
Consolidating balance sheets

				Non-
(US$ million)	Converium	Converium	Converium	Guarantor	Consolidating
December 31, 2005	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated
Assets
Invested assets
Fixed maturities	—	2,773.7	14.4	2,175.3	—	4,963.4
Equity securities	—	178.8	—	183.8	—	362.6
Investment in subsidiaries	1,624.5	542.0	—	—	-2,166.5	—
Notes receivable	150.0	—	175.0	—	-325.0	—
Short-term and other investments	—	280.3	—	110.6	-102.7	288.2
Total investments	1,774.5	3,774.8	189.4	2,469.7	-2,594.2	5,614.2
Funds Withheld Asset	—	1,020.1	—	—	—	1,020.1

Total invested assets	1,774.5	4,794.9	189.4	2,469.7	-2,594.2	6,634.3

Other assets
Cash and cash equivalents	41.9	479.3	3.2	198.1	-75.2	647.3
Premiums receivable	—	707.8	—	576.3	-224.8	1,059.3
Reserves for unearned premiums, retro	—	12.7	—	201.3	-176.2	37.8
Reinsurance assets	—	551.7	—	1,695.7	-1,404.7	842.7
Funds held by reinsureds	—	1,400.5	—	956.5	-539.6	1,817.4
Deposit assets	—	132.8	—	50.6	—	183.4
Deferred policy acquisition costs	—	251.3	—	53.0	—	304.3
Deferred income taxes	—	1.1	—	-0.1	—	1.0
Other assets	43.0	107.0	31.6	204.5	-87.7	298.4

Total assets	1,859.4	8,439.1	224.2	6,405.6	-5,102.4	11,825.9

Liabilities and shareholders’ equity
Liabilities
Reinsurance liabilities	—	5,683.7	—	3,921.9	-1,404.8	8,200.8
Reserves for unearned premiums, gross	—	487.5	—	299.3	-176.0	610.8
Other reinsurance liabilities	—	96.6	—	257.9	-226.7	127.8
Funds held under reinsurance contracts	—	162.0	—	710.5	-539.6	332.9
Deposit liabilities	—	276.6	—	24.0	—	300.6
Deferred income taxes	—	0.2	—	7.9	—	8.1
Accrued expenses and other liabilities	51.9	178.0	1.0	229.1	-259.7	200.3
Notes payable	150.0	—	—	175.0	-325.0	—
Debt	—	—	193.8	197.4	—	391.2

Total liabilities	201.9	6,884.6	194.8	5,823.0	-2,931.8	10,172.5

Shareholders’ equity
Common stock and additional paid-in capital	1,913.2	1,874.0	—	1,372.7	-3,250.8	1,909.1
Treasury stock	-1.5	—	—	—	—	-1.5
Unearned stock compensation	-3.5	—	—	—	—	-3.5
Total accumulated other comprehensive income (loss)	134.7	111.6	2.1	-22.8	-90.9	134.7
Retained (deficit) earnings	-385.4	-431.1	27.3	-767.3	1,171.1	-385.4

Total shareholders’ equity	1,657.5	1,554.5	29.4	582.6	-2,170.6	1,653.4

Total liabilities and shareholders’ equity	1,859.4	8,439.1	224.2	6,405.6	-5,102.4	11,825.9

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

Condensed consolidating
statements of cash flows				Non-
(US$ million)	Converium	Converium	Converium	Guarantor	Consolidating
Year ended December 31, 2005	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated
Cash provided by (used in) operating activities	68.7	415.0	-1.3	-761.1	-121.2	-399.9

Cash flows from investing activities
Purchases of fixed maturities held-to-maturity	—	—	—	-4.7	—	-4.7
Proceeds from sales and maturities of fixed maturities	—	929.3	—	3,372.1	—	4,301.4
Purchases of fixed maturities available-for-sale	—	-999.3	—	-3,064.3	—	-4,063.6
Proceeds from sales of equity securities	—	96.1	—	90.6	—	186.7
Purchases of equity securities	—	-8.2	—	-117.6	—	-125.8
Net increase in short-term investments	41.5	-292.5	—	127.2	197.2	73.4
Proceeds from sales of other assets	—	48.2	—	154.0	-149.4	52.8
Purchase of other assets	—	-13.1	—	-30.3	—	-43.4
Net (increase) decrease in deposit assets	—	-10.6	—	-2.4	—	-13.0
Investment in subsidiaries	-70.0	-14.2	—	—	84.2	—

Net cash provided by (used in) investing activities	-28.5	-264.3	—	524.6	132.0	363.8

Cash flows from financing activities
Capital contribution	—	—	—	77.1	-77.1	—
Issuance of notes payable	—	—	—	—	—	—
Net purchases of common shares	-1.5	—	—	—	—	-1.5
Net (increase) decrease in deposit liabilities	—	-37.7	—	2.4	—	-35.3

Net cash provided by (used in) financing activities	-1.5	-37.7	—	79.5	-77.1	-36.8

Effect of exchange rate changes on cash and cash equivalents	1.1	21.2	0.3	25.6	-8.9	39.3
Change in cash and cash equivalents	39.8	134.2	-1.0	-131.4	-75.2	-33.6
Cash and cash equivalents as of January 1	2.1	345.1	4.2	329.5	—	680.9
Cash and cash equivalents as of December 31	41.9	479.3	3.2	198.1	-75.2	647.3

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

Condensed consolidating
statements of income
(US$ million)	Converium	Converium	Converium	Non- Guarantor	Consolidating
Year ended December 31, 2004	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated
Revenues
Net premiums written	—	2,683.4	—	1,042.7	—	3,726.1
Net premiums earned	—	2,599.8	—	1,282.4	—	3,882.2
Net investment income	13.4	189.4	13.4	123.2	-26.7	312.7
Net realized capital gains (losses)	—	12.6	—	33.9	—	46.5
Other income (loss)	23.7	-29.5	19.0	-21.4	—	-8.2

Total revenues	37.1	2,772.3	32.4	1,418.1	-26.7	4,233.2

Benefits, losses and expenses
Losses, loss expenses and life benefits	—	-1,988.2	—	-1,354.3	—	-3,342.5
Acquisition costs	—	-651.0	—	-261.4	—	-912.4
Other operating and administration expenses	-11.7	-105.0	-0.1	-103.0	—	-219.8
Interest expense	-10.6	-0.4	-16.5	-32.3	26.7	-33.1
Impairment of goodwill	—	—	—	-94.0	—	-94.0
Amortization of other intangible assets	—	-9.9	—	—	—	-9.9
Restructuring costs	—	-0.2	—	-2.5	—	-2.7
Total benefits, losses and expenses	-22.3	-2,754.7	-16.6	-1,847.5	26.7	-4,614.4
Income (loss) before taxes	14.8	17.6	15.8	-429.4	—	-381.2
Income tax benefit (expense)	2.5	6.6	-0.1	-210.3	—	-201.3
Income (loss) before equity in (loss) income of subsidiaries	17.3	24.2	15.7	-639.7	—	-582.5
Equity in (loss) income of subsidiaries	-599.8	-624.1	—	—	1,223.9	—

Net (loss) income	-582.5	-599.9	15.7	-639.7	1,223.9	-582.5

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

Consolidating balance sheets
(US$ million)	Converium	Converium	Converium	Non- Guarantor	Consolidating
December 31, 2004	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated
Assets
Invested assets
Fixed maturities	—	2,956.6	14.8	2,713.8	—	5,685.2
Equity securities	—	255.8	—	143.6	—	399.4
Investment in subsidiaries	1,675.7	600.6	—	—	-2,276.3	—
Notes receivable	150.0	—	175.0	—	-325.0	—
Short-term and other investments	46.7	337.4	—	244.3	-231.9	396.5

Total investments	1,872.4	4,150.4	189.8	3,101.7	-2,833.2	6,481.1

Funds Withheld Asset	—	1,305.1	—	—	—	1,305.1

Total invested assets	1,872.4	5,455.5	189.8	3,101.7	-2,833.2	7,786.2

Other assets
Cash and cash equivalents	2.1	345.1	4.2	329.5	—	680.9
Premiums receivable	—	1,582.0	—	376.5	-126.3	1,832.4
Reserves for unearned premiums, retro	—	35.6	—	300.3	-280.7	55.2
Reinsurance assets	—	521.5	—	1,870.7	-1,315.0	1,077.2
Funds held by reinsureds	—	1,342.4	—	812.4	-417.1	1,737.7
Deposit assets	—	122.2	—	48.2	—	170.4
Deferred policy acquisition costs	—	418.2	—	64.5	—	482.7
Deferred income taxes	—	1.1	—	5.1	—	6.2
Other assets	38.7	240.0	65.8	117.7	-103.6	358.6

Total assets	1,913.2	10,063.6	259.8	7,026.6	-5,075.9	14,187.3

Liabilities and shareholders’ equity Liabilities
Reinsurance liabilities	—	6,532.1	—	4,789.7	-1,422.9	9,898.9
Reserves for unearned premiums, gross	—	1,059.0	—	469.0	-280.3	1,247.7
Other reinsurance liabilities	—	43.9	—	52.2	-25.3	70.8
Funds held under reinsurance contracts	—	32.3	—	579.7	-417.2	194.8
Deferred liabilities	—	334.9	—	21.6	—	356.5
Deferred income taxes	—	8.2	—	—	—	8.2
Accrued expenses and other liabilities	24.2	377.5	1.4	206.1	-324.7	284.5
Notes payable	150.0	—	—	175.0	-325.0	—
Debt	—	—	193.6	197.5	—	391.1

Total liabilities	174.2	8,387.9	195.0	6,490.8	-2,795.4	12,452.5

Equity
Common stock and additional paid-in capital	1,919.6	1,874.0	—	1,288.1	-3,166.3	1,915.4
Treasury stock	-7.7	—	—	—	—	-7.7
Unearned stock compensation	-7.5	—	—	—	—	-7.5
Total accumulated other comprehensive income (loss)	288.7	259.8	9.4	53.6	-322.8	288.7
Retained (deficit) earnings	-454.1	-458.1	55.4	-805.9	1,208.6	-454.1

Total shareholders’ equity	1,739.0	1,675.7	64.8	535.8	-2,280.5	1,734.8

Total liabilities and shareholders’ equity	1,913.2	10,063.6	259.8	7,026.6	-5,075.9	14,187.3

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

Condensed consolidating
statements of cash flows
(US$ million)	Converium	Converium	Converium	Non- Guarantor	Consolidating
Year ended December 31, 2004	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated
Cash provided by (used in) operating activities	41.6	698.9	2.1	-383.9	—	358.7

Cash flows from investing activities
Purchases of fixed maturities held-to-maturity	—	-214.9	—	-13.3	—	-228.2
Proceeds from sales and maturities of fixed maturities	—	936.3	—	3,179.7	—	4,116.0
Purchases of fixed maturities available-for-sale	—	-1,663.5	—	-2,756.7	—	-4,420.2
Proceeds from sales of equity securities	—	279.6	—	703.5	—	983.1
Purchases of equity securities	—	-67.0	—	-470.5	—	-537.5
Net increase in short-term investments	—	—	—	-55.3	—	-55.3
Proceeds from sales of other assets	—	54.2	—	28.1	—	82.3
Purchase of other assets	—	-152.0	—	8.0	—	-144.0
Net (increase) decrease in deposit assets	—	-73.3	—	-38.3	—	-111.6
Notes receivable	-46.7	-49.2	—	-135.9	231.8	—
Investment in subsidiaries	-355.1	-108.7	—	—	463.8	—

Net cash provided by (used in) investing activities	-401.8	-1,058.5	—	449.3	695.6	-315.4

Cash flows from financing activities
Capital contribution	—	402.9	—	108.7	-511.6	—
Issuance of notes payable	22.0	182.6	—	27.2	-231.8	—
Net purchases of common shares	-6.0	—	—	—	—	-6.0
Dividends to shareholders	-47.8	-47.8	—	—	47.8	-47.8
Proceeds from Rights Offering	428.4	—	—	—	—	428.4
Rights Offering issuance costs	-25.1	—	—	—	—	-25.1
Net increase (decrease) in deposit liabilities	—	29.7	—	-31.4	—	-1.7
Net cash provided by (used in) financing activities	371.5	567.4	—	104.5	-695.6	347.8
Effect of exchange rate changes on cash and cash equivalents	-10.4	15.4	—	4.0	—	9.0
Change in cash and cash equivalents	0.9	223.2	2.1	173.9	—	400.1
Cash and cash equivalents as of January 1	1.2	121.9	2.1	155.6	—	280.8
Cash and cash equivalents as of December 31	2.1	345.1	4.2	329.5	—	680.9

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

Condensed consolidating
statements of income				Non-
(US$ million)	Converium	Converium	Converium	Guarantor	Consolidating
Year ended December 31, 2003	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated
Revenues
Net premiums written	—	2,549.0	—	1,373.7	—	3,922.7
Net premiums earned	—	2,454.0	—	1,313.8	—	3,767.8
Net investment income	13.3	129.5	12.5	105.0	-25.9	234.4
Net realized capital (losses) gains	—	-50.3	39.5	29.2	—	18.4
Other income (loss)	33.1	14.3	—	-29.9	—	17.5

Total revenues	46.4	2,547.5	52.0	1,418.1	-25.9	4,038.1

Benefits, losses and expenses
Losses, loss expenses and life benefits	—	-1,667.5	—	-1,092.6	—	-2,760.1
Acquisition costs	—	-567.0	—	-265.0	—	-832.0
Other operating and administration expenses	-8.9	-105.1	4.1	-92.6	—	-202.5
Interest expense	-10.5	-0.1	-16.5	-29.8	25.9	-31.0
Amortization of other intangible assets	—	-1.8	—	—	—	-1.8

Total benefits, losses and expenses	-19.4	-2,341.5	-12.4	-1,480.0	25.9	-3,827.4

Income (loss) before taxes	27.0	206.0	39.6	-61.9	—	210.7
Income tax (expense) benefit	-3.5	-42.7	—	13.4	—	-32.8
Income (loss) before equity in income (loss) of subsidiaries	23.5	163.3	39.6	-48.5	—	177.9
Equity in income (loss) of subsidiaries	154.4	-8.9	—	—	-145.5	—

Net income (loss)	177.9	154.4	39.6	-48.5	-145.5	177.9

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
Condensed consolidating statements of cash flows

				Non-
(US$ million)	Converium	Converium	Converium	Guarantor	Consolidating
Year ended December 31, 2003	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated
Cash provided by (used in) operating activities	3.3	878.8	-1.1	35.3	0.9	917.2

Cash flows from investing activities
Purchases of fixed maturities held-to-maturity	—	-192.4	—	—	—	-192.4
Proceeds from sales and maturities of fixed maturities available-for-sale	—	904.9	—	2,908.5	—	3,813.4
Purchases of fixed maturities available-for-sale	—	-1,828.1	-14.8	-3,211.1	—	-5,054.0
Proceeds from sales of equity securities	—	47.8	—	46.5	—	94.3
Purchases of equity securities	—	-178.2	—	-66.1	—	-244.3
Net decrease (increase) in short-term investments	3.6	256.6	42.7	-25.7	—	277.2
Purchase of note receivable	—	—	-25.0	—	25.0	—
Investment in subsidiaries	29.9	-106.8	—	—	76.9	—
Net (increase) decrease in deposit assets	—	-27.2	—	14.1	—	-13.1
All other investing activity	—	10.5	—	-4.9	-0.9	4.7

Net cash provided by (used in) investing activities	33.5	-1,112.9	2.9	-338.7	101.0	-1,314.2

Cash flows from financing activities
Capital contribution	—	—	—	106.8	-106.8	—
Issuance of notes payable	—	—	—	25.0	-25.0	—
Net purchases of common shares	-17.3	—	—	—	—	-17.3
Dividends to shareholders	-29.9	-29.9	—	—	29.9	-29.9
Net increase (decrease) in deposit liabilities	—	305.4	—	-5.3	—	300.1

Net cash (used in) provided by financing activities	-47.2	275.5	—	126.5	-101.9	252.9

Effect of exchange rate changes on cash and cash equivalents	10.8	13.4	—	-0.5	—	23.7
Change in cash and cash equivalents	0.4	54.8	1.8	-177.4	—	-120.4
Cash and cash equivalents as of January 1	0.8	67.1	0.3	333.0	—	401.2
Cash and cash equivalents as of December 31	1.2	121.9	2.1	155.6	—	280.8

[Divider Page]

Converium Holding AG
Report of the statutory auditors
To the Annual General Meeting of Converium Holding AG, Zug
As statutory auditors, we have audited the accounting records and the financial statements (statements of income, balance sheets and notes included on pages 117 to 122) of Converium Holding AG for the year ended December 31, 2005.
These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.
Our audit was conducted in accordance with Swiss Auditing Standards, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the Company’s Articles of Incorporation.
We recommend that the financial statements submitted to you be approved.
PricewaterhouseCoopers Ltd
M. Frei                                                             A. Hill
Zurich, March 20, 2006

Converium Holding AG
Principal activity and review of the year
Converium Holding AG is the holding company of Converium with primary listings on the SWX Swiss Exchange and on the NYSE New York Stock Exchange.
Converium Holding AG was incorporated on June 19, 2001 with a share capital of CHF 100,000. As part of the Transactions, Converium Holding AG was established as the holding company of Converium and its share capital was increased to CHF 400,000,000. The shares of Converium Holding AG were placed in an initial public offering in December 2001 and trading in Converium Holding AG shares started on the SWX-Swiss Exchange and NYSE-New York Stock Exchange on December 11, 2001.
In October 2004, Converium’s share capital was increased by CHF 533,416,225 by issuing 106,683,245 shares at CHF 5 each. The additional shares were issued and Converium’s corresponding capital increase (and reduction of the nominal value) was recorded in the Commercial Register of the Canton of Zug (Switzerland) on October 12, 2004. After the registration of the shares in the Commercial Register of the Canton of Zug, Converium’s issued outstanding share capital was CHF 733,447,310, divided into 146,689,462 shares with a nominal value of CHF 5.
Its principal activity is the holding of affiliates. In late 2004, Converium Holding AG founded Converium IP Management AG, Bermuda, a fully owned subsidiary, established to explore the Converium brand. In September 2005, Converium IP Management AG was re-domiciled from Bermuda to the Canton of Zug. Subsequent to the third quarter of 2005, Converium Holding AG’s income will no longer include royalty fees.
The net income of Converium Holding AG was CHF 26.2 million for the year ended December 31, 2005.

Converium Holding AG
Statements of income

(CHF million)
For the years ended December 31	Notes	2005	2004	2003
Income
Royalty fees	6	11.6	38.0	44.8
Interest income	4	16.6	16.1	17.7
Dividend income		—	0.2	37.0
Realized gains on common stocks		5.3	—	—
Foreign exchange gains		17.5	2.9	1.1
Total income		51.0	57.2	100.6

Expenses
Other operating and administration expenses		-36.1	-55.0	-11.5
Interest expense	5	-13.9	-13.1	-14.0
Foreign exchange loss		- 48.7	—	—
Impairment of note receivable from Converium Reinsurance (North America) Inc. and of receivables relating to interest income of this note	4	—	-179.3	—
Impairment of investments in affiliates		—	-1,332.4	—
Impairment of treasury shares		—	-5.3	—
Tax income (expense)		1.9	2.9	-4.7
Total expenses		- 96.8	-1,582.2	-30.2
Extraordinary gain	7	72.0	—	—
Net income (loss)		26.2	-1,525.0	70.4
The notes to the financial statements are an integral part of these financial statements.

Converium Holding AG
Balance sheets

(CHF million)
Year ended December 31	Notes	2005	2004
Assets
Invested assets
Common stock treasury shares		2.1	4.3
Investments in affiliates	3	2,060.8	1,977.2

Total invested assets		2,062.9	1,981.5

Current assets
Cash and cash equivalents		0.2	2.4
Other receivables		3.5	—
Other receivables from affiliates		17.9	28.2
Short-term loan to Converium AG		10.7	53.1
Accrued income		1.9	—
Accrued income from affiliates	4	17.3	0.1
Total current assets		51.5	83.8

Total assets		2,114.4	2,065.3

Liabilities and shareholders’ equity
Liabilities
Note payable to Converium Finance S.A., Luxembourg	5	197.7	170.6
Other payables to affiliates		18.2	26.2
Accrued expenses		37.0	33.2
Total liabilities		252.9	230.0

Shareholders’ equity
Common stock	9	733.4	733.4

Legal reserves:
General reserves	9	1,099.8	2,610.6
Reserve for treasury shares	9	2.1	9.6

Retained earnings:
Beginning of year		—	6.7
Net income (loss)		26.2	-1,525.0
Retained earnings, end of year		26.2	-1,518.3
Total shareholders’ equity		1,861.5	1,835.3

Total liabilities and shareholders’ equity		2,114.4	2,065.3
The notes to the financial statements are an integral part of these financial statements.

Converium Holding AG
Notes to the financial statements
1. Basis of preparation
Converium Holding AG presents its financial statements in accordance with Swiss law. These financial statements are unconsolidated and the investments are carried at a value no higher than their cost.
2. Summary of significant accounting policies
(a) Foreign currency translation
Assets and liabilities in foreign currencies are translated at the end of period exchange rates, whereas statements of income are translated at average exchange rates for the period. The resulting exchange differences are recorded in the statement of income.
(b) Investments in affiliates
Investments in affiliates are equity interests, which are held on a long-term basis for the purpose of the holding company’s business activities. They are carried at a value no higher than their cost less adjustments for impairment, if any.
3. Investments in affiliates
Investments in affiliates consist mainly of a 100% interest in Converium AG, in Converium Finance (Bermuda) Ltd and in Converium IP Management AG with a carrying value of CHF 2,060.8 million as of December 31, 2005.

		Share		% of equity		Book value
Entity	Purpose	capital		shares held		(in CHF million)
				2005	2004	2005	2004
Converium AG, Zurich, Switzerland	Reinsurance	CHF	400,000,000	100%	100%	1,977.2	1,977.2
Converium Finance (Bermuda) Ltd, Bermuda	Finance	US$	12,000	100%	100%	83.5	0.0
Converium IP Management AG, Zug, Switzerland	Brand Management	CHF	100,000	100%	100%	0.1	0.0
Investments in affiliates						2,060.8	1,977.2
4. Accrued income from Converium Reinsurance (North America) Inc.
The note receivable from Converium Reinsurance (North America) Inc. had a carrying value of nil as of December 31, 2004 after recording an impairment charge of CHF 179.3 million. It was a surplus contribution note with a principle of US$ 150.0 million bearing interest at 8.75% per annum.
5. Note payable to Converium Finance S.A., Luxembourg
The note payable to Converium Finance S.A., Luxembourg has a principal of US$ 150.0 million with interest of 7.0% per annum. It was originally issued on October 1, 2001 and is due on October 1, 2006. It was originally payable to Converium AG but during 2002 it was transferred by Converium AG to Converium Finance S.A., Luxembourg.

Converium Holding AG
Notes to the financial statements (continued)
6. Royalty fees
In 2004, Converium Holding AG received royalty fees for the use of the Converium brand from Converium AG, Converium Rückversicherung (Deutschland) AG and from Converium Reinsurance (North America) Inc. In 2004, Converium Holding AG paid the royalty fees back to Converium Rückversicherung (Deutschland) AG as a result of this legal entity’s current situation. Converium Holding AG received royalty fees for only the first half of 2004 from Converium Reinsurance (North America) Inc. as a result of this legal entity being placed into orderly run-off.
In 2004, we formed Converium Finance (Bermuda) Ltd, as well as Converium IP Management AG, both of which were incorporated in Bermuda on December 17, 2004. Converium IP Management AG was transferred on September 2, 2005 from Hamilton, Bermuda to Zug, Switzerland. As part of the formation process, Converium Holding AG has contributed the rights to commercially exploit the Converium brand to Converium Finance (Bermuda) Ltd, which in turn sold the rights to commercially exploit the Converium brand in exchange for a loan to Converium IP Management AG. Converium IP Management AG entered into a license agreement allowing it to commercially exploit the Converium brand with respect to our operating insurance, respectively, reinsurance branch offices and subsidiaries. We implemented this corporate change mainly to comply with relevant tax rules applicable to holding companies in the Canton of Zug, Switzerland in order to protect the current tax status of Converium Holding AG as a holding company and to effectively manage Converium’s brand.
In 2005 Converium Holding AG therefore received royalty fees from Converium AG for the first eight months and for the remaining four months Converium AG paid the royalty fees to Converium IP Management AG.
7. Extraordinary gain
As part of the formation process as described above, Converium AG sold in a first step on December 31, 2004 the rights to commercially exploit the Converium brand to Converium Holding AG. The selling price of CHF 83.3 million was based on a fair market value transfer pricing study conducted by an independent third party consultancy firm. In a second step on January 2, 2005, Converium AG fully and finally waived CHF 72.0 million of the selling price to Converium Holding AG. Based on Swiss law accounting standards we recorded this income as an extraordinary gain in the books of Converium Holding AG. There is no impact on the consolidated financial statements as this extraordinary gain is eliminated as an intra group transaction.
8. Guarantee
Converium Finance S.A., Luxembourg issued guaranteed subordinated notes due in 2032 of US$ 200.0 million with interest of 8.25% payable quarterly in arrears. Converium Holding AG, jointly and severally along with Converium AG, irrevocably and unconditionally guarantee on a subordinated basis payments on these notes.
9. Shareholders’ equity
(a) Changes in equity

(CHF million, except share information)	Number	Common	General	Reserve for	Retained	Total
	of shares	stock	reserves	treasury shares	earnings [1]	shareholders’
						equity
Balance as of December 31, 2003	40,006,217	400.0	2,400.3	14.9	71.7	2,886.9
Balance as of January 1, 2004	40,006,217	400.0	2,400.3	14.9	71.7	2,886.9
Decrease of nominal value	—	-200.0	200.0	—	—	—
Share capital increase	106,683,245	533.4	—	—	—	533.4
Reserve for treasury shares	—	—	5.3	-5.3	—	—
Dividend to shareholders	—	—	—	—	-60.0	-60.0
Allocation to reserves	—	—	5.0	—	-5.0	—
Net loss	—	—	—	—	-1,525.0	-1,525.0
Balance as of December 31, 2004	146,689,462	733.4	2,610.6	9.6	-1,518.3	1,835.3
Balance as of January 1, 2005	146,689,462	733.4	2,610.6	9.6	-1,518.3	1,835.3
Allocation to general reserves	—	—	-1,518.3	—	1,518.3	—
Reserve for treasury shares	—	—	7.5	-7.5	—	—
Net income	—	—	—	—	26.2	26.2
Balance as of December 31, 2005	146,689,462	733.4	1,099.8	2.1	26.2	1,861.5

1	Before appropriation of available earnings

Converium Holding AG
Notes to the financial statements (continued)
(b) Ordinary share capital
As of December 31, 2005 Converium Holding AG had an ordinary share capital of CHF 733,447,310 divided into 146,689,462 fully paid-up registered shares with a nominal value of CHF 5 each.
(c) Contingent share capital for option rights and/or conversion rights
Pursuant to Article 3a of Converium’s Articles of Incorporation, Converium’s share capital can be increased by the issuance of a maximum of 4,000,000 fully paid-up registered shares of CHF 5 nominal value each, amounting to a maximum of CHF 20,000,000 through the exercise of option or conversion rights which will be granted on a stand-alone basis or in connection with bond issuances or other debt financing by Converium or one of its subsidiaries. The subscription right of the shareholders with respect to these shares is excluded. The advance subscription rights of the shareholders may be excluded by the Board of Directors if the options or conversion rights are used in connection with the financing of a take-over of a business, parts of a business or participations. In this case, the structure, term and amount of the bond issue or other debt financing, if any, as well as the terms and conditions of the option and/or conversion rights, are to be determined by the Board of Directors on the basis of the market conditions prevailing at the time of the issue of the rights. Option and/or conversion rights shall be exercisable for the maximum period of ten years. In 2005 no registered shares were issued from the contingent share capital.

	Number of shares of	Contingent share capital
	contingent share capital	(CHF)
Balance, December 31, 2003	3,993,783	39,937,830
Share capital increase resulting from the amendment of the Articles of Incorporation	6,217	62,170
Reduction of the nominal value	—	-20,000,000
Balance, December 31, 2004	4,000,000	20,000,000
Share capital activity	—	—
Balance, December 31, 2005	4,000,000	20,000,000
(d) Authorized share capital
Pursuant to Article 3b of the Articles of Incorporation, the Board of Directors is authorized, on or before April 27, 2004, to increase the share capital by the issue of up to a maximum of 4,000,000 fully paid-up registered shares of CHF 5 nominal value each, amounting to a maximum of CHF 20,000,000. The subscription rights of the shareholders may be excluded by the Board of Directors if the new shares are used for a take-over of a business, parts of a business, or participations, or for the financing of such transactions, or for the enlargement of the shareholder base in connection with the listing of shares on a stock exchange. In 2005 no registered shares were issued from the authorized share capital.

	Number of shares of	Authorized share capital
	authorized share capital	(CHF)
Authorization April 27, 2004	4,000,000	40,000,000
Reduction of the nominal value	—	-20,000,000
Balance, December 31, 2004	4,000,000	20,000,000
Authorized share capital activity	—	—
Balance, December 31, 2005	4,000,000	20,000,000

Converium Holding AG
Notes to the financial statements (continued)
e) Reserve for treasury shares
The table below shows the movements in treasury shares of Converium Holding AG held by Converium.

	2005		2004
		Purchase/		Purchase/
	Number	sales value	Number	sales value
Year ended December 31	of shares	(CHF million)	of shares	(CHF million)

Reserve for treasury shares
Balance, January 1	416,576	9.6	230,597	14.9
Purchases	200,000	2.0	386,775	7.7
Sales	400,345	9.5	200,796	13.0
Balance, December 31	216,231	2.1	416,576	9.6

Average purchase price	CHF 9.83		CHF 19.85
Average selling price	CHF 23.71		CHF 64.06
10. Shareholders
As of December 31, 2005, 6,539 shareholders holding 73.6 million shares were registered in the share register of Converium Holding AG. 6,047 of these shareholders were private individuals holding 7.6% of the total numbers of outstanding shares, 135 were foundations and pension funds holding 4.04% and 357 were other legal entities holding 38.53% of the total number of outstanding shares.
Converium Holding AG had the following significant share holdings as of December 31, 2005:
•	Odey Asset Management LLP, London, United Kingdom: 11.20%
•	Dodge & Cox, San Francisco, United States: 5.04%
•	Zurich Cantonal Bank, Zurich, Switzerland: 5.87%
•	Patinex AG, Wilen, Switzerland: 12.49%
(5.06% in the form of 7,425,000 registered shares and 7.43% in the form of purchase rights with entitlement to purchase 10,900,000 registered shares)

Converium Holding AG
Proposed appropriation of available earnings

	Number of	Nominal capital
Share structure	registered shares	(CHF)

For the financial year 2005
Eligible for dividend	146,689,462	733,447,310
Total shares issued	146,689,462	733,447,310
The Board of Directors proposes to the Annual General Meeting to allocate available earnings as follows:

	2005
(CHF)	(Proposed)	2004

Retained earnings brought forward from the previous year	—	6,702,107
Net income (loss) for the financial year	26,191,677	-1,524,993,481
Available earnings	26,191,677	-1,518,291,374
Dividend (CHF 0.10 per registered share)	-14,668,946	—
Allocation to general reserve	—	1,518,291,374
Retained earnings carried forward	11,522,731	—
The Board of Directors proposes to the Annual General Meeting an appropriation of the available earnings in accordance with the above table.
March 6, 2006
On behalf of the Board of Directors of Converium Holding AG

Peter C. Colombo	Georg Mehl
Chairman	Vice Chairman

[Divider Page]

Addresses of offices
Europe
Zug
Converium Holding AG
Dammstrasse 19
6301 Zug
Switzerland
Phone +41 44 639 9335
Fax +41 44 639 9334
Zurich
Converium AG
General Guisan-Quai 26
P.O. Box
8022 Zurich
Switzerland
Phone +41 44 639 9393
Fax +41 44 639 9090
Cologne
Converium Rückversicherung (Deutschland) AG
Clever Strasse 36
50668 Cologne
Germany
Phone +49 221 539 0
Fax +49 221 539 2022
London
Converium Insurance (UK) Ltd
Converium London Management Ltd
Converium Underwriting Ltd
Converium Holding (UK) Ltd
Level 12
71 Fenchurch Street
London EC3M 4BS
United Kingdom
Phone +44 207 553 8100
Fax +44 207 553 8120
Guernsey
Converium PCC Limited
5 St James Street
St Peter Port
Guernsey GY1 2NZ
United Kingdom
Phone +44 14 8173 7120
Fax +44 14 8173 7129
Milan
Converium Rückversicherung (Deutschland) AG
Branch Office Italy
Viale Majno 15
20122 Milan
Italy
Phone +39 02 7640 9720
Fax +39 02 7631 8278
Paris
Converium Rückversicherung (Deutschland) AG
Branch Office France
18, Avenue Franklin Roosevelt
75008 Paris
France
Phone +33 1 5856 6600
Fax +33 1 5856 6606

North America
New York
Converium Reinsurance (North America) Inc.
22 Cortlandt Street, 29th Floor
New York, NY 10007
United States
Phone +1 212 898 5000
Fax +1 212 898 5052
Toll-Free +1 866 900 2762
Stamford
Converium Reinsurance (North America) Inc.
Administrative Office
One Canterbury Green, 11th Floor
P.O. Box 29
Stamford, CT 06904-0029
United States
Phone +1 203 965 8800
Fax +1 203 965 8805
Toll-Free +1 800 335 7826
Bermuda
Converium Ltd
Bermuda Branch Office
4th Floor
Crawford House
50 Cedar Avenue
Hamilton, HM 11
Bermuda
Phone +1 441295 4699
Fax +1 441 232 5798
Toronto
Converium Reinsurance (North America) Inc.
Canadian Branch
having its chief agency in Canada at
133 Richmond Street West, Suite 401
Toronto, Ontario, M5H 2L3
Canada
Phone +1 416 363 6103
Fax +1 416 363 7454
Latin America
Buenos Aires
Converium Representaciones S.A.
Carlos Pellegrini 1427, 2° piso
(C1011AAC) Buenos Aires
Argentina
Phone +54 11 5032 5400
Fax +54 11 5032 5410
Sao Paulo
Converium Serviços Técnicos Ltda.
R. Luigi Galvani 70, Suite 121
04575-020 São Paulo – SP
Brazil
Phone +55 11 5506 4166
Fax +55 11 5505 6838

Asia Pacific
Kuala Lumpur
Converium Ltd
Regional Reinsurance Branch Office
Marketing Office
Suite 47.02, Level 47
Letter Box No.110, Menara AmBank
No 8, Jalan Yap Kwan Seng
50450 Kuala Lumpur
Malaysia
Phone +60 3 2070 3933
Fax +60 3 2070 3808
Labuan
Converium Ltd
Regional Reinsurance Branch Office
Suite 3-02, 3rd Floor
Lucas Kong Building
No U0185, Jalan Merdeka
87007 Labuan F.T.
Malaysia
Phone +60 87 422 004
Fax +60 87 422 005
Singapore
Converium Ltd
Regional Reinsurance Branch Office
6 Temasek Boulevard #43-01
Suntec Tower Four
Singapore 038986
Phone +65 6333 8887
Fax +65 6333 8885
Sydney
Converium Ltd
Australian Branch
Level 21
Australia Square
264 George Street
GPO Box 3973
Sydney NSW 2001
Australia
Phone +61 2 9274 3000
Fax +61 2 9274 3033
Tokyo
Converium Ltd
Reinsurance Representative Office
Marunouchi Mitsui Building 10F
2-2, Marunouchi 2-Chome
Chiyoda-ku
Tokyo 100-0005
Japan
Phone +81 3 3201 3811
Fax +81 3 3201 3820

Glossary
Accident and Health: All types of covers that provide benefits related to an accident or to medical treatments. Accident covers provide indemnification for damages caused by an accident such as accidental death and dismemberment, disability, medical expenses and the accumulation of accident-related benefits. Medical benefits may cover hospitalization expenses and outpatient expenses caused by any reason, dental treatments or medical expenses arising while travelling abroad. Also certain types of short-term income replacements such as hospital cash benefits are considered as health business.
Agribusiness: Agribusiness (re)insurance provides coverage against depleted crop yields or the complete loss of crops due to acts of nature, and includes specialized products such as revenue covers. Converium’s largest agribusiness line is Multiple Peril Crop Insurance (MPCI), which indemnifies farmers for losses arising from yield reductions caused by insured events such as drought, freeze and hail.
Annuity: A contract that pays a periodic income benefit for the life of a person (the annuitant) or for a specified number of years, or a combination of the two, in return for a single premium payment. Immediate annuities provide income from the date the policy is taken out and deferred annuities provide income at a future specified date.
Audit Committee: The Audit Committee comprises the Chairman of the Board and the Chairmen of the Finance, Nomination and Remuneration Committees. It reviews and approves the quarterly financial statements, except year-end results; approves and supervises the implementation of Converium’s Audit Charter, including the review of internal control systems and Converium’s risk management and auditing processes; reviews and assesses significant accounting and reporting issues; oversees external and internal auditors and the external and internal audit process; assesses the accuracy of the annual financial statements and determines that appropriate accounting principles have been applied; and liaises with Converium’s Risk Management functions to identify Converium’s areas of greatest risk and to assess management’s role in mitigating the risks.
Aviation & Space: Aviation insurance covers property and liability risks related to aircraft, airlines, aviation product manufacturers, airports, and related businesses. Space insurance covers losses during the pre-launch, launch, and in-orbit phases of satellites.
Board of Directors (Board): Converium’s global strategy is set by its Board of Directors, the body with ultimate responsibility for Converium’s policies and management, including investment, treasury, solvency and liquidity policies. All Board members, except Terry G. Clarke who held the position of Chief Executive Officer, are non-executive and independent of management. None of the Board members has ever held an executive position within Converium or any of its subsidiaries. No interlocking directorships exist between the Board members of Converium and board members of any other company.
Branch Office: A branch office is part of the legal entity under which it operates and has its own organization and administration. It underwrites business for its assigned territory, has its own balance sheet and is subject to local regulations. Converium Ltd has branch offices in Singapore, Kuala Lumpur, Labuan, Bermuda and Australia. Converium Rückversicherung (Deutschland) AG has branch offices in Paris and Milan. Additionally, Converium Reinsurance (North America) Inc. has established a branch office in Canada.
Cede, Ceding Insurer, Cession: When an insurer reinsures its risk with another insurer (“cession”), it “cedes” business and is referred to as the “ceding insurer.”
Chief Risk Officer: The Chief Risk Officer (CRO) function embodies enterprise risk management within Converium. Converium’s CRO has two focal areas of responsibility: to ensure that the quantitative characteristics of each specific risk assumed are monitored through setting and controlling of the adherence to pricing, and policies and guidelines, and secondly, to ensure that the unique aggregate risks which reinsurers can amass are within defined tolerance levels.
Combined Ratio: The sum of the loss ratio and the expense ratio for a non-life insurance or a reinsurance company. A combined ratio below 100 generally indicates profitable underwriting. A combined ratio over 100 indicates unprofitable underwriting. An insurance company with a combined ratio over 100 may be profitable to the extent that net investment results exceed underwriting losses.
Credit & Surety: Credit insurance, the insurance of commercial receivables, covers financial losses to insureds arising from debts which are uncollectable due to their customers’ insolvency. Surety insurance provides a guarantee to a third party, the beneficiary, that the principal — a construction company, for example — will fulfill an obligation to the beneficiary, who receives an indemnification if the principal fails to fulfill the obligation.
Cycle Management: Cycle Management is a process of dynamic and proactive assessment of the industry underwriting cycles, and our deployment of appropriate strategies to maximize Converium’s positioning and profitability throughout the cycles.
Engineering: Insurance covering building projects and the insurance of machinery in operation in industrial facilities.
Enterprise Risk Management: Enterprise Risk Management at Converium centers around an interdisciplinary Risk Management Committee, which includes the most senior executives from each business, support and service area. The Risk Management Committee meets on a regular basis to discuss risk management issues, including those highlighted by the Chief Risk Officer.
Expense Ratio: The ratio of non-life insurance or reinsurance operating expenses (i.e. acquisition costs and profit participation net of reinsurance commissions) to net premiums earned plus administration expenses to net premiums written.
Facultative Reinsurance: The reinsurance of part or all of the insurance provided by a single policy negotiated on a contract-by-contract basis.
Finance Committee: It approves external providers of asset management services and capital increases in subsidiaries between US$ 5 million and US$ 20 million. It submits to the Board for its approval the accounting standards framework for Converium, the annual budget and financial plans, investment and treasury policy, solvency and liquidity planning, strategic asset allocation, tax planning, the allocation of expenses to be charged to the Corporate Center, capital increases and the use of contingent or authorized capital, year-end results and dividend policy, as well as exchange listings and de-listings.
General Third Party Liability/Casualty: General liability business covers the (re)insurance of risks arising from commercial, product, business and personal liability.
Global Business Segments: Converium’s structure comprises four global business segments, based upon which Converium pursues its financial reporting and manages its business. The four global business segments are the following: Standard Property & Casualty Reinsurance, Specialty Lines, Life & Health Reinsurance and Run-Off.
Global Executive Committee (GEC): The Board of Directors has delegated the management of Converium to the GEC. The GEC comprises an executive management team currently with seven members. It is responsible for implementing Converium’s global strategy, ensuring effective collaboration between each subsidiary and business segment, and reviewing progress against financial and operating plans as approved by the Board. The duties and responsibilities of the GEC are defined in the Organizational By-laws of Converium Holding AG.
Global Risk Pooling (GRP): Global Risk Pooling is the function within Converium which is responsible for purchasing all retrocession covers in accordance with risk management guidelines. Furthermore, GRP is responsible for internal risk pooling for Converium’s various legal entities.
Gross Premiums Written: Total premiums (whether or not earned) for insurance contracts written or assumed (including deposits for contracts with an insignificant amount of mortality or morbidity risk) during a specific period, without deduction for premiums ceded.
Incurred But Not Reported (IBNR) Reserves: Reserves for estimated losses and loss adjustment expenses which have been incurred but not reported to the insurer or reinsurer, including future development of claims which have been reported to the insurer or reinsurer but where the established reserves may ultimately prove to be inadequate.
Internal Audit: Internal Audit is responsible for the evaluation of Converium’s risk management, control and governance processes. To perform its role, Internal Audit has unrestricted access to all information and documents for audit projects approved by the Board of Directors/Audit Committee, to which it reports directly (as stipulated in Converium’s By-laws). Internal Audit is committed to the Standards for the Professional Practice of Internal Auditing set out by the Institute of Internal Auditors.
Liability: Liability insurance includes many classes of cover which provide indemnification for monetary amounts that an insured becomes legally obliged to pay to a third party.

Life and Disability: This includes all traditional and universal life covers, annuities, long-term care benefits, critical illness covers as well as all insurance types covering disability (long-term, short-term, permanent total, permanent partial, any/own occupation, etc.) caused by illness or accident.
Life & Health Reinsurance: Life & Health Reinsurance is one of the four global business segments Converium is based upon. This segment includes the following lines of business: Life and Disability, and Accident and Health.
Loss: An insured event that is the basis for submission or payment of a benefit under an insurance policy. Losses may be covered, limited or excluded from coverage, depending on the terms of the policy.
Loss Adjustment Expenses (LAE): The expenses of investigating and settling claims, including certain legal and other fees, and the expenses of administering the claims adjustment process.
Loss Ratio: Ratio of non-life insurance or reinsurance company’s net incurred losses and loss adjustment expenses to net premiums earned.
Loss Reserves: Reserves established by an insurer or reinsurer and recorded on its balance sheet to reflect the estimated cost of future payments for claims for which the insurer or reinsurer ultimately will be required to indemnify insureds or reinsureds in the future. Reserves are held in respect of losses occurred on or prior to the balance sheet date on insurance or reinsurance written and earned. Loss reserves are generally composed of individual case reserves for reported claims and IBNR reserves.
Marine & Energy: Marine insurance includes physical damage insurance for ships, shipping, oil rigs and related activities, cargo (while being transported by land, sea or air) and related liabilities.
Motor: Motor insurance covers claims for bodily injury and property damage arising from automobile accidents.
Net Premiums Written: Gross premiums less premiums ceded for reinsurance.
Nomination Committee: It appoints and dismisses the Head of Internal Audit and outside directors of Converium companies, unless such appointment or dismissal is required by regulatory law or order, in which case such appointment or dismissal lies in the responsibility of the CEO. The Committee proposes to the Board of Directors the appointment of Board members and the members of its Committees and their Chairmen, the Chairman and Vice Chairman of the Board and the members of the GEC. It defines and implements procedures for the annual self-evaluation of the Board’s and the Committees’ performance; for the annual statement of independence of the Board and disclosure of any conflict of interests and any agreements concluded with Converium or any of its subsidiaries; and for the orientation program for new Board members.
Non-Proportional Reinsurance: Reinsurance under which the reinsurer’s participation in a claim depends on the size of the claim. Also known as “excess reinsurance”.
Personal Accident: All types of benefits insured on a stand-alone basis that provide indemnification related to an accident. The covered risks include accidental death and dismemberment, disability due to an accident (short-term, permanent total, permanent partial), medical expenses caused by an accident and the accumulation of accident-related benefits.
Premiums Earned: That portion of gross premiums written in current and past periods applying to the expired portion of the policy period.
Professional Liability and other Special Liability: Insurance to protect the insured against the consequences of its liability to pay damages in respect of a breach of professional duty in the practicing of its profession.
Property: Property insurance covers the physical assets of an insured against fire, extended coverages or all risks and consequential business interruption arising therefrom.
Proportional Reinsurance: Arrangement whereby the insurer cedes to the reinsurer an agreed fixed percentage of premiums, claims and other liabilities for each policy covered on a pro rata basis.
Reinsurance: The practice whereby one insurer, called the reinsurer, in consideration for premiums received, agrees to indemnify the ceding insurer for all or a portion of the risk under a policy or policies of insurance issued by the ceding insurer. The legal rights of the insured generally are not affected by the reinsurance transaction, and the insurance enterprise issuing the insurance contract remains liable to the insured for payment of policy benefits.

Remuneration Committee: This Committee sets the compensation levels for the Global Executive Committee (except the CEO) and the Head of Internal Audit, and proposes to the Board of Directors the overall remuneration for the CEO and for each of the members of the Board, as well as the principles of compensation, of incentive schemes, and bonus payments to employees.
Representative Office: Representative offices provide Converium’s business segments with local bases for marketing, liaison and client service. They are restricted in their activities and may not underwrite reinsurance business. Converium has representative offices in Argentina, Brazil and Great Britain.
Reserves: Liabilities established by insurers and reinsurers to reflect the estimated cost of claims payments, benefits payments and the related expenses that the insurer or reinsurer will ultimately be required to pay in accordance with the insurance or reinsurance it has written.
Retention: The amount or portion of risk which a ceding insurer retains for its own account. Losses and loss expenses paid by the ceding insurer in excess of the retention level are then reimbursed to the insurer by the reinsurer. In proportional insurance, the retention may be a percentage of the original policy’s limit. In non-proportional insurance, the retention is an amount of loss, a loss ratio or a percentage.
Retrocessional Reinsurance: An arrangement under which a reinsurer cedes to another reinsurer (the “retroces sionaire”) all or a portion of the insurance risks reinsured by the first reinsurer. Retrocessional reinsurance generally does not legally discharge the ceding reinsurer from its liability to the original ceding company.
Sarbanes-Oxley Act: As a foreign registrant listed on the New York Stock Exchange, Converium is subject to all relevant United States securities laws and regulations including the US Sarbanes-Oxley Act (the Act) of 2002. The US Congress enacted this law as a response to several large insolvencies of registered entities involving fraudulent accounting and financial reporting practices. Converium is aiming to be in compliance with the Act Section 404, a critical section regarding internal controls and procedures for financial reporting for the year ending December 31, 2006.
Specialty Lines: Specialty Lines is one of the four global business segments Converium is based upon. This segment includes the following lines of business: Agribusiness, Aviation & Space, Credit & Surety, Engineering, Marine & Energy, Professional Liability and other Special Liability, Excess and Surplus Lines, and Workers’ Compensation.
Standard Property & Casualty Reinsurance: Standard Property & Casualty Reinsurance is one of the four global business segments Converium is based upon. This segment includes the following lines of business: General Third Party Liability/Casualty, Motor, Property, and Personal Accident (assumed from non-life insurers).
Survival Ratio: An industry measure of the number of years it would take a company to exhaust its asbestos and environmental reserves for losses and loss expenses based on that company’s current level of asbestos and environmental claims payments. The ratio is derived by dividing the current ending losses and loss expense reserves by the average annual payments for the prior three years. The ratio is computed based on the ending reserves for losses and loss expenses over the respective claims settlements during the fiscal year.
Tail: The period of time that elapses between the incurrence and settlement of losses under a policy. A “short-tail” insurance product is one where ultimate losses are known and settled comparatively quickly; ultimate losses under a “long-tail” insurance product are sometimes not known and settled for many years.
Term Life Insurance: Life insurance protection for a limited period which expires without maturity value if the insured survives the period specified in the policy.
Treaty Reinsurance: A type of reinsurance whereby the ceding company automatically cedes and the reinsurer automatically assumes a predetermined portion or category of specified risks underwritten by the ceding company.
Underwriting: The process whereby an insurer or reinsurer reviews applications submitted for insurance or reinsurance coverage and determines whether it will provide all or part of the coverage being requested for an agreed premium.
Underwriting Results: The pre-tax profit or loss experienced by a non-life insurance company or reinsurance company after deducting incurred losses and loss expenses and operating expenses from premiums earned. This profit and loss calculation includes reinsurance assumed and ceded but excludes investment income.

Universal Life Insurance: A life insurance product under which premiums are generally flexible, the level of death benefits may be adjusted and expenses and other charges are specifically disclosed to the policyholder and deducted from their account balance.
Whole Life Insurance: A permanent life insurance product offering guaranteed death benefits and guaranteed cash values.
Workers’ Compensation: Workers’ compensation insurance provides payments required by law to be made to an employee who is injured or disabled in connection with work, including payments for both medical treatment and lost wages.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONVERIUM HOLDING AG

By:	/s/ Inga K. Beale
Name: Inga K. Beale
Title: Chief Executive Officer, Converium Holding AG

By:	/s/ Andreas Zdrenyk
Name: Andreas Zdrenyk
Title: Chief Financial Officer, Converium Holding AG

Date:	March 24, 2006